  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1998

                                                REGISTRATION NO. 333-50643
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                            MIPS TECHNOLOGIES, INC.

            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ---------------

             DELAWARE                            3571                          77-0322161
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                          2011 NORTH SHORELINE BLVD.
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                (650) 960-1980
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ---------------
                               JOHN E. BOURGOIN
                            MIPS TECHNOLOGIES, INC.
                          2011 NORTH SHORELINE BLVD.
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                (650) 960-1980
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ---------------
                                  COPIES TO:

             WILLIAM H. HINMAN, JR.                              JOSHUA L. GREEN
              SHEARMAN & STERLING                                JEFFREY Y. SUTO
             555 CALIFORNIA STREET                              VENTURE LAW GROUP
        SAN FRANCISCO, CALIFORNIA 94104                     A PROFESSIONAL CORPORATION
                 (415) 616-1100                                2800 SAND HILL ROAD
                                                           MENLO PARK, CALIFORNIA 94025
                                                                  (650) 854-4488

                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION OF THE SECURITIES UNDER THE +
+SECURITIES LAWS OF ANY SUCH STATE.                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

SUBJECT TO COMPLETION, DATED JUNE 10, 1998

LOGO
--------------------------------------------------------------------------------

5,500,000 SHARES

COMMON STOCK
--------------------------------------------------------------------------------

Of the 5,500,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of MIPS Technologies, Inc. (the "Company") offered hereby (the "Offering"), 1,250,000 are being offered by the Company and 4,250,000 are being offered by Silicon Graphics, Inc. ("Silicon Graphics"). The Company will not receive any proceeds from the sale of the shares by Silicon Graphics. Silicon Graphics currently owns all of the outstanding shares of Common Stock. Following the Offering, Silicon Graphics will own 85.2% of the Common Stock (83.0% if the Underwriters' over-allotment option is exercised in full).

Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price of the Common Stock will be between $12.00 and $14.00 per share. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price. Shares of Common Stock are being reserved for directors and certain employees and semiconductor manufacturing partners of the Company and certain other persons at the initial public offering price. Such directors, employees, manufacturing partners and other persons are expected to purchase, in the aggregate, up to approximately 10% of the Common Stock offered in the Offering.

The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "MIPS".

FOR INFORMATION CONCERNING CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 7.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                        PROCEEDS TO
           PRICE TO       UNDERWRITING   PROCEEDS TO    SILICON
           PUBLIC         DISCOUNT(1)    COMPANY(2)     GRAPHICS
Per Share  $              $              $              $
Total(3)   $              $              $              $

(1) The Company and Silicon Graphics have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) The Company and Silicon Graphics will pay expenses estimated at $       and
    $       , respectively, in connection with the Offering. See "Arrangements
    Between the Company and Silicon Graphics."

(3) Silicon Graphics has granted the Underwriters a 30-day option to purchase up to 825,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Silicon
    Graphics will be $        , $        , $         and $        ,
    respectively. See "Underwriting."

The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. Delivery of the shares of Common Stock offered hereby to the Underwriters is expected to be made in New York, New York
on or about         , 1998.

DEUTSCHE BANK SECURITIES

                 BANCAMERICA ROBERTSON STEPHENS

                                                               HAMBRECHT & QUIST

The date of this Prospectus is          , 1998.

[Inside Front Cover]
MIPS Intellectual Property is here . . . [Graphic: picture of Nintendo 64 videogame] Nintendo(R)64 and here [Graphic: picture of television with WebTV Internet appliance} WebTV(TM) and here [Graphic: picture of Sharp Mobilon] Mobilon(TM) and here [Graphic: picture of Echostar DISH Network] Echostar DISH Network(TM) and here [Graphic: picture of Cassiopeia E-10] Cassiopeia(TM) E-10
 . . . and that's just the beginning.
[MIPS brandmark]                                                    [MIPS Logo]



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

Unless otherwise noted, (i) references to the "Company" include the historical operating results and activities of, and assets and liabilities assigned to, the businesses and operations which comprise the Company as of the date hereof, (ii) "Silicon Graphics" means Silicon Graphics, Inc. and its consolidated subsidiaries (other than the Company), and (iii) numbers and percentages of shares outstanding assume that the Underwriters' over-allotment option is not exercised and have been adjusted to reflect a 360,000-for-one split of the Common Stock effective June 5, 1998.

[Gatefold]

    [Five products incorporating the Company's intellectual property are stacked along the left side of the page and six products incorporating the Company's intellectual property are stacked along the right side of the page. The products are, and the text accompanying the pictures are as follows. Left side of page:]

    Nintendo 64 Powered by the NEC(R) MIPS(R) RISC VR4300(TM) and MIPS Reality Co-Processor

Hewlett-Packard(R) LaserJet(TM) 4000 Powered by the NEC MIPS RISC
VR4300

Sony(R) PlayStation(R) Game Console Powered by the LSI Logic(R)
MIPS RISC MiniRISC(R) Processor

WebTV(R) Powered by the Integrated Device Technology(R) (IDT)
MIPS RISC RV4640

Tektronix(R) NC200 Series Business Network Computers Powered by the NEC MIPS RISC VR4300 Processor

[Right side of page:]

Velo(TM) 500 Powered by the Philips(R) MIPS RISC PR31700
TwoChipHCG

Nino(TM) 300 Powered by the Philips MIPS RISC PR31700
TwoChipHCG

Network Computer Devices, Inc.(R) ThinSTAR(TM) 200 Powered by the
NEC MIPS RISC VR4310(TM)

Everex(R) Freestyle(R) Powered by the NEC MIPS RISC VR4102(TM)

DISH Network Powered by the IDT MIPS RISC R3041

Cisco(R) 7500 Series(TM) Powered by the IDT and NEC MIPS RISC Processors

[Additional Text] Partnering with Power and Innovation

Mips Technologies Inc. develops and licenses advanced reduced instruction set computing (RISC) processors and related technologies for the high-performance digital consumer and embedded markets. MIPS partners shipped 48 million processors in 1997 including products in the following market segments:


       * Base Stations               * Network Computers            * Storage
       * Game Consoles               * Office Automation              RAID SYSTEMS
       * Digital Cameras               Laser Printers                 Hard Disk Drive
       * Set-Top Boxes                 Scanners                     * Internetworking
            Analog                   * Communications                 Routers
            Digital                    Cellular Phones                Switches
       * H/PCs and Palm PCs            Screen Phones                  Hubs
       * Industrial Control            Cable Modems                 * Car Navigation Systems


[MIPS Logo]                                                     [MIPS Brandmark]

                               PROSPECTUS SUMMARY

  THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

  MIPS Technologies, Inc. is a leading designer and developer of RISC-based high-performance 32- and 64-bit microprocessor intellectual property for embedded systems applications. The Company licenses its technology to its seven semiconductor partners: NEC Corporation, Toshiba Corporation, LSI Logic Corporation, Philips Electronics N.V., Integrated Device Technology, NKK Corporation and Quantum Effect Design, Inc. These partners in turn design, market and sell MIPS-based microprocessors to system OEMs. To date, the MIPS RISC architecture has been used to create over 60 separate microprocessor products which have a cumulative installed base of over 70 million units. According to INSIDE THE NEW COMPUTER INDUSTRY, an industry trade publication, the market for RISC-based microprocessors totaled 98 million units in calendar year 1997. The Company's semiconductor partners reported that 48 million units based on the MIPS RISC architecture were shipped in calendar year 1997.

  The Company is specifically targeting the emerging market for digital consumer products. The Company believes that its 32- and 64-bit microprocessor designs are well suited for this market due to the scalability and performance of the MIPS RISC architecture and the cost and time-to-market advantages provided by the Company's intellectual property. The Company has achieved several significant design wins in this market, including video game systems such as the Nintendo 64 and Sony PlayStation, handheld personal computers such as the Phillips Velo and the NEC MobilePro, digital set-top boxes such as Echostar DBS Corporation's Dish Network and Internet appliances from WebTV Networks, Inc.

  The Company is currently a wholly owned subsidiary of Silicon Graphics. Prior to the Separation, the Company's business was conducted by Silicon Graphics primarily through its MIPS Group, a division of Silicon Graphics. The Company's predecessor, MIPS Computer Systems, Inc., was founded in 1984 and was engaged in the design and development of RISC microprocessors for the computer systems and embedded markets.

                                  THE OFFERING

Common Stock Offered........... 5,500,000 shares (including 1,250,000 shares by the Company and 4,250,000 shares by Silicon
                                Graphics)
Common Stock to be outstanding
 after the Offering(1)......... 37,250,000 shares
Nasdaq National Market Symbol.. MIPS

-------

(1) Excludes 7,200,000 shares of Common Stock reserved for issuance pursuant to employee benefit and stock purchase plans. See "Management."

                             SUMMARY FINANCIAL DATA

                   (In thousands, except per share data)

  The following historical financial information may not be indicative of the Company's future performance and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods covered. The historical financial information does not reflect many significant changes that will occur in the funding and operations of the Company and the future sources and costs of the Company's revenue as a result of both the Separation and the Company's recent shift in strategic direction. However, the Company's results of operations for the quarter ended March 31, 1998 reflect certain of these changes and were favorably impacted by seasonal fluctuations in revenue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

                                                                            NINE       THREE
                                                                           MONTHS     MONTHS
                                     YEARS ENDED JUNE 30,                   ENDED      ENDED
                          ----------------------------------------------  MARCH 31,  MARCH 31,
                           1993     1994      1995      1996      1997      1998       1998
                          -------  -------  --------  --------  --------  ---------  ---------
STATEMENTS OF OPERATIONS
 DATA:
Royalties...............  $ 3,643  $ 8,402  $ 13,576  $ 17,916  $ 33,992  $ 44,990   $ 18,231
Contract revenue........   14,834   10,462    16,103    18,627     3,115       827         --
                          -------  -------  --------  --------  --------  --------   --------
Total revenue...........   18,477   18,864    29,679    36,543    37,107    45,817     18,231
Total costs and
 expenses...............   21,920   36,524    57,430    64,609    81,092    50,027      6,706
Net income (loss).......   (3,450) (17,730)  (27,820)  (28,165)  (44,035)   (4,223)    11,523
Net income (loss) per
 basic and diluted
 share..................    (0.10)   (0.49)    (0.77)    (0.78)    (1.22)    (0.12)      0.32

                                                             MARCH 31, 1998
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(1)
                                                          ------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents................................ $   --     $14,873
Working capital (deficiency)............................. (3,045)     11,828
Total assets.............................................  4,316      19,189
Total stockholders' equity (deficit).....................   (667)     14,206

-------
(1) Adjusted to give effect to the sale of the shares of Common Stock offered by the Company and the application of the net proceeds therefrom.

                       RELATIONSHIP WITH SILICON GRAPHICS

  The Company is currently a wholly owned subsidiary of Silicon Graphics. Upon completion of the Offering, Silicon Graphics will beneficially own 85.2% of the outstanding Common Stock (83.0% if the Underwriters' over-allotment option is exercised in full). Accordingly, Silicon Graphics will continue to have the ability to direct the election of members of the board of directors of the Company and exercise a controlling influence over the business and affairs of the Company. In addition, so long as Silicon Graphics' ownership interest in the Company exceeds 50%, Silicon Graphics will have the ability to remove directors with or without cause, call special meetings of stockholders and effect stockholder action by written consent in lieu of a meeting of stockholders. These rights will not be available to the Company's other stockholders, including after Silicon Graphics ceases to own in excess of 50% of the Company's outstanding Common Stock. See "Description of Capital Stock-- Certificate of Incorporation and By-law Provisions That May Have an Anti-Takeover Effect."

  Silicon Graphics has advised the Company that it currently intends to hold all of the Common Stock beneficially owned by it following the Offering. However, Silicon Graphics is not subject to any contractual obligation to retain its controlling interest, except that Silicon Graphics has agreed not to sell or otherwise dispose of any shares of Common Stock of the Company for a period of 365 days after the date of this Prospectus without the prior written consent of Deutsche Bank Securities Inc. See "Underwriting." As a result, there can be no assurance concerning the period of time during which Silicon Graphics will maintain its beneficial ownership of Common Stock following the Offering. Any disposition by Silicon Graphics of any of the shares of Common Stock it owns following the Offering may be effected in one or more transactions, including a public offering, a distribution by Silicon Graphics of such Common Stock to its stockholders, an offer by Silicon Graphics to exchange such Common Stock for outstanding Silicon Graphics common stock, or other transactions. Silicon Graphics will have registration rights with respect to the shares of Common Stock owned by it following the Offering which would facilitate any future disposition.

  The Company and Silicon Graphics have entered into or will, prior to the consummation of the Offering, enter into certain agreements governing various interim and ongoing relationships between them. Among these agreements is a Corporate Agreement, which will include, among other things, provisions granting to Silicon Graphics the right to purchase additional shares of capital stock of the Company under certain circumstances. See "Arrangements Between the Company and Silicon Graphics." In addition, the Company's Restated Certificate of Incorporation includes certain provisions regarding the allocation of business opportunities that may be suitable for both the Company and Silicon Graphics. See "Description of Capital Stock--Corporate Opportunities."

                                  THE COMPANY

  MIPS Technologies, Inc. is a leading designer and developer of RISC-based high-performance 32- and 64-bit microprocessor intellectual property for embedded systems applications. The Company licenses its technology to its seven semiconductor partners: NEC Corporation ("NEC"), Toshiba Corporation ("Toshiba"), LSI Logic Corporation ("LSI Logic"), Philips Electronics N.V. ("Philips"), Integrated Device Technology ("IDT"), NKK Corporation ("NKK") and Quantum Effect Design, Inc. ("QED"). These partners in turn design, market and sell MIPS-based microprocessors to system OEMs primarily for embedded applications. To date, the MIPS RISC architecture has been used to create over 60 separate microprocessor products which have a cumulative installed base of over 70 million units. According to INSIDE THE NEW COMPUTER INDUSTRY, the market for RISC-based microprocessors totaled 98 million units in calendar year 1997. The Company's semiconductor partners reported that 48 million units based on the MIPS RISC architecture were shipped in calendar year 1997.

  Embedded systems are broadly defined as microcontrollers and microprocessors plus related software incorporated into devices other than personal computers, workstations, servers, mainframes and minicomputers. Until recently, this market was dominated by low-cost 4-, 8-, and 16-bit microcontrollers embedded into low-cost, high-volume consumer products such as home appliances, facsimile machines, printers, telephone answering machines and various automobile systems. The use of higher performance 32- and 64-bit microprocessors was common in higher cost but lower volume applications such as telecommunications switching equipment and data networking routers. Although microcontrollers are adequate for basic system control, they lack the perfomance and bandwidth capabilities to implement today's advanced functions, including powerful user interfaces such as 3-D graphics. Recently, however, the price of 32- and 64-bit microprocessors has reached the point where it is now cost effective to embed these solutions into low-cost, high-volume digital consumer products.

  At the same time, improvements in semiconductor manufacturing processes have enabled the integration of entire systems onto a single integrated circuit to create complex system-on-a-chip solutions. However, design tool capabilities and the internal design resources of semiconductor manufacturers and system OEMs have not kept pace with the increase in the number of transistors that can be placed on a single chip. Consequently a significant and growing "design gap" has developed for semiconductor designers and manufacturers between what can be manufactured and what can reasonably be designed by a single company. To address this "design gap," semiconductor designers and manufacturers are increasingly licensing proven and reusable intellectual property components, such as microprocessor cores, memories and logic blocks from third-party suppliers to create differentiated products and reduce development costs and time-to-market.

  The Company seeks to be the world's leading provider of microprocessor intellectual property for the embedded market. To establish MIPS RISC-based microprocessors as the industry standard and to proliferate its microprocessor technology into multiple markets and applications, the Company has implemented a business model based on the non-exclusive licensing of its intellectual property. The Company is specifically targeting the emerging market for digital consumer products. The Company believes that its 32- and 64-bit microprocessor designs are well suited for this market due to the scalability and performance of the MIPS RISC architecture and the cost and time-to-market advantages provided by the Company's intellectual property. The Company has achieved several significant design wins in this market, including video game systems such as the Nintendo 64 and Sony PlayStation, handheld personal computers such as the Philips Velo and the NEC MobilePro, digital set-top boxes such as Echostar DBS Corporation's ("Echostar") Dish Network and Internet appliances from WebTV Networks, Inc. ("WebTV").

  The Company is currently a wholly owned subsidiary of Silicon Graphics. Prior to the Separation, the Company's business was conducted by Silicon Graphics primarily through its MIPS Group, a division of Silicon Graphics. The Company's predecessor, MIPS Computer Systems, Inc., was founded in 1984 and was engaged in the design and development of RISC microprocessors for the computer systems and embedded markets. Silicon Graphics adopted the MIPS architecture for its computer systems in 1988 and acquired MIPS Computer Systems, Inc. in 1992. Following the acquisition, Silicon Graphics continued the MIPS microprocessor business through its MIPS Group, which focused primarily on the development of high-performance microprocessors for Silicon Graphics' workstations and servers. Until the last few years, cost considerations limited the broader use of these microprocessors. However, as the cost to design and manufacture microprocessors based on the MIPS technology decreased, the MIPS Group sought to penetrate the consumer market, both through supporting and coordinating the efforts of the MIPS semiconductor partners and by partnering with Nintendo Co., Ltd. ("Nintendo") in its design of the Nintendo 64 video game player and related cartridges.

  The Company was incorporated in Delaware in June 1992. The Company has its principal executive offices at 2011 North Shoreline Blvd., Mountain View, California 94043, and its telephone number at that address is (650) 960-1980.

CERTAIN TRANSACTIONS IN CONNECTION WITH THE OFFERING

  In order to increase the focus of the MIPS Group on the design and development of microprocessor intellectual property for the embedded market, Silicon Graphics has initiated a plan to separate the business of the MIPS Group from its other operations (the "Separation"). To this end, Silicon Graphics intends to transfer to the Company the assets, liabilities and intellectual property related to this business. These assets and liabilities include substantially all of the assets and liabilities of Silicon Graphics' MIPS Group other than those related to the development of microprocessors for the next generation of Silicon Graphics' product line. The Separation will establish the Company as a stand-alone entity with objectives separate from those of Silicon Graphics. The Company believes that the Separation will be substantially completed, including the transfer of substantially all of such assets, liabilities and intellectual property, by the closing date of the Offering (the "Closing Date"). The Separation, and the transactions being undertaken in connection therewith, including the Offering, are being effected pursuant to a Separation Agreement dated as of January 1, 1998 between the Company and Silicon Graphics (the "Separation Agreement").

  The Company has had no direct third-party indebtedness other than obligations under capital leases, and historically has relied on internally generated funds and funds provided by Silicon Graphics to finance its operations. However, following the Offering, Silicon Graphics will no longer be obligated, and does not intend, to provide additional funds to the Company to finance its operations. In addition to the net proceeds from the sale of the Common Stock by the Company in the Offering, the Company intends to enter into a revolving credit facility (the "Credit Facility") with a bank or other financial institution to provide for certain of its working capital needs.

  As contemplated by the Separation Agreement, the Company and Silicon Graphics have also entered into, or will enter into, certain ancillary agreements which govern various interim and ongoing relationships between the two companies. These ancillary agreements include agreements with respect to intellectual property arrangements, the provision of transitional services and tax sharing. See "Arrangements Between the Company and Silicon Graphics."

                                 RISK FACTORS

  AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. CERTAIN STATEMENTS IN THIS PROSPECTUS ARE FORWARD LOOKING STATEMENTS. THE FORWARD LOOKING STATEMENTS CONTAINED HEREIN ARE BASED ON CURRENT EXPECTATIONS AND ENTAIL VARIOUS RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN SUCH FORWARD LOOKING STATEMENTS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW.

  RISKS ASSOCIATED WITH RECENT SHIFT IN STRATEGIC DIRECTION. The Company's research and development efforts have historically focused on high-performance microprocessor and related designs intended primarily to serve the needs of Silicon Graphics. However, the Company has recently devoted an increasing percentage of its personnel and financial resources to the development of microprocessor and related designs for high-volume applications in the embedded market. Revenue derived from embedded market applications has accounted for an increasingly significant percentage of the Company's total revenue and presently represents a substantial majority of its total revenue. In connection with the Separation and the Offering, the Company has formulated a new strategic direction in which its primary focus will be the development of microprocessors and related designs for applications in the embedded market, including digital consumer products such as video game products, handheld personal computers and digital set-top boxes. This shift in strategic direction involves several risks, including (i) increased reliance on the evolving and highly competitive digital consumer products industry; (ii) the need for the Company to refocus its research and development efforts from microprocessors primarily for high-performance computer systems to microprocessors and related designs for use in a wide range of digital consumer products; and (iii) increased importance of the Company's sales and marketing activities and its limited experience in this area. Any failure by the Company to adequately address any of these risks could have a material adverse effect on the Company's business, results of operations and financial condition.

  LIMITED RELEVANCE OF HISTORICAL FINANCIAL INFORMATION. The historical financial information included herein, particularly for periods prior to the third quarter of fiscal 1998, does not reflect the many significant changes in the Company's cost structure that will occur as a result of the Separation and the Company's recent shift in strategic direction nor the changes that will occur in the funding and operations of the Company due to its status as a separate, stand-alone entity. For example, in anticipation of the Separation and the more limited focus of its ongoing research and development activities, the Company reduced its research and development staff from 221 persons at December 31, 1997 to 36 persons at March 31, 1998. This reduction primarily reflects the transfer to Silicon Graphics of employees engaged in the development of next generation microprocessors for Silicon Graphics' systems. In addition, sales and marketing activities are expected to increase as the Company shifts its focus from the design of microprocessors addressing the needs of Silicon Graphics to the development, marketing and licensing of microprocessor and related designs for a wide variety of applications in the digital consumer products industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  CONTROL BY AND RELATIONSHIP WITH SILICON GRAPHICS. The Company is currently a wholly owned subsidiary of Silicon Graphics. Upon completion of the Offering, Silicon Graphics will own approximately 85.2% of the outstanding Common Stock of the Company (83.0% if the Underwriters' over-allotment option is exercised in full). For so long as Silicon Graphics continues to beneficially own in excess of 50% of the shares of Common Stock outstanding, Silicon Graphics will be able to direct the election of all directors of the Company and exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company, future issuances of Common Stock or other equity securities of the Company, the incurrence of indebtedness by the Company and the payment of dividends with respect to the Common Stock. Similarly, Silicon Graphics will have the power to determine matters submitted to a vote of the Company's stockholders without the consent of the Company's other stockholders, will have the power to prevent or cause a change in control of the Company and could take other actions that might be favorable to Silicon Graphics.

  In connection with the Separation and the Offering, the Company and Silicon Graphics will enter into various agreements intended to define the relationship between them following the Offering. See "Arrangements Between the Company and Silicon Graphics." Because these agreements will be entered into at a time when the Company is still a wholly owned subsidiary of Silicon Graphics, they are not the result of arm's-length negotiations between the parties. Among these agreements is a Management Services Agreement, under which Silicon Graphics will provide various, primarily administrative, services to the Company, including accounting, purchasing and facilities services. The Management Services Agreement may be terminated by Silicon Graphics at any time after its initial three-year term, and will automatically terminate at such time as Silicon Graphics ceases to own more than 50% of the outstanding Common Stock. Consequently, there can be no assurance concerning the period of time during which Silicon Graphics will continue to provide services to the Company under the agreement and, if such services are not provided by Silicon Graphics, whether, or on what terms, such services could be obtained by the Company. If the Company is unable to perform such services or obtain them on acceptable terms, the Company's results of operations and financial condition could be adversely affected.

  By virtue of its beneficial ownership of over 80% of the total voting power and value of the outstanding Common Stock, Silicon Graphics will include the Company in its consolidated group for federal income tax purposes. The Company and Silicon Graphics intend to enter into a Tax Sharing Agreement pursuant to which the Company and Silicon Graphics will make payments between them such that, with respect to any period, the amount of taxes to be paid or received by the Company, subject to certain adjustments, will be determined as though the Company were to file separate federal, state and local income tax returns. However, each member of a consolidated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Each member of the Silicon Graphics controlled group, which includes Silicon Graphics, the Company and Silicon Graphics' other subsidiaries, is also jointly and severally liable for pension and benefit funding and termination liabilities of other group members, as well as certain benefit plan taxes. Accordingly, the Company could be liable under such provisions if any such liability is incurred, and not discharged, by any other member of the Silicon Graphics consolidated or controlled group.

  In addition, by virtue of its beneficial ownership of over 80% of the total voting power and value of the outstanding Common Stock and the terms of the Tax Sharing Agreement to be entered into between the Company and Silicon Graphics, Silicon Graphics will effectively control all of the Company's tax decisions. Under the Tax Sharing Agreement, Silicon Graphics will have the sole authority to respond to and conduct all tax proceedings (including tax audits) relating to the Company, to file all returns on behalf of the Company and to determine the amount of the Company's liability to (or entitlement to payment from) Silicon Graphics under the Tax Sharing Agreement.

  POTENTIAL CONFLICTS OF INTEREST. Conflicts of interest may arise between the Company and Silicon Graphics in a number of areas relating to their past and ongoing relationships, including potential competitive business activities, indemnity arrangements, tax and intellectual property matters, registration rights, potential acquisitions or financing transactions, sales or other dispositions by Silicon Graphics of shares of Common Stock held by it following the Offering and the exercise by Silicon Graphics of its ability to control the management and affairs of the Company. Although Silicon Graphics does not currently intend to engage in the design and development of microprocessor intellectual property for embedded systems applications, the Company's Restated Certificate of Incorporation will provide that Silicon Graphics shall have no duty to refrain from engaging in the same or similar activities or lines of business as the Company. See "Description of Capital Stock--Corporate Opportunities." There can be no assurance that any conflicts that may arise between the Company and Silicon Graphics will be resolved in a manner that does not have a material adverse effect on the Company, even if such result is not intended by Silicon Graphics. In addition, certain of the agreements that the Company and Silicon Graphics have or will enter into in connection with the Separation and the Offering, including the Separation Agreement, contain specific procedures for resolving disputes between the two companies with respect to the subject matter of those agreements. There can be no assurance that more favorable results to the Company would not be obtained under different procedures.

  Ownership interests of directors or officers of the Company in the common stock of Silicon Graphics or service as both a director of the Company and an officer or employee of Silicon Graphics could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the Company and Silicon Graphics. Four of the Company's five current directors are officers or employees of Silicon Graphics. The Company anticipates that two additional directors who are not associated with the Company or Silicon Graphics will be appointed to the Board of Directors following the Offering. The Restated Certificate of Incorporation will include certain provisions relating to the allocation of business opportunities that may be suitable for both the Company and Silicon Graphics based on the relationship to the Company and Silicon Graphics of the individual to whom the opportunity is presented and the method by which its was presented. See "Description of Capital Stock--Corporate Opportunities."

  UNPREDICTABLE AND FLUCTUATING OPERATING RESULTS. The Company expects to experience significant fluctuations in its quarterly operating results due to a variety of factors, many of which are outside of its control. Moreover, because many of the Company's revenue components fluctuate and are difficult to predict and the Company's expenses are largely independent of its revenue in any particular period, it is difficult for the Company to accurately forecast operating results. The Company's revenue in any particular quarter is dependent on a number of factors, including the demand for and average selling prices of semiconductor products that incorporate the Company's technology, the financial terms of the Company's contractual arrangements with its semiconductor partners (which may require significant up-front payments or payments based on the achievement of certain milestones), the relative mix of contract revenue and royalties, and competitive pressures resulting in lower contract revenue or royalty rates. In addition, contract revenue may fluctuate significantly from period to period and any increase or decrease in such revenue will not be indicative of future period-to-period increases or decreases. Because the Company's expense levels are based, in part, on management's expectations regarding future revenue, if revenue is below expectations in any quarter, the adverse effect may be magnified by the Company's inability to adjust spending in a timely manner to compensate for any such revenue shortfall.

  Factors that may adversely affect the Company's quarterly operating results include the Company's ability to develop, introduce and market new microprocessor intellectual property, the demand for and average selling prices of semiconductor products that incorporate the Company's technology, the establishment or loss of strategic relationships with semiconductor manufacturing partners or manufacturers of digital consumer products, the timing of new products and product enhancements by the Company and its competitors, changes in the Company's and digital consumer product manufacturers' development schedules and levels of expenditures on research and development and product support and general economic conditions. As a result, the Company's total revenue and operating results in any future period cannot be predicted with certainty, and its operating results in any quarter may not be indicative of its future performance. Moreover, the Company expects to experience seasonal fluctuations in its revenue and operating results.

  In light of the foregoing, the Company's future reported or anticipated operating results in a given quarter may fail to meet or exceed the expectations of securities analysts or investors. In such event, the price of the Common Stock would likely be materially and adversely affected.

  REVENUE CONCENTRATION. The Company is subject to revenue concentration risks at both the product and semiconductor manufacturing partner levels. To date, a substantial portion of the Company's total revenue has been derived from contract revenue and royalties earned on sales of video game products that use the Company's RISC-based microprocessor technology. In particular, royalties and contract revenue from Nintendo and NEC relating to sales of Nintendo 64 video game players and related cartridges accounted for 45%, 22%, 67% and 80% of the Company's total revenue for the fiscal years ended June 30, 1995, 1996 and 1997 and the nine months ended March 31, 1998, respectively.

  The Company anticipates that revenue related to sales of Nintendo 64 video game cartridges will represent a substantial portion of its total revenue for the next several years. However, competition in the market for home entertainment products is intense and the introduction of new products or technologies, as well as shifting consumer preferences, could negatively impact Nintendo 64 video game cartridge sales. There can be no assurance as to the amount and timing of sales of Nintendo 64 video game players and related cartridges and, consequently, there can be no assurance as to the royalty stream to the Company from such sales. In particular, the eventual introduction of the next generation Nintendo video game system is expected to result in declining sales of Nintendo 64 video game players and related cartridges, although sales of video game cartridges would be likely to continue for some time. In the near term, factors negatively affecting sales of Nintendo 64 video game cartridges could have a material adverse effect on the Company's results of operations and financial condition.


  Nintendo is developing a successor product to the Nintendo 64 video game system. The graphics processor for this product is being designed by Nintendo in conjunction with a third party, ArtX, Inc., unlike the Nintendo 64 video game system, to which the Company and Silicon Graphics contributed microprocessor, system level design and graphics technology. Nintendo has not selected a microprocessor for its successor to the Nintendo 64 video game system. The Company and one of its semiconductor partners are discussing with Nintendo the potential inclusion of a MIPS-based microprocessor in the successor product, although there can be no assurance that a MIPS-based microprocessor will be selected or that the design decision will be made by Nintendo in the near future. The Company and Silicon Graphics have, in light of these discussions, dismissed without prejudice a lawsuit filed in April 1998 against ArtX, Inc. and certain of its employees in connection with the defendants' actions in developing graphics technology for Nintendo's next generation video game system. See "Business--Litigation." Even if a MIPS-based microprocessor is selected for design into the successor Nintendo video game product, the royalties received by the Company with respect to that product will be significantly lower than those received with respect to the Nintendo 64 video game system.

  Although the Company expects that an increasingly significant portion of its future revenue will be related to sales of digital consumer products such as handheld personal computers and set-top boxes as well as other video game products, there can be no assurance that the Company's technology will be selected for design into any such products. Accordingly, the Company may remain significantly dependent on revenue related to sales of video game products. The identity of significant products may vary from period to period depending on the addition of new contracts and the number of designs using the Company's technology.

  A significant portion of the Company's total revenue has been and is expected to continue to be derived from a limited number of semiconductor manufacturers. For the fiscal years ended June 30, 1995, 1996 and 1997 and for the nine months ended March 31, 1998, NEC accounted for approximately 32%, 32%, 25% and 14%, respectively, of the Company's total revenue. The Company believes that NEC will continue to represent in excess of 10% of its total revenue for at least the next several years, although NEC is not obligated to continue using the Company's technology in its current or future products. Because there is a relatively limited number of semiconductor manufacturers to which the Company could license its technology on a basis consistent with its business model, it is likely that the Company's revenue will continue to be concentrated at the semiconductor manufacturing partner level. This revenue concentration for any given period will vary depending on the addition or expiration of contracts, the nature and timing of payments due under such contracts and the volumes and prices at which the Company's partners sell products incorporating its technology. Accordingly, the identity of particular manufacturing partners that will account for any such revenue concentration will vary from period to period and may be difficult to predict. Under the terms of the Company's contracts with three of its semiconductor partners, such partners pay royalties to the Company on sales to Silicon Graphics of certain products incorporating the Company's technology. The Company estimates that approximately 20% of its total revenue was related to such sales in each of fiscal 1995 and fiscal 1996 and that less than 10% of its total revenue was related to such sales in fiscal 1997 and in the nine months ended March 31, 1998. The Company expects that revenue related to such sales will continue to decrease in the future, both in absolute dollars and as a percentage of its total revenue.

  SEASONALITY. Because revenue related to sales of Nintendo 64 video game cartridges is expected to represent a substantial portion of the Company's total revenue over the next several years, the Company expects to experience seasonal fluctuations in its revenue and operating results. The Company records royalty revenue from Nintendo in the quarter following the sale of the related Nintendo 64 video game cartridge. Because a disproportionate amount of Nintendo 64 video game cartridges are typically sold in the Company's second fiscal quarter (which includes the holiday selling season), a disproportionate amount of the Company's revenue and operating income is expected to be realized in its third fiscal quarter. In addition, as the Company increases its focus on microprocessor intellectual property for high-volume digital consumer products, the Company can be expected to continue to experience similar seasonal fluctuations in its revenue and operating results.

  INTELLECTUAL PROPERTY MATTERS. The Company regards its patents, copyrights, mask work rights, trademarks, trade secrets and similar intellectual property as critical to its success, and relies on a combination of patent, trademark, copyright, mask work and trade secret laws to protect its proprietary rights. Any failure of the Company to obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, results of operations and financial condition. In connection with the Offering and the Separation, and subject to the grant of a license to Silicon Graphics, the Company will own approximately 47 U.S. patents on various aspects of its technology, with expiration dates ranging from 2006 to 2015, approximately 24 pending U.S. patent applications as well as all foreign counterparts relating thereto. There can be no assurance that patents will issue from any patent applications submitted by the Company, that any patents held by the Company will not be challenged, invalidated or circumvented or that any claims allowed from its patents will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. In addition, there can be no assurance that third parties will not assert claims of infringement against the Company or against the Company's semiconductor manufacturing partners in connection with their use of the Company's technology. Such claims, even those without merit, could be time consuming, result in costly litigation and/or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. Moreover, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States and, because of the importance of the Company's intellectual property rights to its business, this could have a material adverse effect on its business, results of operations and financial condition.

  The Company also uses licensing agreements and employee and third party nondisclosure and assignment agreements to limit access to and distribution of its proprietary information and to obtain ownership of technology prepared on a work-for-hire basis. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to deter misappropriation of such rights or that the Company will be able to detect unauthorized uses and take immediate or effective steps to enforce its rights. There can also be no assurance that the steps taken by the Company to obtain ownership of contributed intellectual property will be sufficient to assure its ownership of all proprietary rights. The Company also relies on unpatented trade secrets to protect its proprietary technology. No assurance can be given that others will not independently develop or otherwise acquire the same or substantially equivalent technologies or otherwise gain access to the Company's proprietary technology or disclose such technology or that the Company can ultimately protect its rights to such unpatented proprietary technology. In addition, no assurance can be given that third parties will not obtain patent rights to such unpatented trade secrets, which patent rights could be used to assert infringement claims against the Company. The Company has recently commenced a lawsuit regarding the possible misappropriation of its trademarks and intellectual property. See "Business--Litigation."

  As a result of the Separation and the Offering, the Company will not have full access to Silicon Graphics' portfolio of intellectual property. Prior to the Offering, the MIPS Group had access to Silicon Graphics' patents and other intellectual property for use in its business. Such use by the MIPS Group was not documented by a written license agreement. In connection with the Offering and the Separation, the Company and Silicon Graphics will enter into arrangements pursuant to which certain intellectual property will be assigned to the Company, subject to the grant of a license to Silicon Graphics; certain intellectual property will be retained by Silicon Graphics, subject to the grant of a license to the Company; and certain intellectual property will be retained by Silicon Graphics without any ongoing interest to the Company. The Company's inability to use Silicon Graphics' intellectual property in the future could have a material adverse affect on its business and results of operations. In the past, the MIPS Group has benefited from its status as a division of Silicon Graphics in its access to the intellectual property of third parties through licensing arrangements or otherwise, and in the negotiation of the financial and other terms of any such arrangements. As a result of the Separation, there can be no assurance that the Company will be able to negotiate commercially attractive intellectual property licensing arrangements with third parties in the future, particularly if the Company ceases to be a majority-owned subsidiary of Silicon Graphics. In addition, in connection with any future intellectual property infringement claims, the Company will not have the benefit of asserting counterclaims based on Silicon Graphics' intellectual property portfolio, nor will the Company be able to provide licenses to Silicon Graphics' intellectual property in order to resolve such claims.

  LACK OF INDEPENDENT OPERATING HISTORY. The Company has never operated as a stand-alone company. Upon completion of the Offering, the Company will continue to be a majority owned subsidiary of Silicon Graphics, although Silicon Graphics will have no obligation to provide assistance to the Company except as described in "Arrangements Between the Company and Silicon Graphics." See "--Control By and Relationship with Silicon Graphics." The Company will operate as a stand-alone entity following the Offering and, accordingly, will be required to develop and implement the operational, administrative and other systems and infrastructure necessary to support its current and future business. See "--Management of Growth." There can be no assurance that the Company will be able to develop the necessary systems and infrastructure and any failure to do so could have an adverse effect on the Company's business, results of operations and financial condition.

  NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE. The Company's success is highly dependent on its ability to develop enhancements and new generations of its microprocessor intellectual property, introduce them to the marketplace in a timely manner, and have them incorporated into semiconductor products that are ultimately selected for design into the products of leading digital consumer product manufacturers. There can be no assurance that the Company's development efforts will be successful or that the characteristics of its microprocessor intellectual property will satisfy those that may be critical to specific applications in the embedded market. To the extent that the Company's development efforts are unsuccessful or the characteristics of its microprocessor intellectual property are not compatible with the requirements of specific digital consumer product applications, its ability to achieve design wins may be limited. Failure to achieve a sufficient number of design wins could have a material adverse effect on the Company's business, results of operations and financial condition.

  Technical innovations of the type critical to the Company's success are inherently complex. Any failure by the Company to anticipate or respond adequately to changes in the requirements of digital consumer product manufacturers or in the semiconductor manufacturing process, or any significant delays in the development or introduction of new microprocessor intellectual property, could have a material adverse effect on the Company's business, results of operations and financial condition. Moreover, significant technical innovations generally require a substantial investment before their commercial viability is determined. There can be no assurance that the Company will have the financial resources necessary to fund the future development of microprocessor and related designs. In addition, there can be no assurance that any enhancements or new generations of the Company's technology, even if successfully developed, will generate revenue in excess of the costs of development or not be quickly rendered obsolete by changing consumer preferences, the introduction of products embodying new technologies or features or other technological developments in the semiconductor and digital consumer products industries.

  DEPENDENCE ON DIGITAL CONSUMER PRODUCTS INDUSTRY. The digital consumer products industry will be the primary market for the Company's microprocessor and related designs. The Company's success will be dependent upon the level of consumer acceptance of the products that incorporate its technology, which may be affected by changing consumer preferences and the introduction of products embodying new technologies or features. In addition, certain digital consumer products such as video game products may present limited opportunities for design wins due to a limited number of product manufacturers and the length of product life cycles. Many applications in the digital consumer products industry, such as handheld personal computers and set-top boxes, have only recently been introduced to the market and the level of consumer interest and acceptance is difficult to predict. Factors negatively affecting the digital consumer products industry and the demand for digital consumer products, such as the failure to develop industry standards for hardware and software or to achieve adequate product cost reductions, could have a material adverse effect on the Company's business, results of operations and financial condition. Moreover, to the extent that the performance, functionality, price and power characteristics of the Company's microprocessor designs do not satisfy those that may be critical to specific digital consumer product applications, the Company's dependence on the digital consumer products industry may be further confined to a limited segment of that industry.

  RELIANCE ON MANUFACTURING PARTNERS. The Company does not manufacture or sell microprocessors containing its technology. Rather, the Company licenses its technology to semiconductor manufacturers that incorporate the Company's technology into the products they sell. In some cases, these manufacturing partners also add custom integration services and derivative design technologies to the Company's microprocessor designs. Accordingly, the Company's success is substantially dependent on the adoption and continued use of its technology by semiconductor manufacturers. The Company faces numerous risks in obtaining agreements with semiconductor manufacturers on terms consistent with its business model, including, among others, the lengthy and expensive process of building a relationship with a potential partner before there is any assurance of an agreement; persuading large semiconductor companies to work with, to rely for critical technology on, and to disclose proprietary manufacturing technology to, the Company; and persuading potential partners to bear certain development costs associated with the Company's technology and to make the necessary investment to successfully produce embedded microprocessors using the Company's technology. Moreover, none of the Company's manufacturing partners is obligated to license new or future generations of the Company's microprocessor designs.

  The Company is also subject to many risks beyond its control that influence the success of its semiconductor manufacturing partners, including, among others, the highly competitive environment in which its current and any future partners operate, the market for their products and the engineering capabilities and financial and other resources of its partners. The Company also believes that its principal competition may come from semiconductor manufacturers, including its current manufacturing partners, that internally develop products using similar or alternative technologies. Any such competition may adversely affect the Company's existing relationships and its ability to establish new relationships. Moreover, the Company's relationships with certain of its existing partners may be negatively affected by its separation from Silicon Graphics, insofar as Silicon Graphics' status as a customer of such partners has been a factor in establishing and maintaining such relationships or in negotiating the financial and other terms of the contractual arrangements with such partners.

  The Company currently has seven semiconductor manufacturing partners. There can be no assurance that the Company will be successful in maintaining relationships with its current manufacturing partners or in entering into new relationships with additional partners. Any failure by the Company to establish or maintain such relationships could have a material adverse effect on the Company's business, results of operations and financial condition.

  DEPENDENCE ON DIGITAL CONSUMER PRODUCT MANUFACTURERS. The timing and amount of royalties received by the Company is directly affected by sales of consumer products incorporating the Company's technology. Accordingly, the Company's success is substantially dependent upon the adoption of its technology by digital consumer product manufacturers. The Company is subject to many risks beyond its control that influence the success or failure of a particular digital consumer product manufacturer, including, among others, competition faced by the manufacturer in its particular industry; market acceptance of the manufacturer's products; the engineering, marketing and management capabilities of the manufacturer; technical challenges unrelated to the Company's technology faced by the manufacturer in developing its products; and the financial and other resources of the manufacturer. The process of persuading digital consumer product manufacturers to adopt the Company's technology can be lengthy and, even if adopted, there can be no assurance that the Company's technology will be used in a product that is ultimately brought to market, achieves commercial acceptance or results in meaningful royalties to the Company. The failure of manufacturers in the digital consumer products industry to adopt the Company's technology for incorporation into their products could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, because the Company does not control the business practices of its licensees, it has no ability to establish the prices at which the products incorporating its technology are made available to digital consumer product manufacturers or the degree to which its licensees promote the Company's technology to such manufacturers.

  COMPETITION. Competition in the market for embedded microprocessors is intense. The Company believes that the principal competitive factors in the industry are performance, functionality, price, customizability and power consumption. The Company competes primarily against Hitachi Semiconductor (America) Inc. and ARM Holdings plc. The Company also competes against certain semiconductor manufacturers whose product lines include microprocessors for embedded and non-embedded applications, including Intel Corporation, National Semiconductor Corporation, Advanced Micro Devices, Inc. and Motorola, Inc. In addition, the Company must continue to differentiate its microprocessor and related designs from those available or under development by the internal design groups of semiconductor manufacturers, including its current and prospective manufacturing partners. Many of these internal design groups have substantial programming and design resources and are part of larger organizations which have substantial financial and marketing resources. There can be no assurance that internal design groups will not develop products that compete directly with those of the Company or will not actively seek to license their own technology to third-party semiconductor manufacturers. Certain of the Company's competitors have greater name recognition and customer bases as well as greater financial and marketing resources than the Company, and such competition could adversely affect the Company's business, results of operations and financial condition.


  FUTURE CAPITAL REQUIREMENTS; ABSENCE OF SILICON GRAPHICS FUNDING. The Company's future liquidity and capital requirements are expected to vary greatly from quarter to quarter, depending on numerous factors, including, among others, the cost, timing and success of product development efforts, the cost and timing of sales and marketing activities, the extent to which the Company's existing and new technologies gain market acceptance, the level and timing of royalty revenue, competing technological and market developments and the costs of maintaining and enforcing patent claims and other intellectual property rights. In the past, the Company's capital requirements have been satisfied by Silicon Graphics; however, following the Offering, Silicon Graphics will have no obligation to provide assistance to the Company except as described in "Arrangements Between the Company and Silicon Graphics."

  The Company believes that cash generated by its operations, together with the net proceeds to the Company from the Offering, will be sufficient to meet its operating and capital requirements for at least the next twelve months. However, it is possible that the Company will require additional financing within this time frame, and there can be no assurance that any such financing, if needed, will be available on terms attractive to the Company, or at all. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. Additional equity financing may be dilutive to holders of the Common Stock, and debt financing, if available, may involve restrictive covenants. Moreover, strategic relationships, if necessary to raise additional funds, may require that the Company relinquish its rights to certain of its technologies. Any failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, operating results and financial condition. Finally, as long as Silicon Graphics desires to maintain its percentage ownership interest in the Company, the Company may be constrained in its ability to issue Common Stock in connection with acquisitions or to raise equity capital. See "Arrangements Between the Company and Silicon Graphics--Corporate Agreement."

  DEPENDENCE ON KEY PERSONNEL. The Company's success depends in part on the continued contributions of its key management, technical, sales and marketing personnel, many of whom are highly skilled and difficult to replace. In addition, the Company's business plan requires, and its future operating results depend in significant part upon, the identification and hiring of additional highly skilled personnel, particularly technical personnel for its anticipated research and development activities. Competition for qualified personnel, particularly those with significant experience in the semiconductor and microprocessor design industries, is intense. The loss of the services of any of the key personnel, the inability to attract and retain qualified personnel in the future or delays in hiring personnel, particularly technical personnel, could have a material adverse effect on the Company's business, operating results and financial condition.

  RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS. A substantial portion of the Company's revenue is derived from outside the United States. For the fiscal years ended June 30, 1995, 1996 and 1997 and for the nine months ended March 31, 1998, revenue from customers outside the United States, primarily in Japan, represented approximately 89%, 83%, 86% and 91%, respectively, of the Company's total revenue. The Company anticipates that revenue from international customers will continue to represent a substantial portion of its total revenue. To date, substantially all of the Company's revenue from international customers has been denominated in U.S. dollars. However, to the extent that sales to digital consumer product manufacturers by the Company's manufacturing partners are denominated in foreign currencies, royalties received by the Company on such sales could be subject to fluctuations in currency exchange rates. In addition, if the effective price of the technology sold by the Company to its partners were to increase as a result of fluctuations in foreign currency exchange rates, demand for the Company's technology could fall which would, in turn, reduce the Company's royalties. The relative significance of the Company's international operations exposes it to a number of additional risks including political and economic instability, longer accounts receivable collection periods and greater difficulty in collection of accounts receivable, reduced or limited protection for intellectual property, export license requirements, tariffs and other trade barriers and potentially adverse tax consequences. There can be no assurance that the Company will be able to sustain revenue derived from international customers or that the foregoing factors will not have a material adverse effect on the Company's business, operating results and financial condition.

  MANAGEMENT OF GROWTH. The Company has limited managerial, financial, engineering and other resources and may not be equipped to manage successfully any future periods of rapid growth or expansion. In addition, the Company's business plan requires that it identify and hire additional highly skilled technical personnel during fiscal 1999 to staff its anticipated research and development activities. Recruitment and integration of these additional employees, as well as any future periods of rapid growth or expansion, can be expected to place significant strains on the Company's resources, which may be exacerbated by the Company's recent shift in strategic direction. Digital consumer product manufacturers as well as the Company's semiconductor manufacturing partners typically require significant engineering support in the design, testing and manufacture of products incorporating the Company's technology. As a result, any increase in the adoption of the Company's technology will increase the strain on the Company's personnel, particularly its engineers. The Company's future growth will also depend on its ability to implement operational, financial and management information and control systems and procedures necessary to operate as a stand-alone company and without the financial, operational, managerial and administrative support previously provided by Silicon Graphics.

  POSSIBLE FUTURE SALES OF COMMON STOCK BY SILICON GRAPHICS. Subject to applicable federal securities laws and the restrictions set forth below, after completion of the Offering, Silicon Graphics may sell any and all of the shares of Common Stock beneficially owned by it or distribute any or all of such shares of Common Stock to its stockholders. Sales or distribution by Silicon Graphics of substantial amounts of Common Stock in the public market or to its stockholders, or the perception that such sales or distribution could occur, could adversely affect the prevailing market prices for the Common Stock. Silicon Graphics has advised the Company that its current intent is to continue to hold all of the Common Stock beneficially owned by it following the Offering. However, Silicon Graphics is not subject to any obligation to retain its controlling interest in the Company, except that Silicon Graphics has agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 365 days after the date of this Prospectus without the prior written consent of Deutsche Bank Securities Inc. See "Underwriting." As a result, there can be no assurance concerning the period of time during which Silicon Graphics will maintain its beneficial ownership of Common Stock owned by it following the Offering. Moreover, there can be no assurance that, in any transfer by Silicon Graphics of a controlling interest in the Company, any holders of Common Stock will be able to participate in such transaction or will realize any premium with respect to their shares of Common Stock. Silicon Graphics will have registration rights with respect to the shares of the Common Stock owned by it following the Offering which would facilitate any future disposition.

  NO PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price will be determined through negotiations among the Company, Silicon Graphics (as selling stockholder) and the Underwriters and may not be indicative of the market price of the Common Stock after the Offering. The trading price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company, its semiconductor manufacturing partners, digital consumer product manufacturers or its competitors, developments with respect to patents or proprietary rights, changes in financial estimates by securities analysts and other events or factors. In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and that often has been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

  ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Restated Certificate of Incorporation and By-laws may render more difficult or have the effect of discouraging a tender offer or takeover attempt, including attempts that might result in a premium being paid over the market price for the shares of Common Stock. Such provisions may also render more difficult or delay the removal of incumbent management of the Company. See "Description of Capital Stock--Certificate of Incorporation and By-law Provisions That May Have an Anti-takeover Effect." In addition, shares of the Company's preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, that the Company's Board of Directors may determine. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future, including preferential rights with respect to voting, payments of dividends or distributions upon liquidation. The Company has no present plans to issue any shares of preferred stock.

  The foregoing provisions could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of the Company, even if stockholders of the Company consider such change in control to be in their best interests. However, until such time as Silicon Graphics ceases to control the Company, such provisions do not have a substantial practical significance to investors.

  DILUTION. Investors participating in the Offering will incur immediate and substantial dilution in the net tangible book value of their shares of Common Stock. See "Dilution."

            SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

  Certain statements contained herein under "Prospectus Summary," "The Company," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" including, without limitation, those concerning (i) the Company's strategy, including its recent shift in strategic direction, (ii) the future sources and costs of the Company's revenue and (iii) the Company's product development and sales and marketing efforts, contain certain forward looking statements concerning the Company's operations, economic performance and financial condition. The forward looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward looking statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby are estimated to be $14.9 million assuming the shares offered hereby are sold at an initial public offering price of $13.00 per share (the mid-point of the range on the cover page of this Prospectus) and after deducting estimated underwriting discounts and expenses of the Offering payable by the Company. The Company expects that the net proceeds of the Offering will be added to working capital and used for general corporate purposes. The Company will not receive any proceeds from the sale of the shares of Common Stock by Silicon Graphics.

                                DIVIDEND POLICY

  The Company has not paid any dividends since its incorporation and currently intends to retain any earnings to fund the development and growth of its business, and therefore does not currently anticipate paying cash or stock dividends on the Common Stock in the foreseeable future. The Company's future dividend policy will be determined by its board of directors on the basis of various factors, including the Company's results of operations and financial condition and any legal and contractual restrictions.

                                CAPITALIZATION

  The following table sets forth (i) the capitalization of the Company reflecting the actual capitalization of the Company at March 31, 1998, giving effect to the 360,000-for-one split of the Company's Common Stock effective June 5, 1998 and (ii) such capitalization on an as adjusted basis, giving effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share (the mid-point of the range on the cover page of this Prospectus) and after deducting estimated underwriting discounts and offering expenses payable by the Company.

                                                         AS OF MARCH 31, 1998
                                                         ----------------------
                                                          ACTUAL    AS ADJUSTED
                                                         ---------  -----------
                                                            (IN THOUSANDS)
Long-term obligations, net of current maturities........ $     --    $     --
Stockholders' equity (deficit):
  Preferred Stock, par value $0.001: 50,000,000 shares
   authorized; no shares issued and outstanding ........       --          --
  Common Stock, par value $0.001: 150,000,000 shares
   authorized; 36,000,000 shares issued and outstanding
   actual and 37,250,000 shares issued and outstanding
   as adjusted..........................................        36          37
  Additional paid-in capital............................   124,720     139,592
  Accumulated deficit...................................  (125,423)   (125,423)
                                                         ---------   ---------
    Total stockholders' equity (deficit)................      (667)     14,206
                                                         ---------   ---------
Total capitalization.................................... $    (667)  $  14,206
                                                         =========   =========

                                   DILUTION

  The net tangible book value of the Common Stock at March 31, 1998 was a deficit of $667,000, or $0.02 per share. Net tangible book value per share represents the amount of the Company's stockholders' deficit, divided by 36,000,000 shares of Common Stock outstanding at March 31, 1998 (after giving effect to the 360,000-for-one split of the Common Stock). Without taking into account any changes in such net tangible book value subsequent to March 31, 1998, other than to give effect to the issuance and sale of the 1,250,000 shares of Common Stock offered by the Company in the Offering at an assumed initial public offering price of $13.00 per share (the mid-point of the range on the cover page of this Prospectus) and after deducting the underwriting discount and estimated expenses of the Offering, the pro forma net tangible book value of the Company at March 31, 1998 would have been $14,206,000, or $0.38 per share. This represents an immediate increase in the net tangible book value of $0.40 per share to existing stockholders and an immediate dilution of $12.62 per share to new investors. Dilution is determined by subtracting adjusted net tangible book value per share after the Offering from the amount of cash paid by a new investor for one share of Common Stock. The following table illustrates the per share dilution:

  Assumed initial public offering price per share..............          $13.00
    Net tangible book value per share at March 31, 1998........ $ (0.02)
    Increase in net tangible book value per share attributable
     to new investors..........................................    0.40
  Adjusted pro forma net tangible book value per share after
   this Offering...............................................            0.38
                                                                         ------
  Dilution per share to new investors..........................          $12.62
                                                                         ======

  In connection with the Offering, the Company has made initial grants of stock options to the executive officers and certain other employees and consultants of the Company under the 1998 Long-Term Incentive Plan. See "Management--Grants Under the 1998 Long-Term Incentive Plan." An aggregate of 2,848,300 shares of Common Stock are issuable upon the exercise of these options at an exercise price of $12.00 per share. The exercise of these or other stock options granted under the 1998 Long-Term Incentive Plan in the future could result in dilution to the Company's stockholders. The above table assumes no exercise of any such options.

                            SELECTED FINANCIAL DATA

  The following table presents selected financial data of the Company. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes thereto included in this Prospectus. The following selected financial data at June 30, 1996 and 1997 and March 31, 1998, and for each of the three years in the period ended June 30, 1997 and for the nine months ended March 31, 1998, are derived from financial statements audited by Ernst & Young LLP, independent auditors, and included elsewhere herein. The following selected financial data at June 30, 1993, 1994 and 1995, and for each of the two years in the period ended
June 30, 1994 and for the nine months ended March 31, 1997, are unaudited but include all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of its financial position and results of operations for these periods. The interim period results are not necessarily indicative of results for a full year.

  The historical financial information may not be indicative of the Company's future performance and does not necessarily reflect what the financial position and results of operations of the Company would have been had the Company operated as a separate, stand-alone entity during the periods covered. The historical financial information, particularly for periods prior to the third quarter of fiscal 1998, does not reflect many significant changes that will occur in the funding and operations of the Company and the future sources and costs of the Company's revenue as a result of both the Separation and the Company's recent shift in strategic direction.

                                                                             NINE MONTHS
                                     YEARS ENDED JUNE 30,                  ENDED MARCH 31,
                          -----------------------------------------------  -----------------
                           1993      1994      1995      1996      1997      1997     1998
                          -------  --------  --------  --------  --------  --------  -------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
Revenue:
  Royalties.............  $ 3,643  $  8,402  $ 13,576  $ 17,916  $ 33,992  $ 20,869  $44,990
  Contract revenue......   14,834    10,462    16,103    18,627     3,115     2,734      827
                          -------  --------  --------  --------  --------  --------  -------
    Total revenue.......   18,477    18,864    29,679    36,543    37,107    23,603   45,817
Costs and expenses:
  Cost of contract
   revenue..............    2,212     2,768     7,364     5,580     1,345     1,345      375
  Research and
   development..........    9,715    24,396    39,033    48,402    68,827    48,476   39,573
  Sales and marketing...    5,351     5,668     6,761     6,026     6,170     4,767    4,184
  General and
   administrative.......    4,642     3,692     4,272     4,601     4,750     3,538    3,281
  Restructuring charge..      --        --        --        --        --        --     2,614
                          -------  --------  --------  --------  --------  --------  -------
    Total costs and
     expenses...........   21,920    36,524    57,430    64,609    81,092    58,126   50,027
                          -------  --------  --------  --------  --------  --------  -------
Operating loss..........   (3,443)  (17,660)  (27,751)  (28,066)  (43,985)  (34,523)  (4,210)
Interest expense........       (7)      (70)      (69)      (99)      (50)      (41)     (13)
                          -------  --------  --------  --------  --------  --------  -------
Net loss................  $(3,450) $(17,730) $(27,820) $(28,165) $(44,035) $(34,564) $(4,223)
                          =======  ========  ========  ========  ========  ========  =======
Net loss per basic and
 diluted share..........  $ (0.10) $  (0.49) $  (0.77) $  (0.78) $  (1.22) $  (0.96) $ (0.12)
                          =======  ========  ========  ========  ========  ========  =======

                                         JUNE 30,
                         --------------------------------------------  MARCH 31,
                          1993     1994      1995     1996     1997      1998
                         -------  -------  --------  -------  -------  ---------
                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital
 deficiency............. $(1,130) $(9,730) $(12,983) $(5,331) $(8,446)  $(3,045)
Total assets............  16,768   12,338    15,744   15,289   19,674     4,316
Long-term obligations,
 net of current
 maturities(1)..........   3,565      457       739      331      --        --
Total stockholders'
 equity (deficit).......   4,161      745       (36)   7,053    8,072      (667)

-------
(1) Long-term obligations consist of deferred revenue (June 30, 1993 only) and capital lease obligations. See Note 9 of Notes to Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE COMPANY'S RECENT SHIFT IN STRATEGIC DIRECTION AND ITS LACK OF OPERATING HISTORY AS A STAND-ALONE ENTITY MAKE IT DIFFICULT FOR THE COMPANY TO ACCURATELY PREDICT ITS FUTURE REVENUE AND COSTS. CERTAIN STATEMENTS IN THIS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" ARE FORWARD LOOKING STATEMENTS. THE FORWARD LOOKING STATEMENTS CONTAINED HEREIN ARE BASED ON CURRENT EXPECTATIONS AND ENTAIL VARIOUS RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN SUCH FORWARD LOOKING STATEMENTS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED UNDER "RISK FACTORS."

OVERVIEW

  The Company's predecessor, MIPS Computer Systems, Inc., was founded in 1984 and was engaged in the design and development of RISC microprocessors for the computer systems and embedded markets. Silicon Graphics adopted the MIPS architecture for its computer systems in 1988 and acquired MIPS Computer Systems, Inc. in 1992. Following the acquisition, Silicon Graphics continued the MIPS microprocessor business through its MIPS Group (a division of Silicon Graphics), which focused primarily on the development of high-performance microprocessors for Silicon Graphics' workstations and servers. Until the last few years, cost considerations limited the broader use of these microprocessors. However, as the cost to design and manufacture microprocessors based on the MIPS technology decreased, the MIPS Group sought to penetrate the consumer market, both through supporting and coordinating the efforts of the MIPS semiconductor partners and, most notably, by partnering with Nintendo in its design of the Nintendo 64 video game player and related cartridges. Revenue related to sales of Nintendo 64 video game players and related cartridges currently accounts for the substantial majority of the Company's revenue. The combination of these efforts has led to significant growth in MIPS-based devices. Based on reports provided by the Company's semiconductor partners, sales of MIPS-based devices have grown from 320,000 units in calendar year 1992 to over 48 million units in calendar year 1997.

  In order to increase the focus of the MIPS Group on the design and development of microprocessor intellectual property for the embedded market, Silicon Graphics has initiated a plan to separate the business of the MIPS Group from its other operations. To this end, Silicon Graphics intends to transfer to the Company the assets, liabilities and intellectual property related to this business. The design and development of high-performance microprocessors for the next generation of Silicon Graphics' product line will not be conducted by the Company and instead will be carried out by MIPS Group employees who will remain with Silicon Graphics following the Separation. In the short term, the Company intends to use its operating cash flow, including royalties it receives with respect to sales of Nintendo 64 video game players and related cartridges, to fund microprocessor and related design efforts aimed at the digital consumer products market and to establish and strengthen relationships with semiconductor and digital consumer product manufacturers. As part of these efforts, the Company intends to develop microprocessors with increased flexibility and modularity that will allow its semiconductor partners to provide high-performance, customized products more quickly.

  The financial statements discussed below reflect the historical results of operations, financial position and cash flows of the MIPS Group, certain portions of which are being transferred to the Company by Silicon Graphics in the Separation. The financial statements contained herein and discussed below have been carved out from the financial statements of Silicon Graphics using the historical results of operations and historical basis of the assets and liabilities of such business, as adjusted to reflect allocations of certain corporate charges that management believes are reasonable. However, the financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of the Company in the future or what the results of operations, financial position and cash flows would have been had the MIPS Group been a separate, stand-alone entity during the periods presented. This is due to the historical operation of the MIPS Group as a part of the larger Silicon Graphics enterprise. The financial information included herein, particularly for periods prior to the third quarter of fiscal 1998, does not reflect the many significant changes that will occur in the funding and operations of the Company and the future sources and costs of the Company's revenue as a result of both the Separation and the Company's recent shift in strategic direction.

REVENUE

  The Company's revenue consists of royalties and contract revenue earned under contracts with its semiconductor partners and under its agreement with Nintendo. The Company's contracts with its semiconductor partners are typically subject to periodic renewal or extension and expire at various dates from June 1999 through September 2005. The Company generates royalties from the sale by semiconductor manufacturers of products incorporating the Company's technology. The Company also receives royalties from Nintendo relating to sales of Nintendo 64 video game players and related cartridges. Royalties may be calculated as a percentage of the revenue received by the seller on sales of such products or on a per unit basis. Contract revenue includes technology license fees, nonrefundable paid-up-front royalties and engineering service fees earned primarily under contracts with Nintendo and the Company's semiconductor manufacturing partners. Technology license fees range from several hundred thousand dollars for a single-use license to millions of dollars for an unlimited license to use the Company's technology. Part of these fees may be payable up-front and part may be due upon the achievement of certain milestones such as provision of deliverables by the Company or production of semiconductor chips by the licensee. Paid-up-front royalties that are not contingent on the future sale of a licensee's products are also included in contract revenue. In fiscal 1995 and fiscal 1996, the Company's total revenue was split relatively equally between royalties and contract revenue. Royalties in fiscal 1995 and fiscal 1996 were earned primarily from NEC, while contract revenue for those periods primarily reflected engineering service fees and paid-up-front royalties from Nintendo related to the Nintendo 64 video game system prior to its commercial introduction. In fiscal 1997 and the first nine months of fiscal 1998, the Company's revenue mix changed significantly, with royalties representing over 90% of the Company's total revenue during those periods, due primarily to royalties earned from Nintendo, and to a lesser extent NEC, on sales of Nintendo 64 video game players and related cartridges.

  In the near term, the Company's revenue will consist primarily of royalties received from Nintendo and NEC on sales of Nintendo 64 video game players and related cartridges. For the nine months ended March 31, 1998, such royalties accounted for approximately 80% of the Company's total revenue. The Company receives royalties from NEC based on a percentage of the revenue derived by NEC from sales of the microprocessor included in the Nintendo 64 video game player. The Company's agreement with Nintendo provides for the payment of royalties based on unit sales of Nintendo 64 video game players and unit sales of related video game cartridges. Total royalties from Nintendo with respect to sales of Nintendo 64 video game players had a cap based on unit sales that was reached in the second quarter of fiscal 1998. There is no cap on royalties from NEC with respect to its sale of microprocessors to Nintendo for Nintendo 64 video game players or on royalties from Nintendo with respect to sales of Nintendo 64 video game cartridges. The Company anticipates that revenue related to sales of Nintendo 64 video game cartridges will represent a substantial portion of its total revenue for the next several years. However, competition in the market for home entertainment products is intense and the introduction of new products or technologies as well as shifting consumer preferences could negatively impact video game cartridge sales. There can be no assurance as to the amount and timing of sales of Nintendo 64 video game players and related cartridges and, consequently, there can be no assurance as to the royalty stream to the Company from such sales. In particular, the eventual introduction of the next generation Nintendo video game system is expected to result in declining sales of Nintendo 64 video game players and related cartridges, although sales of video game cartridges would be likely to continue for some time. In the near term, factors negatively affecting sales of Nintendo 64 video game cartridges could have a material adverse effect on the Company's results of operations and financial condition.

  Nintendo is developing a successor product to the Nintendo 64 video game system. The graphics processor for this product is being designed by Nintendo in conjunction with a third party, ArtX, Inc., unlike the Nintendo 64 video game system, to which the Company and Silicon Graphics contributed microprocessor, system level design and graphics technology. Nintendo has not selected a microprocessor for its successor to the Nintendo 64 video game system. The Company and one of its semiconductor partners are discussing with Nintendo the potential inclusion of a MIPS-based microprocessor in the successor product, although there can be no assurance that a MIPS-based microprocessor will be selected or that the design decision will be made by Nintendo in the near future. The Company and Silicon Graphics have, in light of these discussions, dismissed without prejudice a lawsuit filed in April 1998 against ArtX, Inc. and certain of its employees in connection with the defendants' actions in developing graphics technology for Nintendo's next generation video game system. See "Business--Litigation." Even if a MIPS-based microprocessor is selected for design into the successor Nintendo video game product, the royalties received by the Company with respect to that product will be significantly lower than those received with respect to the Nintendo 64 video game system.

  The Company expects that royalties will continue to represent a significant percentage of its total revenue over the next several years due to its relationship with Nintendo. The Company intends to focus an increasing percentage of its research and development efforts on the development of new microprocessor intellectual property for licensing to semiconductor manufacturers. To the extent the Company is successful in these efforts, contract revenue will account for an increasingly significant portion of its total revenue. The amount, timing and relative mix of royalties and contract revenue is difficult for the Company to predict. The amount and timing of future royalties will depend on the adoption of the Company's technology by digital consumer product manufacturers, consumer acceptance of products incorporating the Company's technology, changes in the average selling prices of semiconductor and digital consumer products and fluctuations in currency exchange rates. Moreover, the Company's royalty arrangements will vary from licensee to licensee depending on a number of factors, including the amount of any license fee paid and the marketing and engineering support required by the licensee. The amount and timing of future contract revenue will depend upon the financial terms of the Company's contractual arrangements with its semiconductor partners (which may require significant up-front payments or payments based on the achievement of certain milestones) and the adoption of the Company's technology by semiconductor manufacturers, which is influenced by a number of factors including competitive conditions in the market for microprocessor intellectual property. In addition, contract revenue may fluctuate significantly from period to period and any increase or decrease in such revenue will not be indicative of future period-to-period increases or decreases.

  Although a substantial portion of its total revenue to date has been derived from royalties and contract revenue relating to sales of Nintendo 64 video game players and related cartridges, the Company expects that royalties and contract revenue related to sales of other digital consumer products, such as handheld personal computers and set-top boxes as well as other video game products, will constitute an increasingly significant portion of its total revenue. The Company's ability to diversify its revenue base will depend primarily on the adoption by digital consumer product manufacturers of semiconductor products incorporating the Company's technology as well as consumer acceptance of products incorporating the Company's technology. The Company generally does not have a direct contractual relationship with digital consumer product manufacturers, and the royalty reports submitted by its semiconductor partners generally do not disclose the consumer products that have incorporated the Company's technology. As a result, it is difficult for the Company to identify or predict the extent to which its future revenue will be dependent upon a particular digital consumer product or product manufacturer.

  Because revenue related to sales of Nintendo 64 video game cartridges is expected to represent a substantial portion of the Company's total revenue over the next several years, the Company expects to experience seasonal fluctuations in its revenue and operating results. The Company records royalty revenue from Nintendo in the quarter following the sale of the related Nintendo 64 video game cartridge. Because a disproportionate amount of Nintendo 64 video game cartridges are typically sold in the Company's second fiscal quarter (which includes the holiday selling season), a disproportionate amount of the Company's revenue and operating income is expected to be realized in its third fiscal quarter. In addition, as the Company increases its focus on microprocessor and related designs for high-volume digital consumer products, the Company can be expected to continue to experience similar seasonal fluctuations in its revenue and operating results.

  A significant portion of the Company's total revenue has been and is expected to continue to be derived from a limited number of semiconductor manufacturers. For the fiscal years ended June 30, 1995, 1996 and 1997 and for the nine months ended March 31, 1998, revenue from the Company's top two semiconductor manufacturing partners represented an aggregate of 39%, 49%, 31% and 19% of the Company's total revenue, respectively. Because there is a relatively limited number of semiconductor manufacturers to which the Company could license its technology on a basis consistent with its business model, it is likely that the Company's revenue will continue to be concentrated at the semiconductor manufacturing partner level. This revenue concentration for any given period will vary depending on the addition or expiration of contracts, the nature and timing of payments due under such contracts and the volumes and prices at which the Company's partners sell products incorporating its technology. Accordingly, the identity of particular manufacturing partners that will account for any such revenue concentration will vary from period to period and may be difficult to predict. The non-renewal of contracts by the Company's semiconductor manufacturing partners could adversely affect its future operating results.

  To date, companies based in Japan have accounted for the substantial majority of the Company's total revenue, and nearly all of its international revenue. For the fiscal years ended June 30, 1995, 1996 and 1997 and for the nine months ended March 31, 1998, international revenue accounted for approximately 89%, 83%, 86% and 91%, respectively, of the Company's total revenue. The Company expects that revenue derived from international licensees, primarily in Asia, will continue to represent a significant portion of its total revenue. Several countries in Asia are experiencing a severe economic crisis, characterized by reduced economic activity, lack of liquidity, highly volatile foreign currency exchange and interest rates and unstable stock markets. Several of the Company's semiconductor partners sell products into Asia that incorporate the Company's microprocessor and related designs. Any negative impact of the circumstances in Asia on its sales of such products by the Company's semiconductor partners could have a negative impact on its royalty revenue.

COSTS AND EXPENSES

  COST OF CONTRACT REVENUE. Cost of contract revenue primarily consists of costs associated with non-recurring engineering fees and sublicense fees. To date, the majority of the cost of contract revenue has related to the funded development of microprocessor and related designs for Nintendo 64 video game products. Such development efforts began in the first fiscal quarter of 1994 and were completed in the second fiscal quarter of 1997. The Company expects that future cost of contract revenue will be minimal.

  RESEARCH AND DEVELOPMENT. Over the last few years, the Company's research and development efforts have focused primarily on high-performance microprocessor designs intended principally to serve the needs of Silicon Graphics and, to a lesser extent, on microprocessor and related designs for the embedded market (with the exception of the Nintendo 64 designs, the costs of which are included in cost of contract revenue). See "-- Overview." More recently, the Company has focused its research and development efforts on microprocessor designs dedicated to the embedded market. The Separation will have a significant impact on the Company's research and development cost structure. Silicon Graphics' design efforts have required a significant staffing level because its complex microprocessor requirements have demanded large design teams and generally the development and maintenance of proprietary design tools. By contrast, the Company expects to use smaller design teams and to rely entirely on industry standard third-party design tools, which is expected to significantly reduce staffing requirements and costs. The Company reduced its research and development staff from 221 persons at December 31, 1997 to 36 persons at March 31, 1998, principally due to the transfer to Silicon Graphics of employees engaged in the development of next generation microprocessors for Silicon Graphics' systems as well as other staff reductions associated with the Company's change in strategic direction. The Company's research and development expenses for the three months ended March 31, 1998 were $4.4 million. The Company is planning to significantly increase research and development spending during fiscal 1999 relative to the third quarter of fiscal 1998, as it seeks to develop new designs for the digital consumer products market.

  SALES AND MARKETING. Sales and marketing expenses include salaries, travel expenses and costs associated with trade shows, advertising and other marketing efforts. Costs of technical support are also included in sales and marketing expenses. The Company's sales and marketing efforts are principally directed at establishing and supporting strategic relationships with semiconductor manufacturers. At December 31, 1997, the Company's sales and marketing staff totaled 16 persons. Following the Separation, the Company's initial sales and marketing staff is expected to total 20 persons. The Company's sales and marketing staff and related expenses are expected to increase as the Company seeks to diversify its revenue base.

  GENERAL AND ADMINISTRATIVE. Historically, a significant portion of the Company's general and administrative expenses have reflected an allocation of corporate overhead by Silicon Graphics based on headcount and a percentage allocation based on certain factors including net sales, headcount and relative expenditure levels. While the historical allocation of corporate overhead was based on the more complex infrastructure that exists at Silicon Graphics, the Company expects that its general and administrative expenses will increase due, in part, to costs not previously incurred and related to its status as a stand-alone entity such as increased patent related costs and expenses related to compliance with the reporting and other requirements of a publicly-traded company. The Company and Silicon Graphics intend to enter into the Management Services Agreement pursuant to which Silicon Graphics will provide certain administrative support on a transitional basis.

  TAXES. Subsequent to the Separation and the Offering, the Company, while still a part of Silicon Graphics' consolidated group for federal income tax purposes, will become responsible for its income taxes through the Tax Sharing Agreement with Silicon Graphics. Therefore, to the extent the Company produces taxable income, loss or credits, it will make or receive payments as though it filed separate federal, state and local income tax returns. Pursuant to the Tax Sharing Agreement, the rights and obligations of the Company and Silicon Graphics with respect to taxes will terminate at such time as Silicon Graphics ceases to own at least 80% of the outstanding Common Stock.

RESULTS OF OPERATIONS -- NINE MONTHS ENDED MARCH 31, 1997 AND 1998

  Revenue increased $22.2 million, or 94%, from $23.6 million for the nine months ended March 31, 1997 to $45.8 million for the nine months ended March 31, 1998. The increase was primarily attributable to a significant increase in royalties received from Nintendo and NEC related to sales of Nintendo 64 video game players and related cartridges. The Company earned its first significant royalties from Nintendo 64 video game system sales in the third quarter of fiscal 1997, following the commercial introduction of that system in the beginning of fiscal 1997. In the second quarter of fiscal 1998, royalties from the graphics chip included in the Nintendo game player reached its cap. The Company anticipates that its ability to generate royalties for the remainder of fiscal 1998 is largely dependent on video game cartridge sales by Nintendo and, to a lesser extent, on system sales by customers of NEC, LSI Logic and IDT. Contract revenue for the nine months ended March 31, 1998 consisted principally of license fees related to code compression technology, and for the nine months ended March 31, 1997 consisted principally of engineering service fees from Nintendo related to development efforts for Nintendo 64 video game products. Under the terms of the Company's contracts with three of its semiconductor partners, such partners pay royalties to the Company on sales to Silicon Graphics of certain products incorporating the Company's technology. For the nine months ended March 31, 1998, the Company estimates that less than 10% of its total revenue was related to such sales. The Company expects that revenue related to such sales will decrease in the future.

  Cost of contract revenue decreased $970,000, or 72%, from $1.3 million for the nine months ended March 31, 1997 to $375,000 for the nine months ended March 31, 1998. This decrease was due primarily to completion of development efforts for the Nintendo 64 video game system in the fiscal 1997 period. The Company believes that future cost of contract revenue will be minimal.

  Research and development expenses decreased $8.9 million, or 18%, from $48.5 million for the nine months ended March 31, 1997 to $39.6 million for the nine months ended March 31, 1998. The decrease in research and development expenses was primarily due to the reduction in the Company's research and development staff from 221 persons at December 31, 1997 to 36 persons at March 31, 1998. This reduction reflects the transfer to Silicon Graphics of employees engaged in the development of next generation microprocessors for Silicon Graphics' systems as well as other staff reductions associated with the Company's change in strategic direction.

  Sales and marketing expenses decreased $583,000, or 12%, from $4.8 million for the nine months ended March 31, 1997 to $4.2 million for the nine months ended March 31, 1998. This decrease was primarily due to a decrease in advertising and promotional spending. General and administrative expenses decreased $257,000, or 7%, from $3.5 million for the nine months ended
March 31, 1997 to $3.3 million for the nine months ended March 31, 1998. The decrease in general and administrative expenses was due to lower headcount as well as a reduction in the Company's use of outside consulting services.

  The restructuring charge taken in the second quarter of fiscal 1998 included $500,000 in severance related costs and $2.1 million in asset write-downs related to the Company's shift in strategic direction.

  Prior to the Separation, the Company did not have a tax sharing agreement in place but, rather, was included in the income tax returns filed by Silicon Graphics and its subsidiaries in various domestic and foreign jurisdictions. Therefore, no provision for income taxes has been recorded for the nine-month periods ended March 31, 1997 and 1998.

RESULTS OF OPERATIONS -- YEARS ENDED JUNE 30, 1995, 1996 AND 1997

  Revenue increased 23% in fiscal 1996, from $29.7 million in fiscal 1995 to $36.5 million in fiscal 1996, and increased 2% to $37.1 million in fiscal 1997. Fiscal 1995 contract revenue consisted principally of engineering service fees and nonrefundable prepaid royalties related to development for the Nintendo 64 video game system. Fiscal 1996 contract revenue included engineering service fees and nonrefundable prepaid royalties related to development efforts for the Nintendo 64 video game system as well as approximately $10.0 million in license fees from three licensees. The decrease in contract revenue in fiscal 1997 reflected substantial completion in fiscal 1996 of the Nintendo 64 video game system development prior to its commercial introduction by Nintendo in the beginning of fiscal 1997. The significant increase in fiscal 1997 royalties reflects royalties related to sales of Nintendo 64 video game players and related cartridges. The Company estimates that approximately 20% of its total revenue in each of fiscal 1995 and 1996 was related to sales to Silicon Graphics by the Company's semiconductor partners of certain products incorporating the Company's technology. The Company estimates that revenue related to such sales was less than 10% in fiscal 1997.

  Cost of contract revenue decreased 24% from $7.4 million in fiscal 1995 to $5.6 million in fiscal 1996 and decreased 76% to $1.3 million in fiscal 1997. Cost of contract revenue in each of the periods was principally attributable to non-recurring engineering fees related to Nintendo 64 video game system development. In fiscal 1995, development efforts related to the Nintendo 64 video game system were increased to meet certain milestones and, as these milestones were achieved in fiscal 1996 and 1997, expenses for consultants decreased and a reduction in headcount occurred.

  Research and development expenses increased 24% from $39.0 million in fiscal 1995 to $48.4 million in 1996 and increased an additional 42% to $68.8 million in fiscal 1997. The increase in research and development expenses in each of the periods was attributable to additional personnel, including consultants, working on next generation microprocessor development projects in each fiscal year.

  Sales and marketing expenses decreased 11% from $6.8 million in fiscal 1995 to $6.0 million in fiscal 1996, and increased slightly to $6.2 million in fiscal 1997. The decrease in sales and marketing expenses in fiscal 1996 resulted from reduced headcount in the product and technical marketing group. General and administrative expenses increased 8% from $4.3 million in fiscal 1995 to $4.6 million in fiscal 1996, and increased an additional 3% to $4.8 million in fiscal 1997. The increase in general and administrative expenses in each of the periods was primarily due to increased spending in recruiting costs due to growth in the Company's business.

  The financial statements of the Company reflect its operations as a division of Silicon Graphics and, accordingly, its historical losses were included in the income tax returns filed by Silicon Graphics. Therefore, no provision or benefit for income taxes has been recorded for the periods presented in the accompanying financial statements.

IMPACT OF CURRENCY

  Certain of the Company's international licensees pay royalties based on revenues that are reported in a local currency (currently yen) and translated into U.S. dollars at the exchange rate in effect when such revenues are reported by the licensee. To date, substantially all of the

Company's revenue from international customers has been denominated in U.S. dollars. However, to the extent that sales to digital consumer product manufacturers by the Company's manufacturing partners are denominated in foreign currencies, royalties received by the Company on such sales could be subject to fluctuations in currency exchange rates. In addition, if the effective price of the technology sold by the Company to its partners were to increase as a result of fluctuations in foreign currency exchange rates, demand for the Company's technology could fall which would, in turn, reduce the Company's royalties. The Company is unable to predict the amount of non-U.S. dollar denominated revenue earned by its licensees and, therefore, has not attempted to mitigate the effect that currency fluctuations may have on its royalty revenue.

QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth the Company's statement of operations data for each of the seven quarters in the period ended March 31, 1998. This unaudited quarterly information has been prepared on the same basis as the annual audited financial statements and, in the opinion of the Company's management, includes all adjustments, consisting only of normal recurring accruals, necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                    QUARTER ENDED
                          ----------------------------------------------------------------------
                          SEPT. 30,  DEC. 31,  MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31,
                            1996       1996      1997      1997      1997      1997      1998
                          ---------  --------  --------- --------  --------- --------  ---------
                                                    (IN THOUSANDS)
STATEMENTS OF OPERATIONS
 DATA:
Revenue:
 Royalties..............  $  3,608   $  3,785   $13,476  $13,123    $14,287  $ 12,472   $18,231
 Contract revenue.......     1,800        181       753      381        750        77       --
                          --------   --------   -------  -------    -------  --------   -------
  Total revenue.........     5,408      3,966    14,229   13,504     15,037    12,549    18,231
Costs and expenses:
 Cost of contract
  revenue...............       595        500       250      --         375       --        --
 Research and
  development...........    14,651     16,380    17,445   20,351     17,338    17,789     4,446
 Sales and marketing....     1,438      1,599     1,730    1,403      1,448     1,462     1,274
 General and
  administrative........       982      1,258     1,298    1,212      1,257     1,038       986
 Restructuring charge...       --         --        --       --         --      2,614       --
                          --------   --------   -------  -------    -------  --------   -------
  Total costs and
   expenses.............    17,666     19,737    20,723   22,966     20,418    22,903     6,706
                          --------   --------   -------  -------    -------  --------   -------
Operating income (loss).   (12,258)   (15,771)   (6,494)  (9,462)    (5,381)  (10,354)   11,525
Interest expense........       (16)       (14)      (11)      (9)        (7)       (4)       (2)
                          --------   --------   -------  -------    -------  --------   -------
Net income (loss).......  $(12,274)  $(15,785)  $(6,505) $(9,471)   $(5,388) $(10,358)  $11,523
                          ========   ========   =======  =======    =======  ========   =======

  QUARTER ENDED MARCH 31, 1998. The Company's results of operations for the quarter ended March 31, 1998 reflected seasonal fluctuations in its revenue as well as certain changes in the Company's cost structure resulting from its shift in strategic direction. Royalty revenue for the third quarter of fiscal 1998 increased $5.8 million, or 46%, compared to the prior quarter. This increase primarily reflects an increase in royalties from Nintendo relating to sales of Nintendo 64 video game products during the 1997 holiday selling season, and was achieved despite reaching in the prior quarter the cap on royalties from the graphics chip included in Nintendo 64 video game players. The Company records royalty revenue from Nintendo in the quarter following the sale of the related Nintendo 64 video game product. See "Risk Factors-- Seasonality." The Company's results of operations for the quarter ended March 31, 1998 also reflected a decrease in research and development expenses from $17.8 million to $4.4 million due primarily to the transfer to Silicon Graphics of employees engaged in the development of next generation microprocessors for Silicon Graphics' systems as well as other staff reductions associated with the Company's change in strategic direction. The increase in royalty revenue for the quarter, coupled with the concurrent decrease in research and development expenses and the absence of restructuring charges, resulted in net income of $11.5 million for the quarter ended March 31, 1998 compared to a net loss of $10.4 million for the prior quarter. The Company's revenue and results of operations for the quarter ended March 31, 1998 are not necessarily indicative of its revenue or results of operations for any future period.

  PERIODS PRIOR TO QUARTER ENDED MARCH 31, 1998. The significant increase in royalties commencing in the quarter ended March 31, 1997 reflected royalties received from Nintendo following the commercial introduction of the Nintendo 64 video game system. The decrease in royalties in the quarter ended December 31, 1997 was due principally to the Company's reaching the cap on royalties from the graphics chip included in Nintendo 64 video game players. The increase in research and development expenses in the quarter ended June 30, 1997 was due to project completion bonuses, increased headcount and higher corporate facilities allocation expenses. The decrease in research and development expenses in the quarter ended September 30, 1997 was due to redefining two projects resulting in lower recruiting spending and reduced headcount.

  The Company expects to experience significant fluctuations in its quarterly operating results due to a variety of factors, many of which are outside of its control. Factors that may adversely affect the Company's quarterly operating results include the Company's ability to develop, introduce and market new microprocessor designs and design enhancements, the demand for and average selling prices of semiconductor products that incorporate the Company's technology, the establishment or loss of strategic relationships with semiconductor manufacturing partners or manufacturers of digital consumer products, the timing of new products and product enhancements by the Company and its competitors, changes in the Company's and digital consumer product manufacturers' development schedules and levels of expenditures on research and development and general economic conditions. As a result, the Company's total revenue and operating results in any future period cannot be predicted with certainty, and its operating results in any quarter may not be indicative of its future performance. In addition, the Company expects to experience seasonal fluctuations in its revenue and operating results. See "--Revenue."


LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal capital requirements are to fund working capital needs and capital expenditures in order to support the Company's revenue growth. During the periods presented, these capital requirements have been satisfied by funds provided by Silicon Graphics. Silicon Graphics historically has performed cash management services for the Company, whereby the Company's cash flow was directed to Silicon Graphics and Silicon Graphics provided cash to the Company to fund its operating expenses and capital expenditures. Following the Separation, the Company will no longer participate in Silicon Graphics' cash management system and Silicon Graphics will no longer be obligated, and does not intend, to provide additional funds to the Company to finance its operations.

  The Company's future liquidity and capital requirements are expected to vary greatly from quarter to quarter, depending on numerous factors, including, among others, the cost, timing and success of product development efforts, the cost and timing of sales and marketing activities, the extent to which the Company's existing and new technologies gain market acceptance, the level and timing of contract revenues and royalties, competing technological and market developments and the costs of maintaining and enforcing patent claims and other intellectual property rights. The Company believes that cash generated by its operations, together with the net proceeds to the Company from the Offering, will be sufficient to meet its operating and capital requirements for at least the next twelve months. However, it is possible that the Company will require additional financing within this time frame, and there can be no assurance that any such financing, if needed, will be available on terms attractive to the Company, or at all. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. Additional equity financing may be dilutive to holders of the Common Stock, and debt financing, if available, may involve restrictive covenants. Moreover, strategic relationships, if necessary to raise additional funds, may require that the Company relinquish its rights to certain of its technologies. The Company's ability to raise additional equity capital may be limited by its relationship with Silicon Graphics. See "Risk Factors--Future Capital Requirements; Absence of Silicon Graphics Funding." Any failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company has had no direct third-party indebtedness other than obligations under capital leases. In addition to the net proceeds from the sale of the Common Stock by the Company in the Offering, the Company intends to enter into a revolving credit facility with a bank or other financial institution to provide for certain of its working capital needs.

YEAR 2000

  The Company is currently examining the Year 2000 issue. The Company believes its products are Year 2000 compliant; however, the Company is currently undertaking a review of its internal systems and, based on preliminary estimates, the costs of any necessary action are not expected to be material to the Company's results of operations or financial condition. The Company intends to cooperate with its manufacturing partners and others with which it does business to coordinate Year 2000 compliance, although the Company is unable to evaluate the Year 2000 compliance of products and technology developed by third parties that incorporate the Company's technology. To the extent that any such third-party product or technology fails to be Year 2000 compliant, the Company may be adversely affected due to its association with such product or technology.

                                   BUSINESS

INDUSTRY BACKGROUND

  Rapid advances in semiconductor technology have enabled the development of higher performance microprocessors at lower cost. As a result, it is now cost-effective for system OEMs to embed these microprocessors into a wider range of electronic products and systems, including a new generation of digital consumer products. At the same time, improvements in semiconductor manufacturing processes have enabled the integration of entire systems onto a single integrated circuit to create complex system-on-a-chip solutions. However, design tool capabilities and the internal design resources of semiconductor manufacturers and system OEMs have not kept pace with the increase in the number of transistors that can be placed on a single chip. Consequently, a significant and growing "design gap" for semiconductor designers and manufacturers has developed. To address this "design gap," semiconductor designers and manufacturers are increasingly licensing proven and reusable intellectual property components such as microprocessor cores, memories and logic blocks from third-party suppliers to create differentiated products and reduce development costs and time-to-market. The availability of low-cost, high-performance microprocessors and the development of system-on-a-chip technology have contributed to the emergence and rapid growth of the market for embedded systems, particularly advanced digital consumer products.

  Embedded systems are broadly defined as microcontrollers and microprocessors plus related software incorporated into devices other than personal computers, workstations, servers, mainframes and minicomputers. Until recently, this market was dominated by low-cost 4-, 8- and 16-bit microcontrollers embedded primarily into low-cost, high-volume consumer products such as home appliances, facsimile machines, printers, telephone answering machines and various automobile systems. The use of higher performance 32- and 64-bit microprocessors was common in higher cost but lower volume applications such as telecommunications switching equipment and data networking routers. Although microcontrollers are adequate for basic system control functions, they lack the performance and bandwidth capabilities to implement today's advanced functions, including powerful user interfaces such as 3-D graphics. Recently, however, the price of 32- and 64-bit microprocessors has reached the point where it is now cost-effective to embed these solutions into low-cost, high-volume digital consumer products. According to INSIDE THE NEW COMPUTER INDUSTRY, the market for RISC microprocessors increased from approximately 55 million units in calendar year 1996 to 98 million units in calendar year 1997. This increase was due in large part to growth in the market for digital consumer products, including video games with 3-D interactive capabilities.

  Digital consumer products that incorporate high-performance microprocessors and software can offer advanced functionality such as realistic 3-D graphics rendering, digital audio and video, and communications and high-speed signal processing. A prominent example is the home video game console, in which the use of 32- and 64-bit embedded microprocessors enables the processing of realistic graphic images in products that retail for less than $200. Other examples of digital consumer products that incorporate high-performance microprocessors include digital cable set-top boxes, Internet appliances from WebTV and the emerging market for handheld personal computers. These battery-powered devices, such as the Philips Velo and the NEC MobilePro, are targeted at retail price points ranging from $449 to $899 and are designed to allow consumers to access electronic mail, connect to the Internet and run software applications such as word processors and spreadsheets.

  As the lower cost of processing power has enabled higher functioning microprocessors for these digital consumer products, multiple software operating systems have been developed to establish the user interface and control for these products. Many companies, including Microsoft

Corporation ("Microsoft"), Wind River Systems, Inc. and Integrated Systems Inc., currently provide operating systems software that support embedded systems applications. Microsoft created the WindowsCE operating system specifically for new generation digital consumer products as well as the mobile computing and Windows-based terminals markets. The widespread adoption of the WindowsCE operating system could accelerate the growth of the digital consumer products market and hence the demand for embedded microprocessors.

  To meet the demands of the digital consumer products market, system OEMs rely on semiconductor manufacturers to design and deliver critical components within rigorous price and performance parameters. To ensure availability in these high-volume markets, these OEMs prefer multiple sources of supply. In order to supply products for these markets, semiconductor suppliers are increasingly combining their own intellectual property with that of third-party suppliers in the form of microprocessor cores and other functional blocks. This intellectual property must be customizable to allow the semiconductor manufacturer to adapt it for specific applications and to meet stringent time-to-market requirements. It must also be scalable to enable the manufacturer to design a wide breadth of products. Finally, as the requirements to implement advanced functionality such as 3-D graphics escalate, this intellectual property must meet more demanding performance standards.

THE MIPS SOLUTION

  The Company is a leading designer and developer of RISC-based high-performance microprocessor intellectual property for embedded systems applications. The Company has established a distribution channel for its intellectual property by licensing its technology to key semiconductor partners. Each of these partners possesses leading design and/or process technology and can leverage a strong market position in strategic embedded markets. To date, the MIPS RISC architecture has been used to create over 60 separate microprocessor products. These microprocessor products have a cumulative installed base of over 70 million units and have been embedded into a variety of products such as video games, color printers and handheld personal computers. According to INSIDE THE NEW COMPUTER INDUSTRY, the market for RISC-based microprocessors totaled 98 million units in calendar year 1997. The Company's semiconductor partners reported that approximately 48 million units based on the Company's RISC architecture were shipped in calendar year 1997.

  The Company's technology focuses on providing cost-effective and high-performance microprocessor and related designs for high-volume embedded applications. The MIPS RISC architecture is flexible and allows semiconductor manufacturers to integrate their intellectual property with the Company's microprocessor and related designs to develop differentiated and innovative products for a variety of embedded applications within demanding time-to-market requirements. The advantages of the MIPS architecture relate primarily to scalability of die size and performance. Products incorporating the MIPS architecture range from disk drives using microprocessor cores with a die size of less than two square millimeters to high-performance workstations using microprocessors with a die size of 300 square millimeters. In addition, while designed for high performance, the Company's RISC-based architectures have been incorporated in low-power applications such as the Philips Velo and the NEC MobilePro handheld personal computers. The MIPS architecture is designed around upward compatible instruction sets that enable manufacturers developing products across a broad range of price/performance points to use common support tools and software.

  Through its network of semiconductor partners, independent software vendors and system OEMs, the Company has developed the infrastructure necessary to support its architecture as a standard platform for the embedded market.

  SEMICONDUCTOR PARTNERS. The Company currently has seven semiconductor partners that develop, market and sell silicon solutions based on the MIPS RISC microprocessor architecture. Because products incorporating the Company's intellectual property are sold to system OEMs by its semiconductor partners (and not directly by the Company), these partners operate as a value-added distribution channel. Several of the Company's partners have had contracts with the Company and its predecessors since prior to Silicon Graphics' acquisition of MIPS Computer Systems, Inc. in 1992. The Company's current semiconductor partners are NEC, Toshiba, LSI Logic, Philips, IDT, NKK and QED. NEC, Toshiba and Philips, which have been licensees of the Company since 1989, 1989 and 1995, respectively, are among the world's largest semiconductor suppliers to the consumer electronics market and are investing significant resources to address the emerging digital consumer products market. LSI Logic, a licensee of the Company since 1987, is a leading supplier of custom system-on-a-chip solutions for consumer devices, such as the Sony PlayStation, and the communications equipment market. IDT, a licensee of the Company since 1988, is a supplier of MIPS-based microprocessors for the set-top box used in WebTV's Internet appliance and for communications equipment such as routers from Cisco Systems, Inc. ("Cisco"). Several of the Company's manufacturing partners have made significant investments in MIPS technology and market development which has resulted in multiple design teams around the world engaged in the development of MIPS-based microprocessors and related designs.

  Using the Company's flexible microprocessor intellectual property, these partners, and the multiple design teams within these companies, are able to design optimized semiconductor products for multiple segments of the embedded market. The Company's partners and their associated design teams have developed a broad portfolio of microprocessors and standard products based on the MIPS RISC architecture as well as application specific extensions which can be licensed back to the Company and offered to its other partners. For example, MIPS16, an extension to the instruction set architecture that reduces memory requirements and costs by allowing instructions to be expressed with 16 rather than 32 bits, was developed jointly by the Company and LSI Logic and is presently licensed by the Company to several of its semiconductor partners.

  INDEPENDENT SOFTWARE VENDORS. The Company's RISC architecture is further enabled by a variety of third-party independent software vendors that provide operating systems and engineering development tools such as compilers, debuggers and in-circuit emulation testers. Currently, these companies provide over 150 products in support of the Company's RISC architecture. This substantial software support gives system OEMs the confidence to design the MIPS microprocessor technology into their products. In particular, software operating systems developed by Microsoft, Wind River Systems, Inc. and Integrated Systems Inc. are compatible with the Company's RISC architecture. The Company intends to work with Microsoft to optimize its microprocessor designs for products running on the WindowsCE operating system.

  SYSTEM OEMS. Microprocessor products based on the Company's RISC architecture have become the preferred design for certain system OEMs in the embedded market. A number of high-profile digital consumer products incorporate the Company's RISC-based microprocessor intellectual property, including the Nintendo 64 and Sony PlayStation video game systems, the Philips Velo and NEC MobilePro handheld personal computers and the digital set-top boxes from Echostar and WebTV. The Company participates in various sales and technical efforts directed to system OEMs and has launched a promotional campaign aimed at increasing brand awareness of the MIPS RISC architecture among system OEMs and software vendors.

STRATEGY

  The Company seeks to be the world's leading provider of microprocessor intellectual property for the embedded market. To establish MIPS RISC-based microprocessors as the industry standard and to proliferate its microprocessor technology into multiple markets and applications, the Company has implemented a business model based on the non-exclusive licensing of its intellectual property. Key elements of the Company's strategy include:

  TARGET EMERGING MARKET FOR DIGITAL CONSUMER PRODUCTS. As the price of high-performance 32- and 64-bit microprocessors has declined, system OEMs have embedded these microprocessors into next generation digital consumer products. The Company believes that its 32- and 64-bit microprocessor designs are well suited for this market due to the scalability and performance of the MIPS RISC architecture and the cost and time-to-market advantages provided by the Company's intellectual property. The Company has achieved several significant design wins in this market, including video game systems such as Nintendo 64 and Sony PlayStation, handheld personal computers such as the Philips Velo and NEC MobilePro and digital set-top boxes from Echostar (Dish Network) and WebTV.

  INCREASE VALUE THROUGH ADVANCED MODULAR DESIGNS. The Company will focus its research and development efforts on enhancing its existing technology to create microprocessor cores and related designs that are optimized for specific embedded applications. The Company's strategy is to use a modular approach that emphasizes reusable and licensable microprocessor and software technologies. The Company believes that this increased flexibility and modularity will allow its semiconductor partners to provide high-performance, customized products more quickly to their customers. In addition to advancing its microprocessor technology, the Company also intends to leverage its expertise in high-performance/high bandwidth computer systems architecture and 3-D graphics to develop intellectual property aimed at improving the performance and cost-effectiveness of next generation digital consumer products.

  LEVERAGE RELATIONSHIPS WITH STRATEGIC PARTNERS. The Company's strategy has been to license the MIPS architecture to a relatively limited set of world-class semiconductor manufacturing and design companies. The Company believes that these long-term relationships have been fundamental to the proliferation of MIPS-based products. The Company presently licenses its technology to seven key semiconductor partners, each of which possesses leading design and/or process technology and can leverage a strong market position in a variety of embedded market applications. This strategy also seeks to ensure that there are multiple sources of supply for MIPS-based microprocessors. The Company may establish licenses with additional partners that it believes can offer value-added design capabilities in the Company's existing target markets as well as expand the market for the Company's microprocessor and related designs.

  STRENGTHEN MIPS' POSITION AS THE INDUSTRY STANDARD. According to INSIDE THE NEW COMPUTER INDUSTRY, the market for RISC-based microprocessors totaled 98 million units in calendar year 1997. The Company's semiconductor partners reported that approximately 48 million units based on the Company's RISC architecture were shipped in calendar year 1997. The Company's products have a cumulative installed base of over 70 million units. As an early entrant in the intellectual property market, the Company has established a strong brand awareness and a network of semiconductor partners, independent software vendors and system OEMs to support its microprocessor and related design efforts. The Company's flexible architecture has enabled the development of over 60 MIPS-based products from standard microprocessors to highly customized, application specific components. The Company seeks to expand the industry's support of the MIPS architecture by continuing to focus on its relationships with semiconductor manufacturers, software vendors and system OEMs. The

Company also intends to further enhance the MIPS brand and create market "pull" through targeted advertising and co-marketing with its partners and participation in standards setting for the microprocessor industry.

MARKETS AND APPLICATIONS

  DIGITAL CONSUMER PRODUCTS. Together with its existing semiconductor manufacturing partners and their associated design teams, the Company seeks to leverage the MIPS RISC architecture into solutions for a wide variety of sophisticated, high-volume digital consumer products such as video game products, handheld personal computers and set-top boxes. To date, the Company's RISC-based microprocessors have been designed into numerous digital consumer products, of which the principal applications have been the Nintendo 64 and Sony PlayStation video game systems. Revenue related to the video game market presently accounts for a substantial majority of the Company's total revenue, and such revenue is expected to continue to account for a significant portion of the Company's total revenue for at least the next several years. See "Risk Factors--Revenue Concentration" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    VIDEO GAMES. The market for video games, which represented the first high-volume consumer application for 32- and 64-bit microprocessors, accounted for approximately 30 million units in 1997, of which an estimated 90% used the Company's technology. This market is expected to continue to grow as more sophisticated video games are introduced. The Company's key design wins in this market include the Nintendo 64 video game system, which was introduced in 1996 and uses a MIPS R4300i microprocessor manufactured by NEC, and the Sony PlayStation, which was introduced in 1994 and uses a MIPS R3000 class embedded microprocessor developed by LSI Logic.

    SET-TOP BOXES. As digital transmission of video signals becomes more widely utilized, the Company believes that the market for compatible set-top boxes could represent an area of significant growth in the use of 32- and 64-bit microprocessors and related designs. The Company has achieved key design wins in this market. The set-top box used in WebTV's Internet appliance, introduced in 1996, uses a MIPS R4000 class microprocessor manufactured by IDT. Echostar's Dish Network set-top box, introduced in 1996, uses a MIPS R3000 class microprocessor that is also manufactured by IDT. In addition, one of the Company's partners, QED, has announced its intention to develop a MIPS-based product for General Instrument Corporation's DCT-5000+ advanced interactive digital set-top terminal.

    HANDHELD PERSONAL COMPUTERS. While the market for handheld personal computers has only recently begun to develop, several products in this market have shown a potential for growth, and the Company expects that this market will continue to grow as these devices become more interactive with desktop PCs. The Company's RISC-based microprocessor designs have been well received in this market and, to date, have been incorporated into products such as the Philips Velo and Sharp's Mobilon, both of which use a MIPS R3000 class microprocessor developed by Philips. In addition, NEC has incorporated a MIPS R4000 class microprocessor design into its MobilePro handheld personal computer.

    OTHER DIGITAL CONSUMER PRODUCTS. Other potential digital consumer product applications for the Company's 32- and 64-bit microprocessors include Windows-based terminals, Digital Versatile Disk players (DVD), digital televisions and the Auto PC, a product that provides drivers with a variety of services, including directions, using voice recognition and voice synthesis.

  OTHER EMBEDDED APPLICATIONS. The Company also expects that its future microprocessor and related designs will continue to be effective for use in more traditional embedded market applications such as telecommunication switching equipment and data networking routers. These markets have historically been an area of strength for the Company. Significant design wins in these markets include networking communications equipment from Cisco as well as laser printers from Hewlett-Packard Company, Electronics for Imaging Inc. and Brother Industries, Ltd.

PRODUCTS

  The Company designs, develops and licenses intellectual property for high-performance microprocessors. The Company's intellectual property is used in the design of microprocessor cores, instruction set architectures ("ISAs") and application specific extensions ("ASEs") that enable its semiconductor partners to manufacture flexible, high-performance microprocessors for embedded systems at competitive prices within demanding time-to-market requirements. Through licensing and royalty-based arrangements with its semiconductor partners, the Company seeks to strengthen the position of the MIPS architecture in the microprocessor industry and proliferate its designs in embedded systems applications. The Company has not historically and does not intend to manufacture microprocessors and related devices.

  BASIC CORES. The Company currently provides flexible, modular microprocessor cores covering a range of performance/price points to enable its manufacturing partners to provide customized semiconductor products more quickly to system OEMs.

    R3000. The R3000 is a 32-bit microprocessor introduced in 1988 that has served as the basis for many derivatives by the Company's semiconductor partners and is available from the Company in core form. The small die size (less than two square millimeters in one implementation) and performance characteristics of the R3000 make it well-suited for applications such as video game consoles, including the Sony PlayStation, and handheld personal computers, copiers, networking equipment and laser printers.

    R4000. The R4000 is a 64-bit microprocessor introduced in 1992 that has served as the basis for a variety of derivatives, including the R4300i which, together with Silicon Graphics' REALITY Co-Processor (RCP), is used in Nintendo 64 video game players. The R4000 was designed for applications in which high performance is the principle objective, such as video games, computer systems, network servers and interactive consumer applications such as set-top boxes.

    R5000. The R5000 is a 64-bit microprocessor developed by QED in January 1996 that is presently licensed to the Company. The R5000, which can be sublicensed by the Company to its other semiconductor partners, is a dual instruction issue processor that has served as the microprocessor in several of Silicon Graphics' workstations. Its performance characteristics make it an attractive microprocessor for more powerful and sophisticated embedded applications.

  INSTRUCTION SET ARCHITECTURES. Instruction set architectures are combinations of binary instructions and the hardware to execute them which together determine the native capability of a microprocessor. ISA standards are important because, among other things, they become the common points around which tools are built, software libraries and compilers are written and software operating systems are developed. Elements of an ISA may be copyrighted or patented thus preventing unrestricted use without a license. The Company licenses its ISAs to promote the development and marketing of MIPS compatible parts by its semiconductor manufacturing partners.

    MIPS I/II. The MIPS I/II instruction set architecture is the basic series of instructions for 32-bit operations. This instruction set, which is presently used in a wide range of applications, allows the performance of integer and floating point computation, logical operations, data movement and a variety of other functions. The MIPS II ISA is implemented in the R3000 series of products. Full MIPS I/II compatibility is protected by patents, copyrights and trademarks owned by the Company.

    MIPS III. In addition to providing full support for the MIPS II ISA, the MIPS III instruction set architecture extends the MIPS II ISA to 64-bit operations, increases the number of floating point registers and adds certain other functions. The MIPS III ISA is implemented in the R4000 series of products. MIPS III is a patented instruction set that is necessary to operate 64-bit MIPS microprocessors in 64-bit mode.

    MIPS IV. MIPS IV enhances floating point operations and adds additional instructions that improve performance in a number of engineering and scientific applications. The R5000, R8000 and R10000 MIPS microprocessors implement the MIPS IV ISA.

    MIPS V. MIPS V provides instructions that enhance performance in 3-D graphics applications. The hardware for the MIPS V ISA has not been implemented.

  APPLICATION SPECIFIC EXTENSIONS. Application specific extensions are intended to provide design flexibility for application-specific MIPS products and are offered to the Company's semiconductor manufacturing partners as optional, additional features to its microprocessor cores.

    MIPS16. MIPS16 is an ASE to the Company's RISC architecture introduced in October 1996 that permits substantially reduced systems costs by reducing memory requirements through the use of 16-bit instruction representation.

    MIPS DIGITAL MEDIA EXTENSIONS (MDMX). MDMX is an ASE designed to provide enhanced digital media processing including video compression and decompression and audio and signal processing.

  The Company's current microprocessor cores and other products incorporate the technologies and intellectual property used by the MIPS Group in designing microprocessors for Silicon Graphics' high-performance computer systems, servers and workstations. These high-end microprocessor designs include the Company's R8000 and R10000 microprocessors. The R8000 microprocessor, introduced in 1994, has floating-point and computational capabilities that are valuable in engineering and scientific markets. The R10000 microprocessor, introduced in 1995, is a sophisticated 64-bit microprocessor capable of using dynamic instruction scheduling (out-of-order execution) and speculative branches. Applications using the highly scalable R10000 microprocessor include supercomputers and high-performance servers for commercial applications, including database management and transaction processing. R10000 microprocessors are used in many of the products presently sold by Silicon Graphics. Although the R8000 and R10000 were not specifically designed for embedded market applications, they contain sophisticated and valuable technology and intellectual property that has been, and will continue to be, available to the Company for incorporation into microprocessor and related designs for the embedded market.

RESEARCH AND DEVELOPMENT

  The Company believes that its future competitive position will depend in large part on its ability to develop new and enhanced microprocessor cores and related designs in a timely and cost-effective manner. The Company believes that these capabilities are necessary to meet the evolving and rapidly changing needs of semiconductor manufacturers and system OEMs in the digital consumer products industry. To this end, the Company has assembled a team of highly skilled engineers that possess significant experience in the design and development of complex microprocessors. The Company intends to build on this base of experience and the technologies that it has developed in creating sophisticated microprocessor designs for high-performance computer systems, servers and workstations to enhance the MIPS RISC architecture and develop a broader line of microprocessor cores that are optimized for applications in the digital consumer products industry. The Company's strategy is to use a modular approach that emphasizes re-usable, licensable microprocessors, cores and software technology. The Company believes that this increased flexibility and modularity will allow its semiconductor partners to provide high-performance, customized products more quickly to their customers. In addition, the Company intends to continue to develop and license standardized ISAs and ASEs to work within and around its RISC architecture to enhance and tailor the capabilities of its microprocessor designs for specific applications. Historically, the Company has collaborated with its semiconductor manufacturing partners to develop these specific product applications and ASEs from its core microprocessor designs.

  The Company expects to develop and license its microprocessor designs in two forms. Initial or "process targeted designs" are designs intended to address the specific silicon manufacturing process technology of the semiconductor manufacturer to which it is licensed. For example, details such as transistor and interconnect dimensions vary from manufacturer to manufacturer and affect performance. The Company believes that its ability to adjust its microprocessor designs to work at optimum performance levels for targeted silicon process technologies is a significant competitive advantage. Because they are designed with the manufacturing partner's specific silicon process technology in mind, it is expected that these initial microprocessor cores will have superior performance levels and high value for the target partner. The Company also expects to generate both high-level description language representations of these designs called "soft" cores and intermediate representations with some process targeting called "firm" cores. Key internal circuits of "firm" cores can be enhanced to maintain substantially the level of performance of the "process targeted designs" on which they are based. "Soft" cores and "firm" cores are flexible and can be licensed to multiple customers and used in multiple applications, and the Company expects that revenue from such cores will represent an increasingly significant portion of its total revenue.

  The Company is working with Microsoft to optimize the Company's RISC-based microprocessor designs for products running on the WindowsCE operating system. The WindowsCE operating system, which was developed using the MIPS RISC architecture, targets the general embedded and digital consumer products markets as well as the mobile computing and Windows-based terminals markets. The WindowsCE operating system has the advantage of a flexible and modular system and a large installed base of developers who are experienced with Windows API development tools. This could provide system OEMs with a familiar software platform and could accelerate the growth of the digital consumer products market.

  In anticipation of the Separation and the more limited focus of its research and development efforts, the Company has significantly reduced its research and development staff, from 221 persons at December 31, 1997 to 36 persons at March 31, 1998. This decrease principally reflects the transfer to Silicon Graphics of employees engaged in the development of next generation microprocessors for Silicon Graphics' systems as well as other staff reductions associated with the Company's shift in strategic direction. Because the Company expects to use industry-standard third-party design tools, it will not be required to develop and maintain the proprietary design tools that were necessary in connection with the design of high-performance microprocessors for Silicon Graphics. As a result, the Company expects that its staffing requirements will be significantly lower than those required prior to the Separation. For the fiscal years ended June 30, 1995, 1996 and 1997 and for the nine months ended March 31, 1998, the Company's research and development costs were $39.0 million, $48.4 million, $68.8 million and $39.6 million, respectively. Reflecting the reduction in the Company's research and development staff in anticipation of the Separation and its change in strategic direction, the

Company's research and development expenses for the three months ended March 31, 1998 were $4.4 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Despite this reduction in the Company's initial research and development staffing requirements and expenditures, the Company's business plan requires that it identify and hire additional highly skilled technical personnel in fiscal 1999 to staff its anticipated research and development activities. See "Risk Factors--Management of Growth."

SALES AND MARKETING

  The Company's sales and marketing activities are focused principally on establishing and maintaining licensing arrangements with semiconductor manufacturers and participating in marketing, sales and technical efforts directed to system OEMs. The Company licenses its RISC-based microprocessor and related design technology on a non-exclusive and worldwide basis to semiconductor manufacturers who, in turn, sell products incorporating these technologies to system OEMs. The partnerships established by the Company form a distribution channel and are an important element of its strategy to proliferate the MIPS RISC architecture as the standard in the embedded microprocessor industry. In establishing these partnerships, the Company seeks to license its technology to those companies it believes can offer value-added design capabilities in the Company's existing target markets as well as expand the market for the Company's microprocessor and related designs. By licensing its technology to multiple semiconductor manufacturers, the Company seeks to ensure that system access to multiple sources of its RISC-based microprocessors and related designs. The Company presently has two customers that individually account for more than 10% of its total revenue: Nintendo and NEC. Substantially all of the revenue derived from these two customers reflects contract revenue and royalties related to development and sales of Nintendo 64 video game players and related cartridges. Revenue related to sales of Nintendo 64 video game cartridges is expected to continue to account for a significant portion of the Company's total revenue for at least the next several years and, therefore, the Company expects that a significant portion of its total revenue will continue to be derived from Nintendo and NEC. See "Risk Factors--Revenue Concentration" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Revenue." For financial information regarding revenue derived from the Company's international licensees, see Note 13 of Notes to Financial Statements.

  Although the precise terms of the Company's contracts vary from licensee to licensee, they typically provide for technology license and engineering service fees which may be payable up-front and/or upon the achievement of certain milestones such as provision of deliverables by the Company or production of semiconductor products by the licensee. The Company's contracts also provide for the payment of royalties to the Company based on a percentage of the net revenue earned by the licensee from the sale of products incorporating the Company's technology and, in some cases, based on unit sales of such products. The Company's contracts with its semiconductors partners are typically subject to periodic renewal or extension. The Company also offers licensees the option to license its technology on a single-use or unlimited-use basis, and may provide licensees with various technical support, training and consulting services and sales and marketing support.

  Certain of the Company's marketing activities are also aimed at system OEMs. Through targeted advertising and co-marketing programs with its partners, the Company seeks to increase awareness of the MIPS RISC architecture in popular digital consumer products. The Company believes that these efforts will provide product differentiation that will generate demand for its technology from digital consumer product manufacturers, thereby increasing demand from semiconductor manufacturers for the Company's designs in their products.

  Because the Company's past microprocessor design efforts have primarily focused on serving the needs of Silicon Graphics, and although the Company has always maintained a sales and marketing staff to support its strategic relationships, its sales and marketing activities have not historically been central to its operations. Following the Separation, however, the Company's sales and marketing efforts will become significantly more critical to the Company's future operating success. See "Risk Factors--Risks Associated with Recent Shift in Strategic Direction." At December 31, 1997, the Company's sales and marketing staff totaled 16 persons. The Company expects to increase its sales and marketing staff following the Separation, although such staff is not expected to initially exceed 20 persons. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTELLECTUAL PROPERTY

  The Company regards its patents, copyrights, mask work rights, trademarks, trade secrets and similar intellectual property as critical to its success, and relies on a combination of patent, trademark, copyright, mask work and trade secret laws to protect its proprietary rights. Any failure of the Company to obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, results of operations and financial condition. In connection with the Offering and the Separation, and subject to the grant of a license to Silicon Graphics, the Company will own approximately 47 U.S. patents on various aspects of its technology, with expiration dates ranging from 2006 to 2015, approximately 24 pending U.S. patent applications as well as all foreign counterparts relating thereto. There can be no assurance that patents will issue from any patent applications submitted by the Company, that any patents held by the Company will not be challenged, invalidated or circumvented or that any claims allowed from its patents will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Company. In addition, there can be no assurance that third parties will not assert claims of infringement against the Company or against the Company's semiconductor manufacturing partners in connection with their use of the Company's technology. Such claims, even those without merit, could be time consuming, result in costly litigation and/or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. Moreover, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States and, because of the importance of the Company's intellectual property rights to its business, this could have a material adverse effect on its business, results of operations and financial condition.

  The Company also uses licensing agreements and employee and third party nondisclosure and assignment agreements to limit access to and distribution of its proprietary information and to obtain ownership of technology prepared on a work-for-hire basis. There can be no assurance that the steps taken by the Company to protect its intellectual property rights will be adequate to deter misappropriation of such rights or that the Company will be able to detect unauthorized uses and take immediate or effective steps to enforce its rights. There can also be no assurance that the steps taken by the Company to obtain ownership of contributed intellectual property will be sufficient to assure its ownership of all proprietary rights. The Company also relies on unpatented trade secrets to protect its proprietary technology. No assurance can be given that others will not independently develop or otherwise acquire the same or substantially equivalent technologies or otherwise gain access to the Company's proprietary technology or disclose such technology or that the Company can ultimately protect its rights to such unpatented proprietary technology. In addition, no assurance can be given that third parties will not obtain patent rights to such unpatented trade secrets, which patent rights could be used to assert infringement claims against the Company.

  As a result of the Separation and the Offering, the Company will not have full access to Silicon Graphics' portfolio of intellectual property. Prior to the Offering, the MIPS Group had access to Silicon Graphics' patents and other intellectual property for use in its business. Such use by the MIPS Group has not been documented by a written license agreement. In connection with the Offering and the Separation, the Company and Silicon Graphics will enter into arrangements pursuant to which certain intellectual property will be assigned to the Company, subject to the grant of a license to Silicon Graphics; certain intellectual property will be retained by Silicon Graphics, subject to the grant of a license to the Company; and certain intellectual property will be retained by Silicon Graphics without any ongoing interest to the Company. The Company's inability to use Silicon Graphics' intellectual property in the future could have a material adverse affect on its business and results of operations. In the past, the MIPS Group has benefitted from its status as a division of Silicon Graphics in its access to the intellectual property of third parties through licensing arrangements or otherwise, and in the negotiation of the financial and other terms of any such arrangements. As a result of the Separation, there can be no assurance that the Company will be able to negotiate commercially attractive intellectual property licensing arrangements with third parties in the future, particularly if the Company ceases to be a majority-owned subsidiary of Silicon Graphics. In addition, in connection with any future intellectual property infringement claims, the Company will not have the benefit of asserting counterclaims based on Silicon Graphics' intellectual property portfolio, nor will the Company be able to provide licenses to Silicon Graphics' intellectual property in order to resolve such claims.

COMPETITION

  The market for embedded microprocessors is highly competitive and characterized by rapidly changing technological needs and capabilities. The Company believes that the principal competitive factors in the embedded microprocessor market are performance, functionality, price, customizability and power consumption. The Company competes primarily against Hitachi Semiconductor (America) Inc. and ARM Holdings plc. The Company also competes against certain semiconductor manufacturers whose product lines include microprocessors for embedded and non-embedded applications, including Intel Corporation, National Semiconductor Corporation, Advanced Micro Devices, Inc. and Motorola, Inc. In addition, the Company must continue to differentiate its microprocessor and related designs from those available or under development by the internal design groups of semiconductor manufacturers, including its current and prospective manufacturing partners. Many of these internal design groups have substantial programming and design resources and are part of larger organizations which have substantial financial and marketing resources. There can be no assurance that internal design groups will not develop products that compete directly with the Company's microprocessor and related designs or will not actively seek to participate as merchant vendors in the intellectual property component market by selling to third-party semiconductor manufacturers or, if they do, that the Company will be able to compete with them successfully. To the extent that these alternative technologies provide comparable performance at a lower or similar cost than the Company's technology, semiconductor manufacturers may adopt and promote these alternative technologies. Certain of the Company's competitors have greater name recognition and customer bases as well as greater financial and marketing resources than the Company, and such competition could adversely affect the Company's business, results of operations and financial condition.

EMPLOYEES

  As of March 31, 1998, the Company had 52 full time employees. Of this total, 36 were in research and development, 13 were in sales and marketing and 3 were in administration. Overall, approximately 73% of the Company's employees have technical degrees and more than 37% have advanced technical degrees. The Company's future success will depend in part on its ability to attract, retain and motivate highly qualified technical and management personnel who are in great demand in the semiconductor industry. The Company's business plan requires that it identify and hire additional highly skilled technical personal during fiscal 1999 to staff its anticipated research and development activities. See "--Research and Development" and "Risk Factors--Management of Growth." None of the Company's employees is represented by a labor union or subject to a collective bargaining agreement. The Company believes that its relations with its employee are good.

LITIGATION

  On April 6, 1998, Silicon Graphics and the Company filed an action against ArtX, Inc. and certain employees of ArtX, Inc. in the Superior Court of the State of California alleging, among other things, misappropriation of trade secrets and breach of contractual and fiduciary duties in connection with the defendants' actions in developing graphics technology for Nintendo's next generation video game system. On April 23, 1998, Nintendo notified Silicon Graphics and the Company of its belief that the disclosure in the Company's registration statement filed with the Securities and Exchange Commission on April 21, 1998 of certain information regarding the contract for the development of the Nintendo 64 video game system constituted a breach of that contract. Silicon Graphics and the Company strongly disagree that any such breach has occurred. On May 27, 1998, Silicon Graphics, the Company, Nintendo and ArtX, Inc. entered into a memorandum of understanding pursuant to which the companies are engaged in further discussions relating to a possible mutually beneficial business relationship, including the possible selection of a MIPS-based microprocessor for the next generation Nintendo video game system. On the basis of this understanding, Silicon Graphics and the Company have dismissed without prejudice the pending lawsuit against ArtX, Inc., and Nintendo has agreed that, in the absence of a lawsuit against Nintendo or ArtX, Inc., it will not assert any claim that the Nintendo 64 contract has been breached in connection with the filing of the Company's registration statement.

  On April 10, 1998, the Company filed an action against Lexra, Inc., a Massachusetts company ("Lexra"), in the United States District Court for the Northern District of California, asserting claims for false advertisement, trademark infringement, trademark dilution and unfair competition. This lawsuit arises out of Lexra's claim that its newly introduced product offering is "MIPS compatible." Lexra does not have a license from the Company to use its intellectual property in connection with any Lexra products. The Company intends to seek access to Lexra's products to evaluate possible patent infringement claims and will expand the lawsuit if appropriate. The Company is seeking injunctive relief as well as monetary damages. In May 1998, Lexra filed an answer and counterclaim seeking to cancel certain of the Company's trademarks.

  In February 1998, the Company received a notice asserting that the R10000 and potentially other microprocessors designed by the Company allegedly infringe a patent currently held by Ceridian Corporation. The Company is evaluating these claims.

  The Company believes that the foregoing proceedings are not likely to have a material adverse effect on its business, results of operations or financial condition.

  From time to time, the Company receives communications from third parties asserting patent or other rights covering the Company's products and technologies. Based upon the

Company's evaluation, it may take no action or it may seek to obtain a license. There can be no assurance in any given case that a license will be available on terms the Company considers reasonable, or that litigation will not ensue.

FACILITIES

  The Company's executive, administrative and technical offices currently occupy approximately 20,000 square feet in a building leased by Silicon Graphics in Mountain View, California. Following the Separation, the Company intends to sublease from Silicon Graphics approximately 27,500 square feet (with an option to increase to 55,000 square feet) in one building in Mountain View, California. Payments by the Company to Silicon Graphics under this sublease are expected to be equal to amounts payable by Silicon Graphics under its sublease for the property with a third party. This sublease will expire on May 31, 2002, subject to earlier termination in certain circumstances. The Company believes that these facilities are adequate to meets its current needs but that it may need to seek additional space in the future.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The current executive officers and directors of the Company, and their ages as of March 31, 1998, are as follows:

             NAME            AGE                    POSITION
             ----            ---                    --------
   John E. Bourgoin.........  52 Chief Executive Officer, President and Director
   Lavi Lev.................  41 Senior Vice President--Engineering
   Kevin C. Eichler.........  38 Vice President and Chief Financial Officer
   Derek Meyer..............  38 Vice President--Sales and Marketing
   Sandy Creighton..........  45 Vice President and General Counsel
   Dr. Forest Baskett.......  54 Director
   Kenneth L. Coleman.......  55 Director
   William M. Kelly.........  44 Director
   Teruyasu Sekimoto........  58 Director

  JOHN E. BOURGOIN has served as Chief Executive Officer of the Company since February 1998 and President of the Company since September 1996, and has been a director of the Company since May 1997. Mr. Bourgoin has also served as a Senior Vice President of Silicon Graphics since September 1996, a position from which he will resign prior to the closing of the Offering. Prior to joining Silicon Graphics, Mr. Bourgoin was Vice President, Computation Products Group at Advanced Micro Devices, Inc. Mr. Bourgoin received his B.S. in Electrical Engineering from University of Illinois and his M.B.A from Arizona State University.

  LAVI LEV has served as Senior Vice President--Engineering of the Company since March 1998, and was Vice President--Engineering of Silicon Graphics from 1996 to March 1998. From 1995 to 1996, he served as Vice President, Engineering at MicroUnity Systems Engineering and between 1992 and 1995 he was a manager at Sun Microsystems, Inc. Prior to joining Sun Microsystems, Inc., Mr. Lev was employed by Intel Corporation and was involved in the development of the Pentium microprocessor. Mr. Lev received his B.S. in Electrical Engineering from Technion Israel Institute of Technology in Haifa, Israel.

  KEVIN C. EICHLER has served as Vice President and Chief Financial Officer of the Company since May 1998. Prior to joining the Company and since 1996, Mr. Eichler served as Vice President, Finance, Chief Financial Officer, Treasurer and Secretary of Visigenic Software Inc., an independent provider of software tools for distributed object technologies for the Internet, Intranet and enterprise computing environments. From 1995 to 1996, he served as Executive Vice President, Finance and Chief Financial Officer of National Insurance Group, a provider of technology solutions for financial services and related companies. From 1991 to 1995, Mr. Eichler served as Executive Vice President, Finance and Chief Financial Officer of Mortgage Quality Management, Inc., a national provider of quality control services and technologies to residential mortgage lenders. Prior to 1991, Mr. Eichler held management positions with NeXT Software and Microsoft. Mr. Eichler received his B.S. in Accounting from St. John's University in Collegeville, Minnesota.

  DEREK MEYER joined the Company in May 1996 as Director of Worldwide Marketing and Sales and became Vice President--Sales and Marketing in March 1998. Prior to joining the Company and since 1994, Mr. Meyer served as marketing director for the TriMedia division of

Philips Semiconductors and prior to that time he was director of SPARC marketing for Sun Microsystems, Inc. Mr. Meyer received his B.S. in Physics from Florida Atlantic University.

  SANDY CREIGHTON joined the Company in June 1998 as Vice President and General Counsel. Prior to joining the Company and since 1991, Ms. Creighton was Deputy General Counsel at Sun Microsystems, Inc. Ms. Creighton received her J.D. from Northwestern University School of Law.

  Dr. Forest Baskett has served as a director of the Company since January 1998. Since 1990, Dr. Baskett has served as Senior Vice President, Research and Development of Silicon Graphics, and since 1994, has also served as its Chief Technology Officer. Dr. Baskett received his B.A. in Mathematics from Rice University and his Ph.D. in Computer Science from the University of Texas.

  KENNETH L. COLEMAN has served as a director of the Company since January 1998. Since April 1997, Mr. Coleman has been Senior Vice President, Customer and Professional Services of Silicon Graphics. Prior to that time, he was Senior Vice President, Administration of Silicon Graphics.

  WILLIAM M. KELLY has served as a director of the Company since January 1998. He joined Silicon Graphics in 1994 as Vice President, Business Development, General Counsel and Secretary and, since 1997, has been Senior Vice President, Corporate Operations of Silicon Graphics. During 1996, Mr. Kelly also served as Senior Vice President, Silicon Interactive Group of Silicon Graphics and he served as acting Chief Financial Officer of Silicon Graphics from May 1997 to February 1998. Prior to joining Silicon Graphics, Mr. Kelly was an attorney in private practice.

  TERUYASU SEKIMOTO has served as a director of the Company since January 1998. Mr. Sekimoto joined Silicon Graphics in 1987 as representative director of Silicon Graphics Japan. In 1991, he became Vice President, North Pacific Area and since 1995 has served as Senior Vice President, East Asia.

  Ownership interests of directors or officers of the Company in the common stock of Silicon Graphics or service as both a director of the Company and an officer or employee of Silicon Graphics could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the Company and Silicon Graphics, such as potential acquisitions or financing transactions as well as other corporate opportunities that may be suitable for both the Company and Silicon Graphics. See "Risk Factors--Potential Conflicts of Interest." The Restated Certificate of Incorporation will include certain provisions relating to the allocation of business opportunities that may be suitable for both the Company and Silicon Graphics based on the relationship to the Company and Silicon Graphics of the individual to whom the opportunity is presented and the method by which is presented. See "Description of Capital Stock--Corporate Opportunities." In addition, under Delaware law, officers and directors of the Company have fiduciary duties to the Company's stockholders.

BOARD COMPOSITION

   Four of the Company's five current directors are officers or employees of Silicon Graphics. Prior to completion of the Offering, the size of the Board of Directors will be increased by two, and the Company's stockholder is expected to elect the following two additional directors who are not associated with the Company or Silicon Graphics:

  ANTHONY B. HOLBROOK, age 58. Mr. Holbrook retired as Chief Technical Officer of Advanced Micro Devices, Inc. in August 1994. Mr. Holbrook joined Advanced Micro Devices, Inc. in 1973 and served in a number of executive capacities. He was elected a corporate officer in 1978 and in 1982 was named Executive Vice President and Chief Operating Officer. In 1986, Mr. Holbrook was named President of Advanced Micro Devices, Inc. and was elected to the board of directors. In 1989, he moved from Chief Operating Officer to Chief Technical Officer and in 1990 from President to Vice Chairman, a position he held until April 1996. Prior to joining Advanced Micro Devices, Inc., Mr. Holbrook held engineering management positions with Fairchild Semiconductor and Computer Micro Technology Corporation. Mr. Holbrook is also a director of SDL, Inc., a solid state laser manufacturer. Mr. Holbrook received his B.S. in Engineering from UCLA and his M.S. in Electrical Engineering from Stanford University.

  FRED M. GIBBONS, age 48. Mr. Gibbons has been a partner with Concept Stage Venture Management, an investment firm based in California, since 1994. From 1995 through 1998, Mr. Gibbons was also a lecturer at the Stanford University Graduate School of Engineering. In 1981, Mr. Gibbons founded Software Publishing Corporation based in San Jose, California, a company engaged in the development of software systems for personal computer applications, and was its Chief Executive Officer through 1994. Prior to 1981, Mr. Gibbons was employed as a product and marketing manager for Hewlett-Packard Company. Mr. Gibbons received his B.S. in Science Engineering and his M.S. in Computer Science from University of Michigan and his M.B.A. from Harvard University.

  Following the Offering, the Company's Board of Directors will be divided into three classes of directors serving staggered three-year terms. The terms of office of the directors will expire as follows (assuming the election of Messrs. Holbrook and Gibbons): Messrs. Bourgoin and Coleman at the annual meeting of stockholders in 1999, Messrs. Sekimoto and Gibbons at the annual meeting of stockholders in 2000 and Dr. Baskett and Messrs. Kelly and Holbrook at the annual meeting of stockholders in 2001. Silicon Graphics will have the ability to change the size and composition of the Company's Board of Directors and committees of the Board of Directors. See "Arrangements Between the Company and Silicon Graphics--Relationship with Silicon Graphics."

COMMITTEES OF THE BOARD OF DIRECTORS

  The Company's Board of Directors will have two committees: an Audit Committee and a Compensation Committee. The responsibilities of the Audit Committee include recommending to the Board of Directors the independent public accountants to be selected to conduct the annual audit of the accounts of the Company; reviewing the proposed scope of such audit and approving the audit fees to be paid; and reviewing the adequacy and effectiveness of the internal auditing, accounting and financial controls of the Company with the independent public accountants and the Company's financial and accounting staff. The Audit Committee will be comprised solely of independent directors. The responsibilities of the Compensation Committee include administering the 1998 Long-Term Incentive Plan and selecting the officers and key employees to whom Awards will be granted. The Compensation Committee will be comprised of non-management directors.

  The Board of Directors may, from time to time, establish certain other committees to facilitate the management of the Company.

DIRECTOR COMPENSATION

  It is anticipated that directors who do not receive compensation as officers or employees of the Company or any of its affiliates will be paid an annual board membership fee. Directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In fiscal 1997, the Company did not have a Compensation Committee or any other committee serving a similar function. Decisions as to the compensation of executive officers were made by Silicon Graphics.

EXECUTIVE COMPENSATION

  Following the Separation, the executive officers and all other employees of the Company will be compensated solely by the Company and will no longer participate in any of Silicon Graphics' compensation or benefit plans. In connection with their acceptance of employment with the Company, executive officers and employees of the Company previously employed by Silicon Graphics have mutually agreed with Silicon Graphics that all unvested options to purchase Silicon Graphics common stock will be forfeited. In addition, such individuals will have 30 or 90 days (depending on the terms of the option grant) to exercise any vested options to purchase Silicon Graphics common stock, and any vested options that are not exercised will be forfeited.

1998 LONG-TERM INCENTIVE PLAN

  In connection with the Offering, the Company has adopted the 1998 Long-Term Incentive Plan (the "Plan"). The purposes of the Plan are to attract, retain and motivate officers and other key employees and consultants of the Company, to compensate them for their contributions to the growth and profits of the Company and to encourage ownership by them of Common Stock. The Plan authorizes the issuance of various forms of stock-based awards (the "Awards") to such individuals.

  ADMINISTRATION. The Plan will be administered by the Compensation Committee of the Company's Board of Directors. The Compensation Committee will have full authority to: administer the Plan, select participants from among eligible individuals, make factual interpretations in connection with the administration or interpretation of the Plan, determine the type of Award and the number of shares pursuant to each Award, and set forth the terms and conditions of Awards, including those related to vesting, forfeiture, payment and exercisability. Subject to certain limitations, the Compensation Committee may from time to time delegate some or all of its authority to one or more officers of the Company. The Compensation Committee may also determine the effect, if any, that a participant's termination of employment will have on the vesting, exercisability, payment or lapse of restrictions applicable to an Award.

  NUMBER OF SHARES. An aggregate of 6,600,000 shares of Common Stock will be authorized for issuance under the Plan. The number of shares available for issuance under the Plan will be proportionately adjusted in the event of certain changes in the Company's capitalization or a similar transaction. Shares issued pursuant to the Plan may be authorized but unissued shares, treasury shares or any combination thereof. In addition to the overall share limit, some special limits apply. In accordance with the requirements under the regulations promulgated under Section 162(m) of the Internal Revenue Code (the "Code"), no eligible individual may receive stock options or stock appreciation rights with respect to an aggregate of more than 198,000 shares of Common Stock in any one-year period or stock awards subject to performance requirements and performance shares with respect to more than 198,000 shares of Common Stock per performance period. Aggregate stock Awards made under the Plan that are not subject to performance goals may not exceed 6,000,000 shares. In accordance with the requirements under Section 422 of the Code pertaining to incentive stock options, the fair market value of the number of shares of Common Stock that may be issued pursuant to incentive stock options which are exercisable for the first time by a participant under any Company plan may not exceed, in the aggregate, $100,000 during any calendar year.

  ELIGIBLE INDIVIDUALS. The Compensation Committee intends to grant Awards under the Plan to employees and consultants of the Company (or a subsidiary) with the potential to contribute to the future success of the Company or its subsidiaries. Members of the Compensation Committee are not eligible to receive Awards under the Plan.

  AWARD AGREEMENT. Each Award granted pursuant to the Plan will be evidenced by an Award agreement between the Company and the participant. In addition to certain of the terms herein set forth, such agreements may contain such other terms as the Compensation Committee shall prescribe. Such additional terms may vary among Award agreements.

  AWARDS GENERALLY. The Compensation Committee may authorize the following Awards based upon the Common Stock: (i) stock options, (ii) stock appreciation rights, which may be granted in tandem with or independently of stock options,
(iii) stock awards, (iv) performance unit awards and (v) other forms of awards which the Compensation Committee determines to be consistent with the purposes of the Plan and the interests of the Company.

  STOCK OPTIONS. In connection with the Offering, the Company has granted stock options under the Plan. The Company intends to award both nonqualified stock options ("NSOs") and incentive stock options ("ISOs") within the meaning of
Section 422 of the Code in connection with the Offering. Under the terms of the Plan, the per share exercise price of such stock options shall be no less than 100% of the fair market value of the Common Stock on the date of grant; PROVIDED, HOWEVER, that ISOs granted to a participant who owns more than ten percent of the voting power of the Company's stock will be priced at 110% of fair market value on the date of grant. The term of a stock option will be fixed by the Compensation Committee upon grant, and the term of an ISO may not exceed ten years. The vesting schedules of the stock options will be determined by the Compensation Committee and will be governed by the individual stock option agreements; PROVIDED, HOWEVER, that no stock option may vest prior to 10 months from the date of grant, except if the vesting of the stock option is accelerated in accordance with an event described in an applicable Award agreement. At the discretion of the Compensation Committee, the exercise price of a stock option may be paid in cash, by withholding shares of Common Stock from the exercise, or in previously owned stock or a combination thereof.

  STOCK APPRECIATION RIGHTS. Stock appreciation rights entitle a participant to receive upon exercise an amount equal to the excess, if any, of the fair market value on the date of exercise of the number of shares of Common Stock subject to the stock appreciation right over the applicable exercise price. The exercise price will be determined by the Award agreement but in no case may be less than 100% of the fair market value of the underlying Common Stock at the date of grant. The term of the stock appreciation right will be governed by the Award agreement; PROVIDED, HOWEVER, that no stock appreciation right may vest prior to 10 months from the date of grant, except if the vesting of the stock appreciation rights is accelerated in accordance with an event described in an applicable Award agreement. At the discretion of the Compensation Committee, payments to a participant upon exercise of a stock appreciation right may be made in cash, shares of Common Stock or a combination thereof. Stock appreciation rights may be granted alone or in tandem with other Awards. The Compensation Committee does not intend to grant any stock appreciation rights in connection with the Offering.

  STOCK AWARDS. Stock Awards may consist of one or more shares of Common Stock granted or offered for sale to a participant subject to terms and conditions, including vesting requirements or restrictions on transferability, as determined by the Compensation Committee and specified in the Award agreement. The Compensation Committee has granted stock Awards totalling 15,000 shares of Common Stock in connection with the Offering.

  PERFORMANCE UNIT AWARDS. Performance unit Awards entitle a participant to receive fixed or variable share or dollar-denominated units of Common Stock upon satisfaction of certain specified performance criteria and subject to such other terms and conditions as the Compensation Committee deems appropriate. Payment in settlement of a performance unit Award will be made as soon as practicable following the conclusion of the applicable performance period in shares of Common Stock, in an equivalent amount of cash or in a combination of Common Stock and cash, as the Compensation Committee determines. The Compensation Committee does not intend to grant any performance unit Awards in connection with the Offering.

  OTHER AWARDS. The Compensation Committee may specify the terms and provisions of other forms of equity based or equity-related Awards not described above which the Compensation Committee determines to be consistent with the purpose of the Plan and the interests of the Company, which Awards may provide for deferral of compensation through equity based units, for cash payments based in whole or in part on the value or future value of Common Stock, for the acquisition or future acquisition of Common Stock, or any combination thereof. Other Awards may also include cash payments based on one or more criteria determined by the Committee which are unrelated to the value of Common Stock. Other than stock options and stock Awards, the Compensation Committee does not intend to grant any other equity based awards in connection with the Offering.

  AMENDMENT. The Board of Directors or the Compensation Committee may amend or terminate the Plan at any time, except that stockholder approval is required to increase the maximum number of shares issuable under the plan or to reduce the exercise price of any outstanding stock option or stock appreciation right. No amendment or termination may adversely affect a participant's rights with respect to previously granted Awards without his or her consent.

  EFFECT OF REORGANIZATION. In the event of termination of a participant's employment by the Company without Cause or, in certain cases, by a participant for Good Reason following a Change in Control (as such terms may be defined in the applicable Award agreements), the Compensation Committee may allow for the following: (i) all such participant's outstanding stock options and stock appreciation rights may become fully vested and exercisable, (ii) all restrictions and conditions of all stock Awards then held by such participant may lapse, and (iii) all performance share Awards held by such participant may be deemed to have been fully earned.

  ADJUSTMENTS. In the event of any change in the outstanding Common Stock by reason of a stock dividend, recapitalization, reorganization, merger, consolidation, stock split, combination or exchange of shares or any other significant corporate event affecting the Common Stock, the Compensation Committee, in its discretion, may make (i) such proportionate adjustments as it considers appropriate (in the form determined by the Compensation Committee in its sole discretion) to prevent diminution or enlargement of the rights of Participants under the Plan with respect to the aggregate number of shares of Common Stock for which Awards in respect thereof may be granted under the Plan, the number of shares of Common Stock covered by each outstanding Award, and the exercise or Award prices in respect thereof and/or (ii) such other adjustments as it deems appropriate.

  TERMINATION OF THE PLAN. By its terms, the Plan will remain in effect until terminated by the Board. No awards may be granted under the Plan after the tenth anniversary of its effective date.

  U.S. FEDERAL INCOME TAX EFFECTS. Certain of the federal income tax consequences to participants and the Company of Awards granted under the Plan should generally be as set forth in the following summary.

  An employee to whom an ISO which qualifies under Section 422 of the Code is granted will not recognize income at the time of grant or exercise of such option. No federal income tax deduction will be allowable to the employee's employer upon the grant or exercise of such ISO. However, upon the exercise of an ISO, any excess in the fair market price of the Common Stock over the option price constitutes a tax preference item which may have alternative minimum tax consequences for the employee. When the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of such ISO, the employee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the option price. If the employee does not hold such shares for the required period, when the employee sells such shares, the employee will recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and the regulations thereunder and the Company will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income.

  A participant to whom a NSO is granted will not recognize income at the time of grant of such option. When such participant exercises such NSO, the participant will recognize ordinary compensation income equal to the difference, if any, between the option price paid and the fair market value, as of the date of option exercise, of the shares the participant receives. The tax basis of such shares to such participant will be equal to the option price paid plus the amount includible in the participant's gross income, and the participant's holding period for such shares will commence on the date on which the participant recognized taxable income in respect of such shares. Subject to the applicable provisions of the Code and regulations thereunder, the Company will generally be entitled to a federal income tax deduction in respect of a NSO in an amount equal to the ordinary compensation income recognized by the participant.

  A participant who receives a grant of stock appreciation rights or performance unit Awards will recognize ordinary compensation income at the time such Award is settled in cash or stock in an amount equal to the cash or the fair market value of the stock received. Subject to the applicable provisions of the Code and regulations thereunder, the Company will generally be entitled to a federal income tax deduction in respect of a grant of stock appreciation rights and performance unit Awards in an amount equal to the ordinary compensation income recognized by the participant.

  No income will be recognized by a participant who is granted a stock Award if the Award is subject to a substantial risk of forfeiture or restrictions on transferability, unless the participant makes a special election with the Internal Revenue Service pursuant to Section 83(b) of the Code to be taxed at the time of grant. Upon lapse of the risk of forfeiture or restrictions on transferability, the participant will be taxed at ordinary income tax rates on the then fair market value of the Common Stock and a corresponding deduction will be allowable. The participant's basis in the Common Stock will be equal to the ordinary income so recognized. Upon subsequent disposition of such Common Stock, the participant will realize capital gain or loss (long-term, mid-term or short-term, depending upon the holding period of the stock sold).

  Pursuant to Section 83(b) of the Code, a participant may elect within 30 days of receipt of the stock Award to be taxed at ordinary income tax rates on the fair market value of the Common Stock comprising the stock Award at the time of award. If the election is made, the Company will be entitled to a corresponding deduction. No income will be recognized, and no deduction will be allowed the Company, upon lapse of the risk of forfeiture or restrictions on transferability.

GRANTS UNDER THE 1998 LONG-TERM INCENTIVE PLAN

  In connection with the Offering, the Company has made initial grants of stock options and stock Awards to the executive officers and certain other employees and consultants of the Company under the 1998 Long-Term Incentive Plan. An aggregate of 2,848,300 shares of Common Stock are issuable upon the exercise of the options granted at an exercise price of $12.00 per share. In addition, the Company granted stock Awards totalling 15,000 shares of Common Stock. The following table sets forth the number of shares of Common Stock underlying options and the number of shares subject to stock Awards that were granted under the 1998 Long-Term Incentive Plan to (i) each of the executive officers of the Company, (ii) the executive officers of the Company as a group and (iii) all employees and consultants of the Company as a group other than the executive officers of the Company.

                GRANTS UNDER 1998 LONG-TERM INCENTIVE PLAN

                            NUMBER OF SHARES  STOCK
NAME AND POSITION          UNDERLYING OPTIONS AWARDS
-----------------          ------------------ ------
John E. Bourgoin.........        559,500      15,000
 Chief Executive Officer
  and President
Lavi Lev.................        298,400         --
 Senior Vice President--
  Engineering
Kevin C. Eichler.........        223,800         --
 Vice President and Chief
  Financial Officer
Derek Meyer..............        205,200         --
 Vice President--Sales
  and Marketing
Sandy Creighton..........        223,800         --
 Vice President and
  General Counsel
Executive Officers as a
 Group...................      1,510,700      15,000
Non-Executive Officer
 Employee and Consultants
 Group...................      1,337,600         --

EMPLOYEE STOCK PURCHASE PLAN

  General. The Company has adopted the MIPS Technologies, Inc. Employee Stock Purchase Plan (the "Purchase Plan"). The purpose of the Purchase Plan is to provide employees of the Company who participate in the Purchase Plan with an opportunity to purchase Common Stock of the Company through payroll deductions. The Board believes that the equity incentive opportunity represented by the Purchase Plan is an important factor in attracting, retaining and motivating the best available talent. Accordingly, to provide for the future issuance of shares under the Purchase Plan, the Board has reserved 600,000 shares of Common Stock for issuance under the Purchase Plan.

  Administration. The Purchase Plan, and the rights of the participants to make purchases thereunder, are intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code. The Purchase Plan may be administered by the Board or by a committee of the Board. All questions of interpretation of the Purchase Plan are determined by the Board or the committee designated by the Board and shall be binding on all participants in the Purchase Plan. No charges for administrative or other costs may be made against the payroll deductions of a participant in the Purchase Plan.

  Members of the Board who are eligible employees are permitted to participate in the Purchase Plan. Members of the Board who are eligible to participate in the Purchase Plan may not vote on any matters affecting the Purchase Plan. No member of the Board who is eligible to participate in the Purchase Plan may be a member of a committee established to administer the Purchase Plan.

  Eligibility. Any individual who is customarily employed by the Company (or any of its majority-owned subsidiaries) for at least 20 hours per week and more than five months in a calendar year is eligible to participate in the Purchase Plan, provided that the individual is employed on the first day of an offering period and subject to certain limitations imposed by Section 423(b) of the Code.

  Offering Periods. The Purchase Plan is implemented by overlapping 24-month offering periods ("Offering Periods"), each divided into four six-month exercise periods. Shares are issued on the last day of each six-month exercise period (the "Exercise Date"). A new Offering Period commences every six months, generally at May 1 and November 1 of each year, provided that the initial Offering Period shall commence on June 10, 1998. Employees may commence their participation in the Purchase Plan only at the beginning of an Offering Period and may participate in only one Offering Period at one time. The Purchase Plan provides that the Board or the Compensation Committee may set the duration of the Offering Periods at any period of time in its discretion, without stockholder approval.

  Participation in the Plan. Eligible employees become participants in the Purchase Plan by delivering to the Company a subscription agreement authorizing payroll deductions for the purchase of shares under the Plan not less than 15 days prior to the beginning of an Offering Period, unless a later time for filing the subscription agreement has been set by the Board for all eligible employees with respect to a given Offering Period. A person who becomes employed after the commencement of an Offering Period may not participate in the Plan until the commencement of the next Offering Period. Unless the participant's participation is discontinued, the purchase of shares occurs automatically on the next Exercise Date in the Offering Period.

  Purchase Price. The purchase price per share at which shares are sold under the Purchase Plan is 85% of the lower of the fair market value of the Common Stock (a) on the date of commencement of the Offering Period or (b) on the applicable Exercise Date within such Offering Period. The applicable "Exercise Date" is the last day of the particular six-month exercise period within the Offering Period. The fair market value of the Common Stock on a given date is the closing sales price on the Nasdaq National Market as of such date.

  Payment of Purchase Price; Payroll Deductions. The purchase price of the shares is accumulated by payroll deductions during the Offering Period. The deductions may not exceed 10% of a participant's eligible compensation. The Board currently has defined eligible compensation to mean base pay, plus all other amounts attributable to overtime, shift premium, incentive compensation, regular bonuses and commissions, exclusive of "spot bonuses" and any other such similar items. A participant may discontinue his or her participation in the Purchase Plan or may increase or decrease the rate of payroll deductions at any time during the Offering Period. Payroll deductions generally commence on the first payday following the commencement of the Offering Period, and continue at the same rate until the end of the Offering Period unless sooner terminated as provided in the Purchase Plan; PROVIDED, HOWEVER, that for the initial Offering Period commencing on June 10, 1998, payroll deductions will not commence until the first payday following the date that the registration statement of which this Prospectus forms a part becomes effective or is declared effective by the Securities and Exchange Commission under the Securities Act of 1933. Initial payroll deductions in the period from June 10, 1998 to the effective date of the registration statement will, upon authorization by the participant, be contributed in two substantially equal payments during the first two payroll periods immediately following the effective date of the registration statement, and, thereafter, payroll deduction will be made at the rate authorized by the participant in his or her subscription agreement. All payroll deductions are credited to the participant's account under the Purchase Plan and are deposited with the general funds of the Company. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose.

  The maximum number of shares issuable to a participant in an Offering Period is the lesser of (i) the number of shares purchasable by dividing $50,000 by the fair market value of the Company's Common Stock on the first day of the Offering Period, or (ii) to the extent such limit is imposed by law, the number of shares purchasable without allowing a participant to accrue the right to purchase shares under the Purchase Plan at a rate exceeding $25,000 of fair market value of such shares (determined at the first day of the Offering Period) for each calendar year in which the option is outstanding at any time. See discussion below under "Withdrawal."

  Notwithstanding the foregoing, no participant will be permitted to subscribe for shares under the Purchase Plan if, immediately after the grant of the option, the participant would own 5% or more of the combined voting power or value of all classes of stock of the Company or of any of its subsidiaries (including stock which may be purchased under the Purchase Plan or pursuant to any other options). Furthermore, if the total number of shares issuable on an Exercise Date exceeds the number of shares then available under the Purchase Plan, a pro rata allocation of the available shares will be made in as uniform a manner as is practicable.

  Withdrawal. A participant's interest in a given offering may be terminated in whole, but not in part, at any time during an Offering Period by signing and delivering to the Company a notice of withdrawal from the Purchase Plan. Any withdrawal by the participant of accumulated payroll deductions for a given Offering Period automatically terminates the participant's participation in that Offering Period. The failure to remain in the continuous employ of the Company for at least 20 hours per week during an Offering Period will be deemed to be a withdrawal from that Offering Period. A participant's withdrawal from an Offering Period does not have any effect upon such participant's eligibility to participate in subsequent Offering Periods under the Purchase Plan.

  Automatic Transfer to Lower Price Offering Period. If the fair market value of the Company's Common Stock on the first day of any exercise period is less than on the first day of that Offering Period, all employees participating in the Purchase Plan on the first day of such exercise period will be deemed to have withdrawn from the Offering Period on the first day of such exercise period and to have enrolled in the new Offering Period commencing on that date. A participant may elect to remain in the previous Offering Period by delivery of a written notice to the Company declaring such election prior to the time of the automatic change to the new Offering Period.

  Adjustment on Changes in Capitalization. In the event any change is made in the Company's capitalization, such as a stock split or stock dividend, which results in an increase or decrease in the number of outstanding shares of Common Stock without receipt of consideration by the Company, appropriate adjustments will be made by the Board in the shares subject to purchase under the Purchase Plan and in the purchase price per share. In the event of the proposed dissolution or liquidation of the Company, the offering periods will terminate immediately prior to such dissolution or liquidation, unless the Board provides otherwise. The Board may also, in the exercise of its sole discretion, adjust the number of shares of Common Stock available for issuance under the Purchase Plan as well as the purchase price per share for outstanding options in the event the Company effects a reorganization, recapitalization, rights offering or other increase or reduction of shares of outstanding Common Stock, and in the event of the Company being consolidated with or merged into any other corporation.

  Acceleration of Options. In the event of a proposed sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation, each option under the Purchase Plan will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of such successor corporation unless the Board determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, that the participant will have the right to exercise the option as to all of the optioned stock, including shares as to which the option would not otherwise be exercisable.

  Non-assignability. No rights or accumulated payroll deductions of a participant under the Purchase Plan may be pledged, assigned or transferred for any reason, and any such attempt may be treated by the Company as an election to withdraw from the Purchase Plan.

  Amendment and Termination of the Plan. The Purchase Plan may be amended by the Board of Directors without prior approval of the stockholders of the Company unless such approval is required by applicable law or regulation, including the rules of the Nasdaq National Market (such as an amendment that would increase the number of shares reserved under the Purchase Plan).

  Certain Federal Income Tax Considerations. The Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant at the time of purchase of shares. Upon disposition of the shares, the participant will be subject to tax and the amount of the tax will depend on the holding period. If the shares are disposed of by the participant at least two years after the beginning of the Offering Period and at least one year from the date the shares are purchased, the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price, or (b) 15% of the fair market value of the shares on the first day of the Offering Period will be treated as ordinary income and any further gain will be taxed at long-term capital gain rates. If the shares are sold after such time and the sales price is less than the purchase price, the participant recognizes no ordinary income but instead a capital loss.

  If the shares are sold or otherwise disposed of before the expiration of such two-year and one-year periods, the excess of the fair market value of the shares on the exercise date over the purchase price will be treated as ordinary income. Any additional gain or loss on such sale or disposition shall be long-term, mid-term or short-term capital gain or loss, depending on the holding period. The Company is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by participants upon disposition of shares within two years from the date of grant or within one year of the date of purchase.

  The foregoing is only a summary of the effect of federal income taxation upon the participant and the Company with respect to the shares purchased under the Purchase Plan. Reference should be made to the applicable provisions of the Code. In addition, the summary does not discuss the tax consequences of a participant's death or the income tax laws of any state or foreign country in which the participant may reside.

  New Plan Benefits. It is not presently possible to determine the benefits or amounts that will be received under the Purchase Plan by any particular employees or groups in the future.

COMPENSATION OF THE NAMED EXECUTIVE OFFICERS IN FISCAL 1997

  The following table sets forth certain compensation information for the Chief Executive Officer and the other executive officers of the Company who, based on employment with Silicon Graphics, were the most highly compensated for the fiscal year ended June 30, 1997 (collectively, the "Named Executive Officers"). All of the information set forth in this table reflects compensation earned by such individuals for services rendered to Silicon Graphics and its subsidiaries.

                           SUMMARY COMPENSATION TABLE

                                                    LONG-TERM COMPENSATION
                           ANNUAL COMPENSATION(1)           AWARDS
                          ------------------------- -----------------------
                                                                 SECURITIES
                                                     RESTRICTED  UNDERLYING    ALL OTHER
   NAME AND POSITION       SALARY   BONUS  OTHER(2) STOCK AWARDS OPTIONS(3) COMPENSATION(4)
   -----------------      -------- ------- -------- ------------ ---------- ---------------
John E. Bourgoin........  $280,000 $89,086  $9,382       --       125,000       $1,200
 Chief Executive Officer
 and President
Lavi Lev................   215,192 106,550  83,024       --        64,000        2,400
 Senior Vice President--
 Engineering
Derek Meyer.............   182,215   2,250     296       --        12,000        1,772
 Vice President--Sales
 and Marketing

--------
(1) Silicon Graphics has no pension, retirement, annuity or similar benefit plan.

(2) Other annual compensation for Mr. Bourgoin and Mr. Meyer includes various executive perquisites none of which exceed 25% of the amount reported as other annual compensation. Other annual compensation for Mr. Lev includes
     (i) $50,000 of imputed income related to a below market interest rate loan from Silicon Graphics, (ii) $26,320 in relocation expenses and housing allowances and (iii) various executive perquisites none of which exceed 25% of the amount reported as other annual compensation.

(3) In fiscal 1997, Silicon Graphics effected an option exchange program to allow employees to exchange their out-of-the-money stock options for a smaller number of new options at a more favorable exercise price. The numbers in this column include 44,000 options issued to Mr. Lev in the exchange program for 55,000 options that were granted in fiscal 1997 and 12,000 options issued to Mr. Meyer in the exchange program for 15,000 options that were granted prior to fiscal 1997.
(4) All other compensation includes Silicon Graphics' contribution to savings plans.

  The following table sets forth information regarding stock options granted to the Named Executive Officers in respect of shares of Silicon Graphics common stock under Silicon Graphics' stock plans.

                          OPTION GRANTS IN FISCAL 1997

                                       INDIVIDUAL GRANTS(1)
                         -------------------------------------------------
                                                                           POTENTIAL REALIZABLE
                                                                             VALUE AT ASSUMED
                         NUMBER OF    % OF TOTAL                           ANNUAL RATES OF STOCK
                         SECURITIES    OPTIONS                              PRICE APPRECIATION
                         UNDERLYING   GRANTED TO     EXERCISE               FOR OPTION TERM(2)
                          OPTIONS     EMPLOYEES       PRICE     EXPIRATION ---------------------
          NAME            GRANTED   IN FISCAL YEAR PER SHARE(3)    DATE        5%        10%
          ----           ---------- -------------- ------------ ---------- ---------- ----------
John E. Bourgoin........  125,000          *         $21.875     09/16/06  $1,719,634 $4,357,890
Lavi Lev................   20,000          *          11.690     07/31/06     527,708    978,775
                           32,000          *          18.875     07/31/06     341,685    846,094
                           12,000          *          18.875     01/28/07     136,817    343,603
Derek Meyer.............   12,000          *          18.875     05/03/06     123,938    304,793

--------
 * Less than 1%.

(1) The options in this table, other than 20,000 shares granted to Mr. Lev in July 1996, were granted under Silicon Graphics' 1993 Long-Term Incentive Stock Plan and have exercise prices equal to the fair market value on the date of grant. The option to purchase 20,000 shares at an exercise price of $11.69 per share granted to Mr. Lev in July 1996 was granted under Silicon Graphics 1985 Stock Incentive Program and has an exercise price of 50% of the fair market value on the date of grant. The options become exercisable at a rate of 2% per month over a period of fifty months and expire ten years from the date of grant.
(2) Potential realizable value assumes that the price of Silicon Graphics' common stock increases from the date of grant until the end of the option term (10 years) at the annual rate specified (5% and 10%). The 5% and 10% assumed annual rates of appreciation are mandated by rules of the Securities and Exchange Commission and do not represent an estimate or projection of the future price of Silicon Graphics' common stock. The Company does not believe that this method accurately illustrates the potential value of a stock option.
(3) In fiscal 1997, Silicon Graphics effected an option exchange program to allow employees to exchange their out-of-the-money stock options for a smaller number of new options at a more favorable exercise price. Option grants to Messrs. Lev and Meyer that are priced at $18.875 per share are new options that were issued in the exchange program for options previously granted which totaled (i) 55,000 options for Mr. Lev with an exercise price of between $23.375 and $27.375 per share and (ii) 15,000 options for Mr. Meyer with an exercise price of $28.375.

  The following table sets forth information regarding options to purchase Silicon Graphics common stock that were exercised by the Named Executive Officers during fiscal 1997, and the number and value of unexercised, in-the-money options at June 30, 1997.

                           STOCK OPTION EXERCISES AND

                   JUNE 30, 1997 FISCAL YEAR-END VALUES

                          SHARES
                         ACQUIRED                                      VALUE OF UNEXERCISED
                            ON     VALUE     NUMBER OF UNEXERCISED    IN-THE-MONEY OPTIONS AT
          NAME           EXERCISE REALIZED OPTIONS AT JUNE 30, 1997      JUNE 30, 1997 (1)
          ----           -------- -------- ------------------------- -------------------------
                                           EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                                           ----------- ------------- ----------- -------------
John E. Bourgoin........   --       --          --        125,000          --           --
Lavi Lev................   --       --        4,400        59,600      $14,564      $51,636
Derek Meyer.............   --       --          --         12,000          --           --

--------
(1) The amounts in this column reflect the difference between the closing market price of Silicon Graphics' common stock on June 30, 1997, which was $15.00, and the option exercise price. The actual value of unexercised options fluctuates with the market price of Silicon Graphics' common stock.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

  No present or future officer or director currently owns any shares of Common Stock, all of which are currently owned by Silicon Graphics. The following table sets forth the number of shares of Silicon Graphics common stock beneficially owned on March 31, 1998 by each of the

Company's directors, the Named Executive Officers and all directors and executive officers of the Company as a group.

                                                                     NUMBER OF
                                                                       SHARES
                                                                    BENEFICIALLY
   NAME                                                                OWNED
   ----                                                             ------------
   John E. Bourgoin................................................     54,563
   Lavi Lev........................................................     25,365
   Derek Meyer.....................................................      9,617
   Dr. Forest Baskett..............................................    548,182
   Kenneth L. Coleman..............................................    384,650
   William M. Kelly................................................    169,419
   Teruyasu Sekimoto...............................................    227,085
   Directors and Executive Officers as a Group (9 persons).........  1,418,881

--------
(1) No individual Named Executive Officer or director beneficially owns 1% or more of Silicon Graphics' common stock, nor do the Named Executive Officers and directors as a group.

(2) The persons named have sole voting and investment power over the shares shown as being beneficially owned by them, subject to community property laws, where applicable. The table includes the following shares issuable upon the exercise of options or other convertible securities that were exercisable on March 31, 1998 or within 60 days thereafter; Mr. Bourgoin, 50,000 shares; Mr. Lev, 21,734 shares; Mr. Meyer, 4,548 shares; Dr. Baskett, 502,274 shares; Mr. Coleman, 360,090 shares; Mr. Kelly, 159,390 shares; and Mr. Sekimoto, 222,290 shares.

RELATED TRANSACTIONS

  Silicon Graphics has outstanding three loans to Mr. Lev. The first loan is a forgivable, non-interest bearing note with a principal amount outstanding at March 31, 1998 of approximately $282,000. The principal of this loan is forgiven (reduced) ratably on a periodic basis through December 2000, subject to Mr. Lev's continued employment. The second loan is a forgivable, non-interest bearing (except in certain limited circumstances) note with a principal amount outstanding at March 31, 1998 of $250,000. The principal of this loan is forgivable on March 1, 2002, subject to Mr. Lev's continued employment at all times prior to such date. The third loan bears interest at an annual rate of 7.19% and had a principal amount outstanding at March 31, 1998 of $250,000. The largest aggregate amount of these loans outstanding during the period since July 1, 1996 was approximately $900,000. In connection with the Separation and the Offering, it is anticipated that these loans will be assigned to the Company by Silicon Graphics.

             ARRANGEMENTS BETWEEN THE COMPANY AND SILICON GRAPHICS

RELATIONSHIP WITH SILICON GRAPHICS

  Immediately prior to the Offering, Silicon Graphics will be the sole stockholder of the Company. Upon completion of the Offering, Silicon Graphics will beneficially own 85.2% of the outstanding shares of Common Stock (83.0% if the Underwriters' over-allotment option is exercised in full). For as long as Silicon Graphics continues to beneficially own more than 50% of the outstanding shares of Common Stock, Silicon Graphics will be able to direct the election of all of the members of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company, the incurrence of indebtedness by the Company, the issuance of any additional Common Stock or other equity securities, and the payment of dividends with respect to the Common Stock. Similarly, Silicon Graphics will have the power to determine matters submitted to a vote of the Company's stockholder's without the consent of the Company's other stockholders, will have the power to prevent a change in control of the Company and could take other actions that might be favorable to Silicon Graphics.

  Silicon Graphics has advised the Company that its current intent is to continue to hold all of the Common Stock beneficially owned by it following the Offering. However, Silicon Graphics is not subject to any contractual obligation to retain its controlling interest, except that Silicon Graphics has agreed not to sell or otherwise dispose of any shares of Common Stock of the Company for a period of 365 days after the date of this Prospectus without the prior written consent of Deutsche Bank Securities Inc. See "Underwriting." As a result, there can be no assurance concerning the period of time during which Silicon Graphics will maintain its beneficial ownership of Common Stock owned by it following the Offering. Any disposition by Silicon Graphics of any of the shares of Common Stock it owns following the Offering may be effected in one or more transactions, including a public offering, a distribution by Silicon Graphics of such Common Stock to its stockholders, an offer by Silicon Graphics to exchange such Common Stock for outstanding Silicon Graphics common stock, or other transaction. Beneficial ownership of at least 80% of the total voting power of the Company and 80% of each class of nonvoting capital stock of the Company is required in order for Silicon Graphics to be able to effect a tax free spin off of the shares of Common Stock or certain other tax free transactions.

  For a description of certain provisions of the Company's Restated Certificate of Incorporation concerning the allocation of business opportunities that may be suitable for both the Company and Silicon Graphics, see "Description of Capital Stock--Corporate Opportunities."

  For the purposes of governing certain of the relationships between the Company and Silicon Graphics following the Separation and the Offering, the Company and Silicon Graphics have entered into, or will enter into, the Separation Agreement and the Ancillary Agreements. The Ancillary Agreements include the Corporate Agreement, the Technology Agreement, the Trademark Agreement, the Tax Sharing Agreement and the Management Services Agreement. Because these agreements will be entered into at a time when the Company is still a wholly owned subsidiary of Silicon Graphics, they are not the result of arm's-length negotiations between the parties. Certain of the Ancillary Agreements summarized below have been filed as exhibits to the Registration Statement of which this Prospectus forms a part and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements. See "Additional Information."

SEPARATION AGREEMENT

  To effect the Separation, Silicon Graphics has transferred or agreed to transfer, or to cause its subsidiaries to transfer, the Company Assets to the Company. The Company has assumed or agreed to assume and has agreed to faithfully perform and fulfill all the Company Liabilities in accordance with their respective terms. Except as expressly set forth in the Separation Agreement or in any Ancillary Agreement, neither Silicon Graphics nor the Company is making any representation or warranty as to the business, assets or liabilities transferred or assumed as part of the Separation, as to any consents or approvals required in connection therewith, as to the value or freedom from any security interests of any of the assets transferred or as to the absence of any defenses or freedom from counterclaim with respect to any claim of any party, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset transferred. Except as otherwise expressly set forth in the Separation Agreement or in an Ancillary Agreement, all assets are being transferred on an "as is," "where is" basis, and the Company has agreed to bear the economic and legal risks that the conveyance is insufficient to vest in the transferee good and marketable title, free and clear of any security interest.

  RELEASES AND INDEMNIFICATION. The Separation Agreement provides for a full and complete release and discharge as of the Closing Date of all Liabilities existing or arising from all acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or prior to the Closing Date, between the Company or any of its subsidiaries on the one hand and Silicon Graphics or any member of the Silicon Graphics Group on the other hand (including any contractual arrangements or arrangements existing or alleged to exist between the Company and Silicon Graphics on or before the Closing Date), except as expressly set forth in the Separation Agreement.

  Except as provided in the Separation Agreement, the Company has agreed to indemnify, defend and hold harmless Silicon Graphics, each member of the Silicon Graphics Group, and each of their directors, officers and employees, from and against any and all Liabilities relating to, arising out of or resulting from (i) the failure of the Company or any other person to pay, perform or otherwise promptly discharge any Company Liabilities or any Company Contract in accordance with its terms; (ii) the Company Business, any Company Liability or any Company Contract; (iii) any breach by the Company of the Separation Agreement or any of the Ancillary Agreements; and (iv) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in this Prospectus or the Registration Statement of which it forms a part.

  Silicon Graphics has agreed to indemnify, defend and hold harmless the Company, each of its subsidiaries, and each of their directors, officers and employees, from and against any and all Liabilities relating to, arising out of or resulting from (i) the failure of Silicon Graphics or any other person to pay, perform or otherwise promptly discharge any liabilities of Silicon Graphics other than the Company Liabilities; (ii) any Liability other than the Company Liabilities; and (iii) any breach by Silicon Graphics of the Separation Agreement or any of the Ancillary Agreements.

  DISPUTE RESOLUTION. The Separation Agreement contains provisions that govern, except as otherwise provided in the Ancillary Agreements, the resolution of disputes, controversies or claims that may arise between them. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management (or other mutually agreed) representatives of the parties. If the matter is not resolved within a period of 90 days, then upon written notice by either party to the other, any unresolved matter shall be submitted to confidential mediation conducted by a mediator mutually acceptable to the parties. Either party may apply to any court having jurisdiction and seek injunctive relief so as to maintain the status quo until such time as the mediation is concluded or the controversy is otherwise resolved. In the event that any dispute, controversy or claim is, or is reasonably likely to be, in excess of $30 million, subject to certain conditions, any party may submit such dispute, controversy or claim to a court of competent jurisdiction and the mediation provisions contained in the Separation Agreement will not apply.

  PROCEEDS; EXPENSES OF THE OFFERING. The Separation Agreement provides that the Offering will include a primary offering of Common Stock by the Company and a secondary offering of Common Stock by Silicon Graphics and that each of the Company and Silicon Graphics will retain the net proceeds from the sale of the Common Stock offered by it in the Offering. Underwriting discounts and commissions attributable to the shares of Common Stock sold by Silicon Graphics and the Company in the Offering will be paid by Silicon Graphics and the Company, respectively. In addition, the Company and Silicon Graphics have agreed to pay third-party costs, fees and expenses relating to the Offering, including all of the costs of producing, printing and distributing this Prospectus, and all of the reimbursable expenses of the Underwriters pursuant to the Underwriting Agreement, in the same proportion that the number of shares offered by each bears to the total number of shares offered in the Offering (in each case excluding the over-allotment option).

  TERMINATION; FURTHER ASSURANCES. The Separation Agreement may be terminated at any time prior to the Closing Date by Silicon Graphics and, if so terminated, neither the Company nor Silicon Graphics (or any of their respective directors or officers) will have any liability or further obligation to any party. In addition to the actions specifically provided elsewhere in the Separation Agreement, each of the Company and Silicon Graphics has agreed to use its reasonable best efforts, prior to, on and after the Closing Date, to take all actions, and to do all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements, to consummate and make effective the transactions contemplated by the Separation Agreement and the Ancillary Agreements.

  Set forth below are certain defined terms contained in the Separation
Agreement.

  COMPANY ASSETS means (i) any and all assets, rights and claims of any kind and nature held immediately prior to the Closing Date by Silicon Graphics and its subsidiaries (including the Company) and used primarily in the Company Business, (ii) all of the Company Contracts (as defined in the Separation Agreement) and (iii) any assets reflected in the Company Balance Sheet as "Assets" of the Company, subject to any dispositions of such assets subsequent to the date of the Company Balance Sheet.

  Notwithstanding the foregoing, the Company Assets shall not in any event include any and all assets that are expressly contemplated by the Separation Agreement or any Ancillary Agreement as Assets to be retained by Silicon Graphics or any member of the Silicon Graphics Group.

 COMPANY LIABILITIES means:

    (i) any and all Liabilities that are expressly contemplated by the Separation Agreement or any Ancillary Agreement as Liabilities to be assumed by the Company, and all agreements, obligations and Liabilities of the Company under the Separation Agreement or any of the Ancillary Agreements;

    (ii) all Liabilities (other than Taxes based on, or measured by reference to, net income), including any employee-related Liabilities, primarily relating to, arising out of or resulting from:

      (A) the operation of the Company Business, as conducted at any time prior to, on or after the Closing Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person's authority));

      (B) the operation of any business conducted by the Company or any of its subsidiaries at any time after the Closing Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person's authority)); and

      (C) any Company Assets; and

    (iii) all Liabilities reflected as "Liabilities" or obligations of the Company in the Company Balance Sheet, subject to any discharge of such Liabilities subsequent to the date of the Company Balance Sheet.

  Notwithstanding the foregoing, the Company Liabilities shall not in any event include any and all Liabilities that are expressly contemplated by the Separation Agreement or any Ancillary Agreement as Liabilities to be retained or assumed by Silicon Graphics or any member of the Silicon Graphics Group, and all agreements and obligations of any member of the Silicon Graphics Group under the Separation Agreement or any of the Ancillary Agreements.

  COMPANY BUSINESS means the business and operations of the various divisions and subsidiaries of Silicon Graphics engaged in the development and licensing of microprocessor and related designs for the embedded market based on RISC architecture, consisting principally of Silicon Graphics' MIPS Group.

  SILICON GRAPHICS GROUP means Silicon Graphics and each Person (other than the Company and its subsidiaries) that is an Affiliate of Silicon Graphics immediately after the Closing Date.

CORPORATE AGREEMENT

  PRE-EMPTIVE RIGHT OF SILICON GRAPHICS TO PURCHASE SHARES OF CAPITAL
STOCK. Pursuant to the Corporate Agreement, the Company will grant to Silicon Graphics a continuing option, assignable to any of its subsidiaries, to purchase, under certain circumstances, additional shares of Common Stock or shares of non-voting capital stock of the Company (the "Stock Option"). The Stock Option may be exercised by Silicon Graphics simultaneously with the issuance of any equity security of the Company (other than in the Offering or upon the exercise of the Underwriters' over-allotment option), with respect to the Common Stock, only to the extent necessary for Silicon Graphics to maintain
(a) control of the Company (within the meaning of Section 368(a)(2)(H) and (c) of the Internal Revenue Code of 1986, as amended (the "Code")), provided such control has theretofore been maintained; (b) the status of the Company as a member of the affiliated group of corporations (within the meaning of Section 1504 of the Code) of which Silicon Graphics is the common parent, provided such status has theretofore been maintained or (c) its then-existing percentage of the total voting power and value of the Company, whichever percentage is highest, and, with respect to shares of non-voting capital stock, to the extent necessary to own 80% of each outstanding class of such stock. The purchase price of the shares of Common Stock purchased upon any exercise of the Stock Option will be based on the market price of the Common Stock at the time of such exercise, and the purchase price of non-voting capital stock will be the price at which such stock may be purchased by third parties. The Stock Option expires in the event that Silicon Graphics reduces its beneficial ownership of Common Stock to less than 50% of the outstanding shares of Common Stock.

  REGISTRATION RIGHTS. The Corporate Agreement will further provide that, upon request of Silicon Graphics, the Company will use its best efforts to effect the registration under the applicable federal and state securities laws of any of the shares of Common Stock and non-voting capital stock (and any other securities issued in respect of or in exchange for either of such securities) beneficially owned by Silicon Graphics for sale in accordance with Silicon Graphics' intended method of disposition thereof, and will take such other actions as may be necessary to permit the sale thereof in other jurisdictions, subject to certain specified limitations. Silicon Graphics will also have the right which, subject to certain limitations, it may exercise at any time and from time to time, to include the shares of Common Stock and non-voting capital stock (and any other securities issued in respect of or in exchange for either of such securities) beneficially owned by it in certain other registrations of common equity securities of the Company initiated by the Company on its own behalf or on behalf of its other stockholders. The Company will agree to pay all out-of-pocket costs and expenses in connection with each such registration that Silicon Graphics requests or in which Silicon Graphics participates, except for underwriting discounts and commissions attributable to the shares of Common Stock sold by Silicon Graphics.

  Until such time as Silicon Graphics ceases to beneficially own in excess of 50% of the outstanding Common Stock, Silicon Graphics may request or participate in an unlimited number of such registrations. After such time, Silicon Graphics will be limited to a total of four demand and an unlimited number of "piggyback" registrations. Subject to certain limitations specified in the Corporate Agreement, such registration rights will be assignable by Silicon Graphics and its assigns. The Corporate Agreement will contain indemnification and contribution provisions by the Company for the benefit of Silicon Graphics in connection with such registrations.

  COVENANT AGAINST CERTAIN ACTIONS. The Corporate Agreement will also provide that for so long as Silicon Graphics maintains beneficial ownership of a majority of the number of outstanding shares of Common Stock, the Company may not take any action or enter into any commitment or agreement which may reasonably be anticipated to result, with or without notice and with or without lapse of time, or otherwise, in a contravention (or an event of default) by Silicon Graphics of: (i) any provision of applicable law or regulation, including but not limited to provisions pertaining to the Internal Revenue Code or the Employee Retirement Income Security Act of 1974, as amended; (ii) any provision of Silicon Graphics' certificate of incorporation or by-laws; (iii) any credit agreement or other material instrument binding upon Silicon Graphics or any of its assets or (iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over Silicon Graphics or any of its assets.

TECHNOLOGY AGREEMENT

  The Company and Silicon Graphics intend to enter into a Technology Agreement, effective as of the Closing Date, pursuant to which Silicon Graphics will assign and license certain intellectual property rights to the Company, and the Company will license back certain rights to Silicon Graphics. Under the Technology Agreement, Silicon Graphics expects to assign to the Company all right, title and interest in and to approximately 47 United States patents with expiration dates ranging from 2006 through 2015, approximately 24 pending United States patent applications, and all foreign counterpart rights to the foregoing. In addition to these patent rights, Silicon Graphics will assign to the Company related intellectual property rights, including certain copyrights, certain mask work rights, and certain trade secrets. The assignment will provide the Company with Silicon Graphics' intellectual property related to the MIPS RISC microprocessor architecture for use in embedded applications. As part of the Technology Agreement, Silicon Graphics will also license other intellectual property rights to the Company for use in its business. Certain of these rights will be licensed on a worldwide, royalty-free and exclusive basis solely for the Company's use in the development and licensing of microprocessor and related designs for embedded applications. From time to time, the Company and Silicon Graphics may also enter into additional royalty-bearing licenses with respect to other Silicon Graphics intellectual property. The license back to Silicon Graphics will concern only the intellectual property assigned by Silicon Graphics to the Company, for which the Company will grant to Silicon Graphics a worldwide, royalty-free, non-exclusive license. This license back to Silicon Graphics will be for Silicon Graphics' use in connection with the design and sale of Silicon Graphics systems and products. Under the Separation Agreement, the Company generally will indemnify Silicon Graphics for third-party claims relating to the Company's intellectual property. The Technology Agreement will specifically exclude trademarks and trademark-related intellectual property, which will be covered by the Trademark Agreement.

TRADEMARK AGREEMENT

  The Company and Silicon Graphics intend to enter into a Trademark Agreement, effective as of the Closing Date, pursuant to which Silicon Graphics will assign certain trademark and trademark-related rights to the Company, and the Company will license back certain rights to Silicon Graphics. Silicon Graphics will assign to the Company all trademarks, service marks, trade dress, logos and related goodwill concerning the MIPS marks for processors and other semiconductor devices. This assignment will include all domestic and foreign registrations as well as common law rights throughout the world. The Company will grant back to Silicon Graphics a worldwide, royalty-free, and non-exclusive license to use the MIPS marks in connection with Silicon Graphics' products that use processors embodying the MIPS architecture. The Trademark Agreement will require Silicon Graphics' compliance with reasonable quality standards. Neither Silicon Graphics nor the Company will undertake any indemnification obligations or warranties as to the trademarks and trademark-related rights as part of the Trademark Agreement.

TAX SHARING AGREEMENT

  The Company is, and after the Offering will continue to be, included in Silicon Graphics' consolidated federal income tax group, and the Company's federal income tax liability will be included in the consolidated federal income tax liability of Silicon Graphics. The Company and Silicon Graphics intend to enter into a Tax Sharing Agreement pursuant to which the Company and Silicon Graphics will make payments between them such that, with respect to any period, the amount of taxes to be paid or received by the Company, subject to certain adjustments, will be determined as though the Company were to file separate federal, state and local income tax returns (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of Silicon Graphics arising from an audit or otherwise) as the common parent of an affiliate group of corporations filing combined, consolidated or unitary (as applicable) federal, state and local returns rather than a consolidated subsidiary of Silicon Graphics with respect to federal, state and local income taxes. Under the terms of the Tax Sharing Agreement, the Company, in computing its stand alone tax liability or tax refund, will not be able to utilize certain tax items, such as net operating losses, foreign tax credits and other tax credits (collectively, "Tax Attributes"), that were in existence prior to the Closing Date. In addition, with respect to Tax Attributes of the Company that come into existence after the Closing Date, under the terms of the Tax Sharing Agreement, Silicon Graphics will not be required to make any payment to the Company (even if such Tax Attributes of the Company are utilized by the Silicon Graphics consolidated federal income tax group), unless the Company would be entitled to a tax refund on a stand alone basis (based on the assumption that it was a new corporation as of the Closing Date) for any taxable period that ends (i) after the Closing Date and (ii) before the Company leaves the Silicon Graphics consolidated federal income tax group. Furthermore, the Company will be required to compensate Silicon Graphics to the extent that the Company receives any benefit from the use of pre-Offering Tax Attributes after the Company is no longer a part of the Silicon Graphics consolidated federal income tax group. Pursuant to the Tax Sharing Agreement, Silicon Graphics' obligation to make any payment to the Company relating to the Company's Tax Attributes will terminate at such time as the Company ceases to be a member of Silicon Graphics consolidated federal income tax group. The amount of the Company's Tax Attributes utilized by the Silicon Graphics consolidated federal income tax group for which the Company does not receive any payment from Silicon Graphics could be substantial.

  Silicon Graphics will continue to have all the rights of a parent of a consolidated group (and similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group), will be the sole and exclusive agent for the Company in any and all matters relating to the income, franchise and similar liabilities of the Company, will have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state and local income tax returns (or amended returns), and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the Company. In addition, Silicon Graphics has agreed to undertake to provide the aforementioned services with respect to the Company's separate state and local returns and the Company's foreign returns.

  In general, the Company will be included in Silicon Graphics' consolidated group for federal income tax purposes for so long as Silicon Graphics beneficially owns at least 80% of the total voting power and value of the outstanding Common Stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between the Company and Silicon Graphics, during the period in which the Company is included in Silicon Graphics' consolidated group, the Company could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Silicon Graphics' consolidated group. See "Risk Factors--Control by and Relationship with Silicon Graphics."

MANAGEMENT SERVICES AGREEMENT

  The Company and Silicon Graphics will enter into the Management Services Agreement, effective as of the Closing Date, pursuant to which Silicon Graphics will provide certain administrative and corporate support services to the Company on an interim or transitional basis, including accounting, purchasing and facilities services. Specified charges for such services are generally intended to allow Silicon Graphics to recover the fully allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. The Management Services Agreement provides that Silicon Graphics will provide the services thereunder to the Company through the same or similarly qualified personnel and the same or similar facilities as it has in the past, but the selection of personnel to perform the various services shall be within the sole control of Silicon Graphics. In addition, Silicon Graphics is not required to increase the volume or quality of the services provided beyond the level at which they were performed for the Company in the past. The Management Services Agreement is for an initial three-year term, and may be renewed annually at the option of the Company. The Company will have the right to terminate any particular service provided under the Management Services Agreement upon at least 30 days prior written notice to Silicon Graphics and, after the expiration of the initial three-year term, Silicon Graphics will have the right to terminate any service upon 60 days prior written notice to the Company. The Management

Services Agreement will automatically terminate at such time as Silicon Graphics' beneficial ownership interest in the outstanding Common Stock ceases to exceed 50%.

FACILITIES LEASE ARRANGEMENTS

  Following the Separation, the Company intends to sublease from Silicon Graphics approximately 27,500 square feet (with an option to increase to 55,000 square feet) in one building in Mountain View, California. Payments by the Company to Silicon Graphics under this sublease are initially expected to be approximately $51,000 per month, increasing to approximately $67,000 per month by August 2001. The amounts payable by the Company under this sublease will be equal to the amounts payable by Silicon Graphics under its sublease for the property with a third party. This sublease will expire on May 31, 2002, subject to earlier termination in certain circumstances.

                       PRINCIPAL AND SELLING STOCKHOLDER

  Prior to the Offering, all of the outstanding shares of Common Stock will be owned by Silicon Graphics. Upon completion of the Offering, Silicon Graphics will own approximately 85.2% of the Common Stock then outstanding (83.0% if the Underwriters' over-allotment option is exercised in full). Prior to the Separation, Silicon Graphics conducted the Company's business through its MIPS Group (a division of Silicon Graphics), and the Company's research and development efforts focused primarily on high-performance microprocessors and related designs intended to serve the needs of Silicon Graphics. During that time, a portion of the Company's revenue was related to sales to Silicon Graphics by the Company's semiconductor partners of products incorporating the Company's technology. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, as a division of Silicon Graphics, the Company has historically utilized Silicon Graphics' cash management and certain other services. See Note 11 of Notes to Financial Statements. For a description of certain agreements that will be entered into between the Company and Silicon Graphics in connection with the Separation and the Offering, see "Arrangements Between the Company and Silicon Graphics."

  Silicon Graphics is a leader in high-performance computing, providing a broad range of workstations and graphics servers that deliver advanced 3-D graphics and computing capabilities for engineering and creative professionals. Silicon Graphics and Cray Research-branded servers are the market leaders in technical computing applications, and its highly scalable servers have a growing presence in the enterprise market, with a particular emphasis on Internet, large corporate data and telecommunications applications. Silicon Graphics also markets applications software targeted at engineering and creative professionals in the digital content creation and manufacturing sectors. Through the Company, Silicon Graphics designs and develops RISC-based high performance 32- and 64-bit microprocessor intellectual property for embedded systems applications. The principal executive offices of Silicon Graphics are located at 2011 North Shoreline Blvd., Mountain View, California 94043.

  Other than as described above, the Company is not aware of any person or group that will beneficially own more than 5% of the outstanding shares of Common Stock following the Offering.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company will consist of 150,000,000 shares of Common Stock, par value $0.001 per share, and 50,000,000 shares of Preferred Stock, par value $0.001 per share, issuable in series. After giving effect to the sale of Common Stock in the Offering, there will be 37,250,000 shares of Common Stock outstanding. All of the shares of Common Stock that will be outstanding immediately following the Offering, including the Common Stock sold in the Offering, will be validly issued, fully paid and nonassessable.

COMMON STOCK

  The holders of shares of Common Stock will be entitled to one vote for each share on all matters voted on by stockholders, including elections of directors and, except as otherwise required by law or provided in any resolution adopted by the Company's Board of Directors with respect to any series of Preferred Stock, the holders of such shares will possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock created by the Company's Board of Directors from time to time, the holders of shares of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor; and upon liquidation will be entitled to receive pro rata all assets of the Company available for distribution to such holders. Holders of shares of Common Stock will have no liability to further calls or to assessment by the Company, and have no conversion, redemption or preemptive rights to purchase additional shares of any class of shares of the Company, except that Silicon Graphics will have certain rights to purchase additional shares of Common Stock as described under "Arrangements Between the Company and Silicon Graphics--Corporate Agreement."

PREFERRED STOCK

  The Preferred Stock is issuable from time to time in one or more series and with such designation, rights, privileges, restrictions and conditions for each series as shall be stated in the resolutions providing for designation and issue of each such series adopted by the Board of Directors of the Company. The Board of Directors of the Company is authorized by the Certificate of Incorporation to determine, among other things, the voting, dividend, redemption, conversion and liquidation powers, rights and preferences and the limitations thereon of such series. The Company believes that the ability of the Board of Directors of the Company to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

  Although the Board of Directors of the Company has no present plans to issue any Preferred Stock, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors of the Company will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors could issue Preferred Stock with voting and other rights that could adversely effect the voting power of the holders of the Common Stock and that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Company's Board of Directors, including a tender offer or other transaction that some, or a majority, of the

Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

CORPORATE OPPORTUNITIES

  The Company's Restated Certificate of Incorporation will provide that Silicon Graphics shall have no duty to refrain from engaging in the same or similar activities or lines of business as the Company, and neither Silicon Graphics nor any officer or director thereof (except as provided below) shall be liable to the Company or its stockholders for breach of any fiduciary duty by reason of any such activities of Silicon Graphics. In the event that Silicon Graphics acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Silicon Graphics and the Company, Silicon Graphics shall have no duty to communicate or offer such corporate opportunity to the Company and shall not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that Silicon Graphics pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

  In the event that a director or officer of the Company who is also a director or officer of Silicon Graphics acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both the Company and Silicon Graphics, such director or officer of the Company shall have fully satisfied and fulfilled the fiduciary duty of such director or officer to the Company and its stockholders with respect to such corporate opportunity if such director or officer acts in a manner consistent with the following policy:

    (i) a corporate opportunity offered to any person who is an officer of the Company, and who is also a director but not an officer of Silicon Graphics, shall belong to the Company;

    (ii) a corporate opportunity offered to any person who is a director but not an officer of the Company, and who is also a director or officer of Silicon Graphics, shall belong to the Company if such opportunity is expressly offered to such person in writing solely in his or her capacity as a director of the Company, and otherwise shall belong to Silicon Graphics; and

    (iii) a corporate opportunity offered to any person who is an officer of both the Company and Silicon Graphics shall belong to the Company if such opportunity is expressly offered to such person in writing solely in his or her capacity as an officer of the Company, and otherwise shall belong to Silicon Graphics.

  For purposes of the foregoing:

    (i) A director of the Company who is chairman of the board of directors of the Company or of a committee thereof shall not be deemed to be an officer of the Company by reason of holding such position (without regard to whether such position is deemed an office of the Company under the By-laws of the Company), unless such person is a full-time employee of the Company; and

    (ii) (a) the term "Company" shall mean the Company and all corporations, partnerships, joint ventures, associations and other entities in which the Company beneficially owns (directly or indirectly) fifty percent or more of the outstanding voting stock, voting power, partnership interest or similar voting interests, and (b) the term "Silicon Graphics" shall mean Silicon Graphics, Inc. and all corporations, partnerships, joint ventures, associations and other entities (other than the Company, defined in accordance with clause (a) of this section (ii)) in which Silicon Graphics beneficially owns (directly or indirectly) fifty percent or more of the outstanding voting stock, voting power, partnership interests or similar voting interests.

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

  The foregoing provisions of the Company's Restated Certificate of Incorporation shall expire on the date that Silicon Graphics ceases to own beneficially Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock and no person who is a director or officer of the Company is also a director or officer of Silicon Graphics or any of its subsidiaries (other than the Company).

  In addition to any vote of the stockholders required by the Company's Restated Certificate of Incorporation, until the time that Silicon Graphics ceases to own beneficially Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock, the affirmative vote of the holders of more than 80% of the total voting power of all classes of outstanding Common Stock shall be required to alter, amend or repeal in a manner adverse to the interests of Silicon Graphics and its subsidiaries (other than the Company), or adopt any provision adverse to the interests of Silicon Graphics and its subsidiaries (other than the Company), or inconsistent with, the corporate opportunity provisions described above. Accordingly, so long as Silicon Graphics beneficially owns Common Stock representing at least 20% of the total voting power of all classes of outstanding Common Stock, it can prevent any such alteration, amendment, repeal or adoption.

  Any person purchasing or otherwise acquiring Common Stock will be deemed to have notice of, and to have consented to, the foregoing provisions of the Company's Restated Certificate of Incorporation.

CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS THAT MAY HAVE AN ANTI-TAKEOVER EFFECT

  Certain provisions of the Company's Restated Certificate of Incorporation and By-laws summarized below may be deemed to have an anti-takeover effect and may delay, discourage or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including attempts that might result in a premium being paid over the market price of the Common Stock.

  BOARD OF DIRECTORS. The Company's Certificate of Incorporation will provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Company will be not more than 10 and not less than three, with the exact number to be fixed from time to time as provided in the By-laws. The By-laws will provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively by resolution of the Company's Board of Directors adopted by the affirmative vote of directors constituting not less than a majority of the total number of directors that the Company would have if there were no vacancies on the Board of Directors, but shall consist of not more than 10 nor less than three directors. The directors, other than those who may be elected by the holders of Preferred Stock, will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible. Each director will hold office until such person's successor is duly elected and qualified. In addition, the Certificate of Incorporation and By-laws will provide that, subject to any rights of holders of Preferred Stock, and unless the Company's Board of Directors otherwise determines, newly created directorships resulting from any increase in the number of directors and any vacancies on the Company's Board of Directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting the Company's Board of Directors will shorten the term of any incumbent director. Subject to the rights of holders of Preferred Stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the Common Stock; PROVIDED, HOWEVER, that prior to the Trigger Date (as defined below), any director may be removed from office, with or without cause, by the affirmative vote of the holders of at least a majority of the Common Stock.

  These provisions would preclude a third-party from removing incumbent directors and simultaneously gaining control of the Company's Board of Directors by filling the vacancies created by removal with its own nominees. Under the classified board provision described above, it would take at least two elections of directors for any individual or group to gain control of the Company's Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

  NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. The Certificate of Incorporation will provide that as of the time at which Silicon Graphics and its affiliates cease to beneficially own an aggregate of at least a majority of the then outstanding shares of Common Stock (the "Trigger Date"), any action required or permitted to be taken by the stockholders may be effected only at a duly called annual or special meeting of stockholders and may not be effected by a written consent in lieu of such a meeting. Effective as of the Trigger Date, except as otherwise required by law and subject to the rights of the holders of any Preferred Stock, special meetings of stockholders of the Company for any purpose may be called only by certain specified officers of the Company or by any officer at the request in writing of a majority of the Board of Directors and, effective as of the Trigger Date, the power of stockholders to call a special meeting is specifically denied. In addition, prior to the Trigger Date, the Company will call a special meeting of stockholders promptly upon the request of Silicon Graphics. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Board of Directors or certain specified officers.

  ADVANCE NOTICE PROCEDURES. The By-laws will provide for an advance notice procedure for the nomination, other than by or at the direction of the Company's Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received in writing by the Company not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting of stockholders, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with the advance notice procedures, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

  The advance notice procedures do not apply to Silicon Graphics and its affiliates prior to the time at which Silicon Graphics and its affiliates cease to be the beneficial owner of an aggregate of at least a majority of the then outstanding shares of Common Stock.

  CHARTER AMENDMENTS. The Certificate of Incorporation will provide that the affirmative vote of the holders of at least 80% of the outstanding Common Stock is required to amend, repeal or adopt any provision inconsistent with the foregoing provisions of the Certificate of Incorporation. The Certificate of Incorporation will further provide that the By-laws may be altered, amended or repealed by the affirmative vote of directors constituting not less than a majority of the entire Board of Directors (if effected by action of the Board of Directors) or by the affirmative vote of the holders of at least 80% of the voting power of all classes of outstanding capital stock, voting together as a single class
(if effected by action of the stockholders).

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

  Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interest stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (y) the affiliates and associates of any such person.

  Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203. However, Silicon Graphics and its affiliates are excluded from the definition of "interested stockholder" pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with the Company's Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which the Company's stockholders may otherwise deem to be in their best interests.

LIMITATION OF LIABILITY

  The Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the Delaware General Corporation Law as amended from time to time, for liability
(i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which concerns unlawful payments of dividends, stock purchases or redemptions, of (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment or repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim that, but for such provision, would accrue or arise prior to such amendment or repeal. While the

Certificate of Incorporation provides directors with protection from monetary damages for breaches from their duty of care, it does not eliminate such duty. Accordingly, the Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care.

LISTING

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "MIPS".

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Boston EquiServe Limited Partnership located at 150 Royall Street, Canton, Massachusetts. Its phone number is (781) 575-2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 37,250,000 shares of Common Stock issued and outstanding. All of the shares of Common Stock to be sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by an "affiliate" of the Company (as that term is defined in Rule 144 under the Securities Act ("Rule 144")), in which case such shares will be subject to the resale limitations of Rule 144. All of the shares of Common Stock beneficially owned by Silicon Graphics following the Offering will not have been registered under the Securities Act and may not be sold in the absence of an effective registration statement under the Securities Act other than in accordance with Rule 144 or another exemption from registration. Silicon Graphics has certain rights to require the Company to effect registration of the shares of Common Stock owned by Silicon Graphics, which rights may be assigned. See "Arrangements Between the Company and Silicon Graphics."

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock for at least one year, including a person who may be deemed an "affiliate", is entitled to sell in any three-month period, a number of shares that does not exceed the greater of 1% of the class of stock being sold or the average weekly trading volume of the class of stock being sold during the four calendar weeks immediately preceding such sale. A person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, such issuer. Rule 144A under the Securities Act ("Rule 144A") provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act for specified resales of restricted securities to certain institutional investors. In general, Rule 144A allows unregistered resales of restricted securities to a "qualified institutional buyer", which generally includes an entity, acting for its own account or for the account of other qualified institutional buyers, that in the aggregate owns or invests at least $100 million in securities of unaffiliated issuers. Rule 144A does not extend an exemption to the offer or sale of securities that, when issued, were of the same class as securities listed on a national securities exchange or quoted on an automated quotation system. The shares of Common Stock outstanding as of the date of this Prospectus would be eligible for resale under Rule 144A because such shares, when issued, were not of the same class as any listed or quoted securities. The foregoing summary of Rule 144 and Rule 144A is not intended to be a complete description thereof.

  Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that market sales of outstanding shares of Common Stock owned by Silicon Graphics, or the availability of such shares for sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock beneficially owned by Silicon Graphics in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock offered in the Offering. Although Silicon Graphics may in the future effect or direct sales or other dispositions of Common Stock that would reduce its beneficial ownership interest in the Company, Silicon Graphics has advised the Company that its current intent is to continue to hold all of the Common Stock beneficially owned by it following the Offering. However, Silicon Graphics is not subject to any contractual obligation to retain its controlling interest, except that Silicon Graphics has agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 365 days after the date of this Prospectus without the prior written consent of Deutsche Bank Securities Inc. As a result, there can be no assurance concerning the period of time during which Silicon Graphics will maintain its beneficial ownership of Common Stock owned by it following the Offering.

                       CERTAIN UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder of Common Stock other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state (other than any partnership treated as foreign under U.S. Treasury regulations), (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. This discussion is based on current law and is for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including certain U.S. expatriates). ACCORDINGLY, OFFEREES OF COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

  An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an alien may be treated as a resident alien if he or she (i) meets a lawful permanent residence test (a so-called "green card" test) or (ii) elects to be treated as a U.S. resident and meets the "substantial presence test" in the immediately following year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

  In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder if certain income tax treaties apply. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment generally will not be subject to United States withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service ("IRS") form with the payor of the dividend (which form, under U.S. Treasury regulations generally effective for payments made after December 31, 1998 ("Final Regulations"), will require such Non-U.S. Holder to provide a U.S. taxpayer identification number) and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the deemed or actual repatriation from the United States of its "effectively connected earnings and profits" subject to certain adjustments. Under currently effective United States Treasury regulations (the "Current Regulations"), if the Company has no definitive knowledge regarding the tax status of a stockholder, the Company must withhold tax at the rate of 30% on all dividend payments if such stockholder's address is outside the United States. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country generally are presumed, under current Internal Revenue Service guidelines, to be paid to a resident of that country absent knowledge to the contrary. Under the Final Regulations, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate generally will be required to satisfy applicable certification and other requirements. In addition, under the Final Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement will generally be applied to the partners of the partnership and (y) the partnership will be required to provide certain information, including a United States taxpayer Identification number. The Final Regulations also provide look-through rules for tiered partnerships. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

SALE OF COMMON STOCK

  In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless: (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or alternatively, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation); (ii) the Non-U.S. Holder is an individual who holds shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has "tax home" (as defined for United States federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign income tax equal to at least 10% of the gain derived from such disposition), or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States; or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC at any time during this period, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common Stock during this period generally would not be subject to United States federal income tax, provided that the Common Stock had been regularly traded on an established securities market.

ESTATE TAX

  Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

  The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

  Under the Current Regulations, United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above) generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. Backup withholding and information reporting generally will apply to dividends paid on shares of Common Stock to a Non-U.S. Holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor. Under the Final Regulations, however, a Non-U.S. Holder of Common Stock that fails to certify its Non-U.S. Holder status in accordance with the requirements of the Final Regulations may be subject to United States backup withholding on payments of dividends.

  The payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, such owner's status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person,
(ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connect with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge of the country).

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

  The Underwriters named below, for whom Deutsche Bank Securities Inc., BancAmerica Robertson Stephens and Hambrecht & Quist LLC are acting as representatives (the "Representatives") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the form of which will be filed as an exhibit to the Company's Registration Statement, of which this Prospectus is a part), to purchase from the Company and Silicon Graphics the respective number of shares of Common Stock indicated below opposite their respective names. The Underwriters are committed to purchase all of the shares, if they purchase any.

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   Deutsche Bank Securities Inc. .....................................
   BancAmerica Robertson Stephens.....................................
   Hambrecht & Quist LLC..............................................
                                                                       ---------
     Total............................................................ 5,500,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions.

  The Representatives have advised the Company and Silicon Graphics that the Underwriters propose initially to offer the Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers (who may include the Underwriters)
a concession of not more than $   per share. The selected dealers may reallow a
concession of not more than $   per share to certain other dealers. After the
initial public offering, the price and concessions and reallowances to dealers and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters have informed the Company that they do not intend to sell any of the shares of Common Stock offered hereby to accounts over which they exercise discretionary authority.

  Silicon Graphics has granted an option to the Underwriters to purchase up to a maximum of 825,000 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table, and Silicon Graphics will be obligated to sell such shares to the Underwriters.

  In connection with this Offering, the Company, Silicon Graphics and the executive officers and directors of the Company have agreed, subject to certain exceptions, not to offer or sell or otherwise transfer any Common Stock until the expiration of 365 days following the closing of this Offering without the prior written consent of Deutsche Bank Securities Inc.

  The Underwriting Agreement will provide that the Company and Silicon Graphics will indemnify the several Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations among the Company, Silicon Graphics (as selling stockholder) and the Representatives. The principal factors to be considered in determining the public offering price of the Common Stock will include the information set forth in this Prospectus and otherwise available to the Representatives; the history and the prospects for the industry in which the Company will compete; the ability of the Company's management; the prospects for future earnings of the Company; the present state of the Company's development and its current financial condition; the general condition of the securities markets at the time of the Offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies. Each of the Representatives has informed the Company that it currently intends to make a market in the Common Stock subsequent to the effectiveness of the Offering, but there can be no assurance that the Representatives will take any action to make a market in any securities of the Company.

  Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

  The Underwriters have reserved for sale, at the initial public offering price, shares of Common Stock for directors and certain employees and semiconductor manufacturing partners of the Company and certain other persons in the United States and, subject to local laws, internationally, who have expressed an interest in purchasing such shares in the Offering. Such directors, employees, manufacturing partners and other persons are expected to purchase, in the aggregate, up to approximately 10% of the Common Stock offered in the Offering. The number of shares available for sale to the general public in the Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered to the public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Shearman & Sterling, San Francisco, California, and for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California.

                                    EXPERTS

  The financial statements of the Company at June 30, 1996 and 1997 and March 31, 1998 and for each of the three years in the period ended June 30, 1997 and for the nine months ended March 31, 1998, appearing in this Prospectus and in the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement (together with all amendments and exhibits, the "Registration Statement") on Form S-1 under the Securities Act with respect to the Common Stock offered in the Offering. This Prospectus, filed as part of that Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Registration Statement is also publicly available through the Commission's web site at http://www.sec.gov.

  The Company is not currently subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports and other information with the Securities and Exchange Commission. In addition, the Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information.

                               ----------------

  MIPS, R3000, R4000, R5000, R8000 and R10000 are registered trademarks, and MIPS16, R4300i and the MIPS logo are trademarks, of the Company. Silicon Graphics and Cray are registered trademarks of Silicon Graphics, Inc. and Cray Research, Inc., respectively. Sony is used with permission from Sony Computer Entertainment America. PlayStation and the PlayStation logos are registered trademarks of Sony Computer Entertainment Inc. WebTV and the WebTV logo are trademarks of WebTV Networks, Inc. Images on page 2 are courtesy of Nintendo of America Inc. (C)1998 Nintendo. This Prospectus contains other trademarks and registered trademarks of the Company and other companies.

                         GLOSSARY OF CERTAIN TERMS

 application specific extension...... integrated circuit designed to perform a particular function by defining the
                                      interconnection of a set of basic circuit
                                      building blocks drawn from a library
                                      provided by the circuit manufacturer
 central processing unit............. part of a computer that includes the circuits that control the interpretation
                                      and execution of instructions
 circuit............................. one or more conductors through which an electric current can flow
 core................................ integrated circuit design which includes only the central processing unit and
                                      which is intended to form a part of a
                                      complete circuit design which
                                      incorporates other circuits on the same
                                      chip
 die size............................ size of unpackaged integrated circuits embedded system..................... system that is a part of a larger system whose primary purpose is not
                                      computational (e.g., microprocessors plus
                                      related software incorporated into
                                      devices other than personal computers,
                                      workstations, servers, mainframes and
                                      minicomputers)
 instruction set architecture........ combinations of binary instructions and the hardware to execute them which
                                      together determine the native capability
                                      of a microprocessor
 integrated circuit.................. microelectric semiconductor device consisting of many interconnected
                                      transistors and other components
 logic block......................... unit of data set that is transferred between main storage and auxiliary
                                      storage when an input or output operation
                                      occurs
 microprocessor...................... processor whose elements have been miniaturized into one or a few integrated
                                      circuits
 modular............................. extent to which system consists of program units which are discrete and
                                      identifiable with respect to compiling,
                                      combining with other units, and loading
 OEM/system OEM...................... original equipment manufacturer which manufactures products for end users
 operations systems software......... software that controls the execution of programs and that may provide services
                                      such as resource allocation, scheduling,
                                      input/output control and data management
 process targeted designs............ designs intended to address the specific silicon manufacturing process technology
                                      of the semiconductor manufacturer to
                                      which it is licensed

 RISC................................ reduced instruction-set computing semiconductor....................... solid material, such as silicon or germanium, whose electrical conductivity
                                      is between that of a conductor and that
                                      of an insulator
 transistor.......................... small solid-state semiconducting device that can perform nearly all the functions
                                      of an electronic tube

                            MIPS TECHNOLOGIES, INC.
                              FINANCIAL STATEMENTS

                       INDEX TO THE FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Auditors............................................. F-2
Balance Sheets ............................................................ F-3
Statements of Operations .................................................. F-4
Statement of Stockholders' Equity (Deficit)................................ F-5
Statements of Cash Flows................................................... F-6
Notes to Financial Statements.............................................. F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
MIPS Technologies, Inc.

  We have audited the accompanying balance sheets of MIPS Technologies, Inc. (the "Company") as of June 30, 1996 and 1997 and March 31, 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended June 30, 1997 and for the nine months ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIPS Technologies, Inc. at June 30, 1996 and 1997 and March 31, 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997 and for the nine months ended March 31, 1998 in conformity with generally accepted accounting principles.

                                                     /s/ ERNST & YOUNG LLP

San Jose, California

April 24, 1998,

except for Note 14, as to which the date is

June 5,1998

                            MIPS TECHNOLOGIES, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                      JUNE 30,
                                                  -----------------  MARCH 31,
                                                   1996      1997      1998
                                                  -------  --------  ---------
                     ASSETS
Current assets:
  Cash..........................................  $   --   $    --   $    --
  Accounts receivable...........................      527       381       323
  Prepaid expenses and other current assets.....    2,047     2,775     1,615
                                                  -------  --------  --------
    Total current assets........................    2,574     3,156     1,938
Equipment and furniture, net....................   12,620    15,190     1,291
Employee notes receivable.......................       95     1,328     1,087
                                                  -------  --------  --------
                                                  $15,289  $ 19,674  $  4,316
                                                  =======  ========  ========
     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..............................  $ 3,935  $  5,834  $  2,170
  Accrued liabilities...........................    3,562     5,437     2,813
  Current portion of capital lease obligations..      408       331       --
                                                  -------  --------  --------
    Total current liabilities...................    7,905    11,602     4,983
Capital lease obligations, less current portion.      331       --        --
Commitments and contingencies
Stockholders' equity (deficit):
  Common stock, $0.001 par value: 150,000,000
   shares authorized; 36,000,000 shares issued
   and outstanding..............................       36        36        36
  Additional paid-in capital....................   84,182   129,236   124,720
  Accumulated deficit...........................  (77,165) (121,200) (125,423)
                                                  -------  --------  --------
    Total stockholders' equity (deficit)........    7,053     8,072      (667)
                                                  -------  --------  --------
                                                  $15,289  $ 19,674  $  4,316
                                                  =======  ========  ========

                            See accompanying notes.

                            MIPS TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            NINE MONTHS ENDED
                                YEARS ENDED JUNE 30,            MARCH 31,
                             ----------------------------  -------------------
                               1995      1996      1997       1997      1998
                             --------  --------  --------  ----------- -------
                                                           (UNAUDITED)
Revenue:
  Royalties................  $ 13,576  $ 17,916  $ 33,992   $ 20,869   $44,990
  Contract revenue.........    16,103    18,627     3,115      2,734       827
                             --------  --------  --------   --------   -------
    Total revenue..........    29,679    36,543    37,107     23,603    45,817
Costs and expenses (see
 Note 11 regarding related
 party transactions with
 Silicon Graphics):
  Cost of contract
   revenue.................     7,364     5,580     1,345      1,345       375
  Research and
   development.............    39,033    48,402    68,827     48,476    39,573
  Sales and marketing......     6,761     6,026     6,170      4,767     4,184
  General and
   administrative..........     4,272     4,601     4,750      3,538     3,281
  Restructuring charge.....       --        --        --         --      2,614
                             --------  --------  --------   --------   -------
    Total costs and
     expenses..............    57,430    64,609    81,092     58,126    50,027
                             --------  --------  --------   --------   -------
Operating loss.............   (27,751)  (28,066)  (43,985)   (34,523)   (4,210)
Interest expense...........       (69)      (99)      (50)       (41)      (13)
                             --------  --------  --------   --------   -------
Net loss...................  $(27,820) $(28,165) $(44,035)  $(34,564)  $(4,223)
                             ========  ========  ========   ========   =======
Net loss per basic and
 diluted share.............  $  (0.77) $  (0.78) $  (1.22)  $  (0.96)  $ (0.12)
                             ========  ========  ========   ========   =======
Common shares outstanding--
 basic and diluted.........    36,000    36,000    36,000     36,000    36,000
                             ========  ========  ========   ========   =======


                            See accompanying notes.

                          MIPS TECHNOLOGIES, INC.

                STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                              (IN THOUSANDS)

                                                                      TOTAL
                                           ADDITIONAL             STOCKHOLDERS'
                                    COMMON  PAID-IN-  ACCUMULATED     EQUITY
                                    STOCK   CAPITAL     DEFICIT     (DEFICIT)
                                    ------ ---------- ----------- -------------
Balances July 1, 1994..............  $ 36   $ 21,889   $ (21,180)   $    745
  Net loss.........................   --         --      (27,820)    (27,820)
  Net financing provided from
   Silicon Graphics................   --      27,039         --       27,039
                                     ----   --------   ---------    --------
Balances June 30, 1995.............    36     48,928     (49,000)        (36)
  Net loss.........................   --         --      (28,165)    (28,165)
  Net financing provided from
   Silicon Graphics................   --      35,254         --       35,254
                                     ----   --------   ---------    --------
Balances June 30, 1996.............    36     84,182     (77,165)      7,053
  Net loss.........................   --         --      (44,035)    (44,035)
  Net financing provided from
   Silicon Graphics................   --      45,054         --       45,054
                                     ----   --------   ---------    --------
Balances June 30, 1997.............    36    129,236    (121,200)      8,072
  Net loss.........................   --         --       (4,223)     (4,223)
  Net financing provided from
   Silicon Graphics................   --       3,198         --        3,198
  Equipment transferred to Silicon
   Graphics........................   --      (7,714)        --       (7,714)
                                     ----   --------   ---------    --------
Balances March 31, 1998............  $ 36   $124,720   $(125,423)   $   (667)
                                     ====   ========   =========    ========

                          See accompanying notes.

                          MIPS TECHNOLOGIES, INC.

                         STATEMENTS OF CASH FLOWS

                              (IN THOUSANDS)

                                                             NINE MONTHS ENDED
                                 YEAR ENDED JUNE 30,             MARCH 31,
                              ----------------------------  -------------------
                                1995      1996      1997       1997      1998
                              --------  --------  --------  ----------- -------
                                                            (UNAUDITED)
Operating activities:
  Net loss..................  $(27,820) $(28,165) $(44,035)  $(34,564)  $(4,223)
  Depreciation..............     6,092     8,201     7,343      5,508     4,594
  Restructuring charge......       --        --        --         --      2,614
  Other non-cash charges....         2        28        99         69       315
  Changes in operating
   assets and liabilities:
    Accounts receivable.....      (309)     (218)      146       (723)       58
    Prepaid expenses and
     other current assets...      (343)     (300)     (728)       396     1,160
    Employee notes
     receivable.............      (125)      --     (1,332)    (1,350)       48
    Accounts payable and
     accrued liabilities....     3,548    (6,714)    3,774      4,236    (6,788)
                              --------  --------  --------   --------   -------
      Cash flows used in
       operating activities,
       excluding Silicon
       Graphics financing...   (18,955)  (27,168)  (34,733)   (26,428)   (2,222)
Investing activities-capital
 expenditures...............    (8,084)   (7,257)   (9,913)    (6,286)     (645)
Financing activities--
 payments on capital lease
 obligations................       --       (829)     (408)      (303)     (331)
                              --------  --------  --------   --------   -------
Net financing provided from
 Silicon Graphics...........  $(27,039) $(35,254) $(45,054)  $(33,017)  $(3,198)
                              ========  ========  ========   ========   =======
Supplemental disclosures of
 cash flow information:
  Equipment transferred to
   Silicon Graphics.........  $     --  $     --  $     --   $     --   $ 7,714
                              ========  ========  ========   ========   =======
  Interest paid.............  $     69  $     99  $     50   $     41   $    13
                              ========  ========  ========   ========   =======

                          See accompanying notes.

                            MIPS TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. FORMATION AND DESCRIPTION OF BUSINESS

  FORMATION OF MIPS TECHNOLOGIES, INC. (THE "COMPANY"). In June 1992, Silicon Graphics formed the Company following the merger of MIPS Computer Systems, Inc. into Silicon Graphics which was accounted for as pooling of interests. MIPS Computer Systems, Inc. was founded in 1984 and was engaged in the design and development of RISC microprocessors for the computer systems and embedded markets. Silicon Graphics adopted the MIPS architecture for its computer systems in 1988 and acquired MIPS Computer Systems, Inc. in 1992. Following the acquisition, Silicon Graphics continued the MIPS microprocessor business through its MIPS Group (a division of Silicon Graphics), which focused primarily on the development of high-performance microprocessors for Silicon Graphics' workstations and servers. Until the last few years, cost considerations limited the broader use of these microprocessors. However, as the cost to design and manufacture microprocessors based on the MIPS technology decreased, the MIPS Group sought to penetrate the consumer market, both through supporting and coordinating the efforts of the MIPS semiconductor partners and, most notably, by partnering with Nintendo in its design of the Nintendo 64 video game player and related cartridges. Revenues related to sales of Nintendo 64 video game players and related cartridges currently account for the substantial majority of the Company's revenue. In order to increase the focus of the MIPS Group on the design and development of microprocessor applications dedicated to the embedded market, in December 1997, Silicon Graphics initiated a plan to separate the business of the MIPS Group from its other operations.

  BASIS OF PRESENTATION. The accompanying financial statements reflect the operations of the Company's predecessor, the MIPS Group, through March 31, 1998. The accompanying balance sheets have been prepared using the historical basis of accounting and include all of the assets and liabilities specifically identifiable to the Company and, for certain liabilities that are not specifically identifiable, estimates have been used to allocate a portion of Silicon Graphics' liabilities to the Company. Cash management for the Company is done by Silicon Graphics on a centralized basis and all cash provided by Silicon Graphics has been recorded as interest-free financing from Silicon Graphics in these financial statements. Accordingly, the balance sheets and the statements of cash flows do not reflect any cash or cash equivalents balances or changes in balances.

  The statements of operations include all revenue and costs attributable to the Company, including a corporate allocation of the costs of facilities and employee benefits. Additionally, incremental corporate administration, finance and management costs are allocated to the Company based on certain methodologies that management believes are reasonable under the circumstances (see Note 11).


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  INTERIM FINANCIAL STATEMENTS. In the opinion of management, the unaudited financial statements include all adjustments, consisting only of normal, recurring accruals, necessary to present fairly the Company's results of operations for the nine months ended March 31, 1997. The results of operations for the nine months ended March 31, 1998 are not necessarily indicative of the results to be expected for the entire fiscal year.

  USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

                            MIPS TECHNOLOGIES, INC.

liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

  REVENUE RECOGNITION. The Company derives revenue from fees for the transfer of proven and reusable intellectual property components or the performance of engineering services to customer specifications. The Company enters into licensing agreements that provide licensees the right to incorporate the Company's intellectual property components in their products with terms and conditions that have historically varied by licensee. Generally these agreements include one or more of the following elements: (i) royalty payments, which are payable upon the sale of a licensee's products, (ii) nonrefundable paid-up-front royalty payments, which represent credits against royalties due on future sales of a licensee's products, (iii) nonrefundable technology license fees, which are payable upon the transfer of intellectual property and which do not involve additional royalties to be paid upon the future sale of a licensee's products and (iv) engineering service fees, which generally are payable upon the Company's achievement of defined milestones. No upgrades or modifications to a licensed product are provided.

  The Company classifies all revenue that involves the future sale of a licensee's products as royalty revenue. Royalty revenue is recognized in the quarter in which a report is received from a licensee detailing the shipments of products incorporating the Company's intellectual property components (i.e., in the quarter following the sale of licensed product by the licensee). The Company classifies all revenue that does not involve the future sale of a licensee's products, including paid-up-front royalties, license fees and engineering service fees, as contract revenue. Paid-up-front royalties and license fees are recognized upon the execution of the license agreement and transfer of intellectual property, provided no further significant performance obligations exist. Paid-up-front royalty terms provide an agreed upon level of sales of a licensee's products below which a licensee will not be obligated to remit royalty payments and are nonrefundable, even in the event such level is not attained. Engineering services, which are performed on a best efforts basis, are recognized as revenue when the defined milestones are completed and the milestone payment is probable of collection. Milestones have historically been formulated to correlate with the estimated level of effort and related costs have been expensed as incurred.

  Certain license agreements provide for limited product support that consists of an identified customer contact at the Company and telephonic or e-mail product support. Such support arrangements have been insignificant to date.

  EQUIPMENT AND FURNITURE. Equipment and furniture is stated at cost and depreciation is computed using the straight-line method. Useful lives of three to seven years are used for equipment and furniture and fixtures.

  STOCK COMPENSATION. The Company will follow the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). As allowed by SFAS 123, the Company will account for stock-based employee compensation arrangements under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and will provide pro forma disclosures of net income and earnings per share as if the fair value basis method prescribed by SFAS 123 had been applied in measuring employee compensation expense.

                         MIPS TECHNOLOGIES, INC.

  EARNINGS PER SHARE. The Company follows the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). SFAS 128 requires the presentation of basic and fully diluted earnings per share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares that were outstanding during the period. Diluted earnings per share is computed giving effect to all dilutive potential common shares that were outstanding for any periods presented in these financial statements. Because there were no stock options or other potentially dilutive securities outstanding for any periods presented, both basic and diluted net loss per share are computed based on the weighted average number of shares of Common Stock that were outstanding during the periods. The Company effected a 360,000-for-one split of its Common Stock on June 5, 1998 (see Note 14), and accordingly, the Company has presented share and earnings per share data in the financial statements giving effect to that split.

  RECENT ACCOUNTING PRONOUNCEMENTS. In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting Comprehensive Income ("SFAS 130"), and Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). The Company is required to adopt these Statements in fiscal 1999. SFAS 130 establishes new standards for reporting and displaying comprehensive income and its components. SFAS 131 requires disclosure of certain information regarding operating segments, products and services, geographic areas of operation and major customers. Adoption of these Statements is expected to have no impact on the Company's financial position, results of operations or cash flows.

NOTE 3. BUSINESS RISK AND CUSTOMER CONCENTRATION

  The Company operates in the intensely competitive semiconductor industry which has been characterized by price erosion, rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. Significant technological changes in the industry could affect operating results adversely. Due to the Company's focus on microprocessor designs dedicated to the embedded market, including digital consumer products, the Company can be expected to experience seasonal fluctuations in its revenue and operating results.

  The Company markets and licenses its technology to a limited number of customers and generally does not require collateral. At June 30, 1996 and 1997, one customer accounted for 100% of accounts receivable and at March 31, 1998, two customers accounted for 100% of accounts receivable. During the year ended June 30, 1995, revenue from two customers represented an aggregate of 77% of total revenue; during the year ended June 30, 1996, revenue from three customers represented an aggregate of 71% of total revenue and during the year ended June 30, 1997 and the nine-month period ended March 31, 1998, revenue from two customers represented an aggregate of 83% and 88% of total revenue, respectively. The Company expects that a significant portion of its future revenue will continue to be generated by a limited number of customers. The nonrenewal or expiration of contracts between the Company and its current customers could adversely affect near-term future operating results.

  A substantial portion of the Company's revenue is derived from outside the United States (see Note 13). The Company anticipates that revenue from international customers will continue to represent a substantial portion of its total revenue. To date, substantially all of the revenue from international customers has been denominated in U.S dollars. However, to the extent that sales to digital consumer product manufacturers by the Company's manufacturing partners are

                            MIPS TECHNOLOGIES, INC.

denominated in foreign currencies, royalties received by the Company on such sales could be subject to fluctuations in currency exchange rates. In addition, if the effective price of the technology sold by the Company to its partners were to increase as a result of fluctuations in foreign currency exchange rates, demand for the Company's technology could fall which would, in turn, reduce the Company's royalties. The relative significance of the Company's international operations exposes it to a number of additional risks including political and economic instability, longer accounts receivable collection periods and greater difficulty in collection of accounts receivable, reduced or limited protection for intellectual property, export license requirements, tariffs and other trade barriers and potentially adverse tax consequences. There can be no assurance that the Company will be able to sustain revenue derived from international customers or that the foregoing factors will not have a material adverse effect on the Company's business, operating results and financial condition.

NOTE 4. RESTRUCTURING CHARGE

  The restructuring charge recorded in the nine months ended March 31, 1998 includes $500,000 in severance and related costs (16 employees, a majority of which supported research and development activities) and $2.1 million in fixed asset write-downs related to the Company's shift in strategic direction. Approximately $90,000 of the severance and related costs were paid as of March 31, 1998 and the balance is expected to be paid by June 30, 1998.

NOTE 5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

  Prepaid expenses and other current assets for all periods presented consists principally of amounts paid by the Company in advance for maintenance contracts on its computer-aided design tools. These contracts typically cover a one-year period, over which time the cost is amortized.

NOTE 6. EMPLOYEE NOTES RECEIVABLE

  The Company has loans outstanding to employees and an officer. Such loans are payable upon maturity, which ranges from three to five years from issuance. Approximately $95,000, $777,000 and $776,000 of these loans at June 30, 1996 and 1997 and March 31, 1998, respectively, relate to loans which are forgiven by the Company on a periodic basis as the employee or officer remains employed by the Company. Loan forgiveness charged to expense was $2,000, $28,000, $99,000, $69,000 and $193,000 in fiscal 1995, 1996 and 1997 and for the nine months ended March 31, 1997 and 1998, respectively. Upon termination of employment, the unamortized balance of the loan becomes due. Such forgivable loans bear no interest. The balance of the loans bear interest at rates ranging from 7.19% to 7.25%.

NOTE 7. EQUIPMENT AND FURNITURE

  The components of equipment and furniture are as follows (in thousands):

                                                      JUNE 30,
                                                  ------------------  MARCH 31,
                                                    1996      1997      1998
                                                  --------  --------  ---------
   Equipment..................................... $ 34,700  $ 45,918  $ 16,096
   Equipment under capital lease.................    2,560     1,198       --
   Furniture and fixtures........................      458       516       366
                                                  --------  --------  --------
                                                    37,718    47,632    16,462
   Accumulated depreciation......................  (25,098)  (32,442)  (15,171)
                                                  --------  --------  --------
   Net equipment and furniture................... $ 12,620  $ 15,190  $  1,291
                                                  ========  ========  ========

                            MIPS TECHNOLOGIES, INC.

NOTE 8. ACCRUED LIABILITIES

  The components of accrued liabilities are as follows (in thousands):

                               JUNE 30,
                             ------------- MARCH 31,
                              1996   1997    1998
                             ------ ------ ---------
   Accrued compensation and
    employee related
    expenses...............  $3,318 $4,163  $1,410
   Development and
    marketing funds........     159  1,053   1,188
   Other accrued
    liabilities............      85    221     215
                             ------ ------  ------
                             $3,562 $5,437  $2,813
                             ====== ======  ======

  Accrued compensation and employee related expenses at March 31, 1998 include approximately $410,000 in accrued severance. The development and marketing funds represent amounts received from certain of the Company's licensees to be used in joint development and marketing programs.

NOTE 9. CAPITAL LEASE OBLIGATIONS

  The Company leased equipment under capital lease obligations that matured in fiscal 1998.

NOTE 10. INCOME TAXES

  The net losses incurred for the fiscal years ended June 30, 1995, 1996 and 1997, as well as for the nine-month periods ended March 31, 1997 and 1998, are attributable to the operations of the Company as a division of Silicon Graphics and were included in the income tax returns filed by Silicon Graphics. In light of both historical losses incurred, as well as the fact that the Company will not receive any benefit for losses incurred up to the Closing Date, no income tax benefit has been reflected for the periods presented.

  Subsequent to the Separation and the Offering, the Company, while still a part of Silicon Graphics' consolidated group for federal income tax purposes, will become responsible for its income taxes through a tax sharing agreement with Silicon Graphics. Therefore, to the extent the Company produces taxable income, loss or credits, it will make or receive payments as though it filed separate federal, state and local income tax returns.

  The Company and Silicon Graphics intend to enter into a tax sharing agreement pursuant to which they will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, will be determined as though the Company were to file separate federal, state and local income tax returns.

  In general, the Company will be included in Silicon Graphics' consolidated group for federal income tax purposes for so long as Silicon Graphics beneficially owns at least 80% of the total voting power and value of the outstanding Common Stock.

  At June 30, 1996 and 1997, the Company's deferred tax assets and the related valuation allowance were immaterial.

                            MIPS TECHNOLOGIES, INC.

NOTE 11. RELATED PARTY TRANSACTIONS

  CASH. The Company has utilized Silicon Graphics' centralized cash management services and processes related to receivables, payables, payroll and other activities. The Company's net cash requirements have been funded by Silicon Graphics.

  CORPORATE SERVICES. Silicon Graphics allocates a portion of its domestic corporate expenses to its divisions, including the Company. In addition, in accordance with Staff Accounting Bulletin No. 55, certain additional allocations have been reflected in these financial statements. These expenses have included corporate communications, management, compensation and benefits administration, payroll, accounts payable, income tax compliance, treasury and other administration and finance overhead. Allocations and charges were based on either a direct cost pass-through or a percentage allocation for such services provided based on factors such as net sales, headcount and relative expenditure levels. Such allocations and corporate charges totaled $7.8 million, $9.0 million, $11.0 million, $7.6 million and $7.3 million for the years ended June 30, 1995, 1996 and 1997, and for the nine-month periods ended March 31, 1997 and March 31, 1998, respectively.

  Management believes that the basis used for allocating corporate services is reasonable. While the terms of these transactions may differ from those that would result from transactions among unrelated parties, management does not believe such differences would be material.

  FACILITIES. The Company's executive, administrative and technical offices currently occupy space in a building leased by Silicon Graphics in Mountain View, California. Following the Separation (Note 14), the Company intends to sublease from Silicon Graphics office space in one building. Payments by the Company to Silicon Graphics under this sublease are expected to be $611,000, $743,000, $776,000 and $741,000 in fiscal years 1999, 2000, 2001 and 2002, respectively. The sublease will terminate on May 31, 2002, subject to earlier termination in certain circumstances.

NOTE 12. CONTINGENCIES

  In February 1998, the Company received a notice asserting that the R10000 and potentially other microprocessors designed by the Company allegedly infringe a patent currently held by Ceridian Corporation. The Company is evaluating these claims.

  From time to time, the Company receives communications from third parties asserting patent or other rights covering the Company's products and technologies. Based upon the Company's evaluation, it may take no action or it may seek to obtain a license. There can be no assurance in any given case that a license will be available on terms the Company considers reasonable, or that litigation will not ensue.

  Management is not aware of any pending disputes that would be likely to have a material adverse effect on the Company's business, results of operations or financial condition.

                            MIPS TECHNOLOGIES, INC.

NOTE 13. INDUSTRY AND GEOGRAPHIC SEGMENT INFORMATION

  The Company operates in one industry segment. The Company's revenue by geographic area is as follows (in thousands):

                                                             NINE MONTHS ENDED
                                      YEARS ENDED JUNE 30,       MARCH 31,
                                     ----------------------- -------------------
                                      1995    1996    1997      1997      1998
                                     ------- ------- ------- ----------  -------
                                                             (UNAUDITED)
United States....................... $ 3,140 $ 6,123 $ 5,066  $ 3,428    $ 4,345
Export:
  Japan.............................  26,539  22,120  32,041   20,175     41,222
  Europe............................     --    6,300     --       --         250
  Rest of World.....................     --    2,000     --       --         --
                                     ------- ------- -------  -------    -------
    Total revenue................... $29,679 $36,543 $37,107  $23,603    $45,817
                                     ======= ======= =======  =======    =======

NOTE 14. SUBSEQUENT EVENTS

  In April 1998, the Board of Directors of the Company approved the filing of a registration statement by the Company under the Securities Act of 1933, as amended, relating to an initial public offering of the Company's Common Stock.

  In April 1998, the Board of Directors of the Company approved a transaction whereby Silicon Graphics will transfer to the Company the assets and liabilities related to the design and development of microprocessor intellectual property for embedded market applications (the "Separation"). In connection with the Separation, the Company and Silicon Graphics will enter into a Corporate Agreement that provides for certain pre-emptive rights of Silicon Graphics to purchase shares of the Company's capital stock, registration rights related to shares of the Company's capital stock owned by Silicon Graphics and covenants against certain actions by the Company for so long as Silicon Graphics owns a majority of the Company's outstanding Common Stock. Furthermore, the Company and Silicon Graphics will enter into a Management Services Agreement pursuant to which Silicon Graphics will provide certain services to the Company following the Separation on an interim or transitional basis.

  In May 1998, the Board of Directors of the Company authorized and the Company's stockholder (where appropriate) approved (i) a 360,000-for-one split of the Common Stock (effected June 5, 1998), (ii) an amendment to the Company's Certificate of Incorporation providing for an increase in the number of authorized shares of Common Stock to 150,000,000 shares, and (iii) the adoption of the 1998 Long-Term Incentive Plan (the "Plan"). The Plan authorizes the issuance of various forms of stock-based awards including incentive and non-qualified stock options, stock appreciation rights, stock awards and performance unit awards to officers and other key employees and consultants. Stock options are granted at not less than the fair value on the date of grant; the prices of other stock awards will be determined by the Board of Directors. Stock options generally vest over a fifty-month period from the date of grant. An aggregate of 6,600,000 shares of Common Stock may be issued under the Plan. On May 22, 1998, the Company granted options to purchase up to 2,848,300 shares of Common Stock at an exercise price of $12.00 per share, the then estimated fair value of the Common Stock, and granted stock awards totalling 15,000 shares of Common Stock.

[Inside Back Cover]



MIPS RISC Technology
Semiconductor partners



[Integrated Device Technology,             MIPS processors are
Inc. LOGO]                                 manufactured and sold
                                           by world-class semiconductor
                                           partners including: Integrated
[LSI LOGIC LOGO]                           Devices Technology, Inc.;
                                           LSI Logic Corporation; NEC
                                           Corporation; NKK COrporation;
[NEC LOGO]                                 Philips Semiconductors;
                                           Quantum Effect Design, Inc.
                                           (QED) and Toshiba Corporation.
[NKK LOGO]                                 The MIPS RISC architecture
                                           is flexible and allows our
[PHILIPS LOGO]                             semiconductor partners to
                                           integrate their intellectual
[QUANTUM EFFECT DESIGN,                    property with the Company's
INC. LOGO]                                 processor and related designs
                                           to develop differentiated
                                           and innovative products
                                           for a variety of embedded
[TOSHIBA LOGO]                             applications.


                                           MIPS
                                           TECHNOLOGIES INC
                                                   Providing Choice
                                                              [MIPS]

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UN-DERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH SUCH INFORMATION IS GIVEN.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
  Prospectus Summary......................................................   3
  The Company.............................................................   5
  Risk Factors............................................................   7
  Special Note Regarding Forward Looking Statements.......................  18
  Use of Proceeds.........................................................  19
  Dividend Policy.........................................................  19
  Capitalization..........................................................  20
  Dilution................................................................  21
  Selected Financial Data.................................................  22
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations..........................................................  23
  Business................................................................  33
  Management..............................................................  46
  Arrangements Between the Company and Silicon Graphics...................  60
  Principal and Selling Stockholder.......................................  68
  Description of Capital Stock............................................  69
  Shares Eligible for Future Sale.........................................  75
  Certain United States Federal Tax Considerations for Non-United States
   Holders................................................................  76
  Underwriting............................................................  79
  Legal Matters...........................................................  81
  Experts.................................................................  81
  Additional Information..................................................  81
  Glossary of Certain Terms...............................................  82
  Index to Financial Statements........................................... F-1

 UNTIL    , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
 EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------

[MIPS TECHNOLOGIES, INC. LOGO]

 5,500,000 SHARES


 COMMON STOCK

 DEUTSCHE BANK SECURITIES

 BANCAMERICA ROBERTSON STEPHENS

 HAMBRECHT & QUIST

 PROSPECTUS

      , 1998

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market Application Fee.

       SEC Registration Fee........................................ $   26,123
       NASD Filing Fee.............................................      8,090
       Nasdaq National Market Application Fee......................     95,000
       Blue Sky Qualification Fees and Expenses....................      5,000
       Printing and Engraving Expenses.............................    175,000
       Legal Fees and Expenses.....................................    450,000
       Accounting Fees and Expenses................................    275,000
       Miscellaneous...............................................     15,787
                                                                    ----------
         Total..................................................... $1,050,000*
                                                                    ==========

--------

* Of this amount, approximately $240,000 will be paid by the Company and $810,000 will be paid by Silicon Graphics, Inc.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer or director of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against expenses which such officer or director actually and reasonably incurred. The Restated Certificate of Incorporation of the Company provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

  In accordance with Delaware law, the Restated Certificate of Incorporation of the Company contains a provision to limit the personal liability of directors of the Company for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

  Pursuant to the underwriting agreement between the Company, Silicon Graphics and the underwriters filed as an exhibit to this Registration Statement, the underwriters a party thereto have agreed to indemnify each officer and director of the Company and Silicon Graphics, Inc. and each person, if any, who controls the Company and Silicon Graphics, Inc. within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain liabilities, including liabilities under said Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Within the past three years, the Company has not issued or sold any unregistered securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS

    1.1    Form of Underwriting Agreement*
    3.1    Form of Certificate of Incorporation of the Registrant**
    3.2    Form of By-Laws of the Registrant**
    4.1    Form of Common Stock Certificate**
    5.1    Opinion of Shearman & Sterling**
   10.1    Form of Separation Agreement*
   10.2    Form of Corporate Agreement**
   10.3    Form of Management Services Agreement**
   10.4    Form of Tax Sharing Agreement**
   10.5    Form of Technology Agreement*+
   10.6    Form of Trademark Agreement*
   10.7.1  Joint Development and License Agreement between Nintendo Co., Ltd.
            and Nintendo of America Inc. on the one hand and Silicon Graphics, Inc. and MIPS Technologies, Inc. on the other hand (the "Joint
            Development and License Agreement")+*
   10.7.2  First Addendum to the Joint Development and License Agreement+*
   10.7.3  Second Addendum to the Joint Development and License Agreement+*
   10.8.1  Technology License Agreement between NEC Corporation and MIPS
            Computer Systems, Inc. (predecessor to MIPS Technologies, Inc.)
            (the "Technology License Agreement")+*
   10.8.2  Supplemental Agreement--I to the Technology License Agreement+*
   10.8.3  Supplemental Agreement--II to the Technology License Agreement+*
   10.8.4  Amendment No. 1 to Supplemental Agreement--II to the Technology
            License Agreement+*
   10.8.5  Supplemental Agreement--III to the Technology License Agreement+*
   10.8.6  Supplemental Agreement--IV to the Technology License Agreement+*
   10.8.7  Supplemental Agreement--V to the Technology License Agreement+*
   10.8.8  Supplemental Agreement--VI to the Technology License Agreement+*
   10.8.9  Addendum to the Supplemental Agreement--VI to the Technology License
            Agreement+*
   10.8.10 Supplemental Agreement--VII to the Technology License Agreement+*
   10.8.11 Supplemental Agreement--X to the Technology License Agreement+*
   10.8.12 VRX Supplemental Agreement to the Technology License Agreement+*

   10.8.13 Amendment No. 1 to VRX Supplemental Agreement to the Technology
            License Agreement+*
   10.8.14 Supplemental Agreement XI to the Technology License Agreement+*
   10.9    Form of MIPS Technologies, Inc. 1998 Long-Term Incentive Plan*
   10.10   Form of Employee Stock Purchase Plan*
   10.11   Promissory Note between Silicon Graphics, Inc. and Lavi Lev*
   23.1    Consent of Ernst & Young LLP, Independent Auditors
   23.2    Consent of Shearman & Sterling (included in Exhibit 5.1)**
   23.3    Consent of Anthony B. Holbrook
   23.4    Consent of Fred M. Gibbons
   24.1    Power of Attorney for Kevin C. Eichler
   24.2    Power of Attorney for John E. Bourgoin, William M. Kelly, Kenneth L.
           Coleman, Teruyasu Sekimoto and Dr. Forest Baskett**
   27.1    Financial Data Schedule

--------

*To be filed by amendment.

**Previously filed.

+ The Company intends to apply for confidential treatment of portions of this Exhibit. Accordingly, portions thereof will be omitted and filed separately.

  (b) FINANCIAL STATEMENT SCHEDULES

  Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 17. UNDERTAKINGS

  (a) The Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    (ii) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 10th day of June, 1998.

                                          MIPS Technologies, Inc.

                                               /s/ John E. Bourgoin
                                          By: _________________________________
                                              Name: John E. Bourgoin
                                              Title: Chief Executive Officer


  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

             SIGNATURE                           TITLE                  DATE
             ---------                           -----                  ----
        /s/ John E. Bourgoin         Chief Executive Officer and    June 10, 1998
 ___________________________________  Director (Principal Executive
          John E. Bourgoin            Officer)


        /s/ Kevin C. Eichler         (Principal Financial and       June 10, 1998
 ___________________________________  Accounting Officer)
          Kevin C. Eichler


                 *                   Director                       June 10, 1998
 ___________________________________
          William M. Kelly


                 *                   Director                       June 10, 1998
 ___________________________________
         Kenneth L. Coleman


                 *                   Director                       June 10, 1998
 ___________________________________
         Teruyasu Sekimoto


                 *                   Director                       June 10, 1998
 ___________________________________
           Forest Baskett


*By: /s/ John E. Bourgoin
  ---------------------------
     John E. Bourgoin
     Attorney-in-Fact

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                                    PAGE
 -------                                                                   ----
  1.1    Form of Underwriting Agreement*
  3.1    Form of Certificate of Incorporation of the Registrant**
  3.2    Form of By-Laws of the Registrant**
  4.1    Form of Common Stock Certificate**
  5.1    Opinion of Shearman & Sterling**
 10.1    Form of Separation Agreement*
 10.2    Form of Corporate Agreement**
 10.3    Form of Management Services Agreement**
 10.4    Form of Tax Sharing Agreement**
 10.5    Form of Technology Agreement*+
 10.6    Form of Trademark Agreement*
 10.7.1  Joint Development and License Agreement between Nintendo Co.,
          Ltd. and Nintendo of America Inc. on the one hand and Silicon
          Graphics, Inc. and MIPS Technologies, Inc. on the other hand
          (the "Joint Development and License Agreement")+*
 10.7.2  First Addendum to the Joint Development and License Agreement+*
 10.7.3  Second Addendum to the Joint Development and License
          Agreement+*
 10.8.1  Technology License Agreement between NEC Corporation and MIPS
          Computer Systems, Inc. (predecessor to MIPS Technologies,
          Inc.) (the "Technology License Agreement")+*
 10.8.2  Supplemental Agreement--I to the Technology License Agreement+*
 10.8.3  Supplemental Agreement--II to the Technology License
          Agreement+*
 10.8.4  Amendment No. 1 to Supplemental Agreement--II to the Technology
          License Agreement+*
 10.8.5  Supplemental Agreement--III to the Technology License
          Agreement+*
 10.8.6  Supplemental Agreement--IV to the Technology License
          Agreement+*
 10.8.7  Supplemental Agreement--V to the Technology License Agreement+*
 10.8.8  Supplemental Agreement--VI to the Technology License
          Agreement+*
 10.8.9  Addendum to the Supplemental Agreement--VI to the Technology
          License Agreement+*
 10.8.10 Supplemental Agreement--VII to the Technology License
          Agreement+*
 10.8.11 Supplemental Agreement--X to the Technology License Agreement+*
 10.8.12 VRX Supplemental Agreement to the Technology License
          Agreement+*
 10.8.13 Amendment No. 1 to VRX Supplemental Agreement to the Technology
          License Agreement+*
 10.8.14 Supplemental Agreement XI to the Technology License Agreement+*
 10.9    Form of MIPS Technologies, Inc. 1998 Long-Term Incentive Plan*
 10.10   Form of Employee Stock Purchase Plan*
 10.11   Promissory Note between Silicon Graphics, Inc. and Lavi Lev*
 23.1    Consent of Ernst & Young LLP, Independent Auditors
 23.2    Consent of Shearman & Sterling (included in Exhibit 5.1)**
 23.3    Consent of Anthony B. Holbrook
 23.4    Consent of Fred M. Gibbons
 24.1    Power of Attorney for Kevin C. Eichler
 24.2    Power of Attorney for John E. Bourgoin, William M. Kelly,
         Kenneth L. Coleman, Teruyasu Sekimoto and Dr. Forest Baskett.**
 27.1    Financial Data Schedule

--------
*To be filed by amendment.

**Previously filed.

+ The Company intends to apply for confidential treatment of portions of this Exhibit. Accordingly, portions thereof will be omitted and filed separately.